SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter

Index
Page
I - Analysis of 1Q12

1. Analysis of Consolidated Result	05

2. Analysis of Parent Company Result	13

Conference Call Information

June 1st, 2012
11:00 a.m. (Brasília time)
10:00 a.m. (US EST)
02:00 p.m. (United Kingdom time)

Phone:

(1 786) 837-9597 (United States)
(44) 20 3318-3776 (United Kingdom)
0800-031-4433 / (11) 4433-2163 (Brazil)
Password:  9000

IR Contact:
Investor Relations Area
Phone: (55) (21) 2514-6331
invest@eletrobras.com
www.eletrobras.com/ir

II – Annex: Subsidiary Companies Information

1. Generation and Transmission Companies	30

Itaipu	31

Furnas	38

Chesf	59

Eletronorte	81

Eletronuclear	100

Eletrosul	109

CGTEE	128

2. Distribution Companies	137

Amazonas Energia	139

Distribuição Alagoas	154

Distribuição Piauí	163

Distribuição Rondônia	172

Distribuição Roraima	181

3. Participation Company	190

Eletropar	191

Marketletter

1.     Generation and Transmission Companies

Company	Net Operating		Service		Income/Loss		EBITDA		Margin
	Revenue		Result		of the Period		(R$ million)		EBITDA
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Furnas	1,950	1,761	496	350	233	104	578	419	29.6	23.8
Chesf	1,721	1,340	586	556	493	493	693	665	40.2	49.6
Eletronorte	1,198	1,131	288	277	126	162	395	382	33.0	33.8
Eletronuclear	404	247	135	86	39	57	143	87	35.4	35.2
Eletrosul	378	461	57	177	33	116	119	238	31.5	51.5
CGTEE	122	133	(8)	41	(13)	33	14	63	11.6	47.6
Total	5,773	5,073	1,554	1,487	911	965	1,942	1,854

Installed Capacity

Company	Own (a)	SPE (b)	Physical Aggregation 2012	Total (a+b)
Furnas	8,903	746	56	9,649
Chesf	10,615	64	-	10,679
Eletronorte	9,175	75	-	9,250
Itaipu	7,000	-	-	7,000
Eletronuclear	1,990	-	-	1,990
CGTEE	840	-	-	840
Eletrosul	-	81	-	81
Eletrobras	-	13	-	13
Distribution Companies	2,212	-	-	2,212
Total	40,735	979	-	41,714

(b) The company's participation in the project

Extension of Transmission Lines - Km

Company	Own (a)	SPE (b)	Physical Aggregation 2012	Total (a+b)
Furnas	19,419	285	-	19,704
Chesf	18,645	351	-	18,996
Eletronorte	9,983	552	-	10,535
Eletrosul	10,006	604	-	10,610
Distribution Companies	601	-	-	601
Total	58,654	1,792	-	60,446

(b) The company's participation in the project

Energy Sold – MWh

	1Q12	1Q11
Itaipu	24,534,587	22,849,214
Furnas	13,999,658	13,858,288
Chesf	16,835,863	15,152,257
Eletronorte	13,169,396	13,938,886
Eletrosul	370,773	300,541
CGTEE	1,075,031	1,113,371
Total	69,985,308	67,212,557

Marketletter

Balance Sheet

(In US$)

Assets	03/31/2012	12/31/2011
Current Assets
Cash and banks	599,424,259	568,408,376
Accounts receivable from clients	914,056,045	872,623,855
Obligations receivable	732,689	731,570
Sundry debtors	1,506,866	1,163,239
Stored materials	6,916,753	6,902,216
Personnel advances	7,357,129	1,462,832
Supplier advances	26,529,907	24,631,284
Legal deposits	19,743,547	54,693,468
Other accounts receivable	60,539,274	22,767,528
Total Current Assets	1,636,806,469	1,553,384,368

Non-Current Assets
Obligations receivable	209,893,691	208,219,907
Legal deposits	47,660,097	45,438,259
	257,553,788	253,658,166
From previous periods	(421,953,392)	362,270,439
Result for the period	(217,172,651)	(784,223,831)
	(639,126,043)	(421,953,392)
Property, unit and equipment	17,454,804,732	17,449,556,932
Intangible	20,332,442	20,332,016
Total Non-Current Assets	17,093,564,919	17,301,593,722
Total Assets	18,730,371,388	18,854,978,090

Marketletter

Liabilities and Stockholders’ Equity	03/31/2012	12/31/2011
Liability
Current Liabilities
Loans and Financing	1,045,473,152	1,023,452,786
Charges to pay	5,434,459	5,376,247
Remuneration and reimbursement	618,796,424	564,237,033
Suppliers	23,136,753	65,874,284
Pay roll and social obligations	53,368,049	51,776,352
Labor indemnities	10,195,077	19,734,254
Provision for contingencies	206,991,775	223,207,923
Other obligations	58,195,615	20,340,205
Total Current Liabilities	2,021,591,304	1,973,999,084

Non-Current Liabilities
Loans and financing	14,641,943,588	14,895,116,272
Remuneration and reimbursement	3,000,000	-
Labor indemnities	367,940,299	348,521,484
Retirement benefits	1,404,895,396	1,355,099,147
Provision for contingencies	187,833,071	179,188,637
Other obligations	3,167,730	3,053,466
	16,608,780,084	16,780,979,006
Total Liabilities	18,630,371,388	18,754,978,090

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras S,A,	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	18,730,371,388	18,854,978,090

Marketletter

Statement of Income

US$

	03/31/2012	03/31/2011
Operating Revenues
Power supply	822,753,000	822,753,000
Remuneration on power assignment	92,847,415	28,098,987
Reimbursement of charges – no assured energy	33,564,697	23,681,332
Operating revenues - total	949,165,112	874,533,319
Operating Expenses
Remunerations and reimbursements
Capital income	(11,995,878)	(11,385,455)
Remuneration on power assignment	(92,847,415)	(28,098,987)
Assured energy
Royalties	(100,988,058)	(94,726,721)
Reimbursement of charges – administration and supervision	(7,768,312)	(7,286,671)
	(108,756,370)	(102,013,392)
Non assured energy
Royalties	(31,167,219)	(21,989,808)
Reimbursement of charges – administration and supervision	(2,397,478)	(1,691,524)
	(33,564,697)	(23,681,332)
	(247,164,360)	(165,179,166)
Operating expenses
General and administrative expenses
Personnel	(140,393,302)	(128,004,546)
Materials	(1,920,929)	(3,630,520)
Third party services	(13,686,273)	(15,091,801)
Provision for contengencies	21,508,434	(46,846,798)
Social environmental expenses	(14,624,078)	(6,716,273)
Other operating expenses	(38,052,541)	(4,952,352)
	(187,168,689)	(205,242,290)
Total of operating expenses	(434,333,049)	(370,421,456)
Result of Service	514,832,063	504,111,863
Other revenues / expenses
Sundry Revenues	704,956	355,317
Sundry Expenses	(332,904)	(125,450)
	372,052	229,867
Financial Revenues
Income from financial applications	16,341,251	16,586,099
Arrears on energy bills	-	76,751
Other financial revenues	(7,553,787)	2,173,656
	8,787,464	18,836,506
Financial Expenses
Debt charges	(265,564,505)	(280,835,671)
Monetary variations	(41,254,423)	(102,143,721)
Other financial expenses	-	(9)
	(306,818,928)	(382,979,401)
Financial Result	(298,031,464)	(364,142,895)
Net income for the period	217,172,651	140,198,835

Marketletter

Cash Flow

(US$)

	Mar/2012	Mar/2011
Operating Activities
Net income for the period	217,172,651	140,198,835
Adjustments
Disposal of Assets - sales	235,291	81,706
Monetary Variation on Financing and loans	2,043,423	2,271,752
Monetary Variation on Estimated Obligations	54,859,609	117,453,082
Liabilities provision
Financial charges to be capitalized	192,934	-
Financial charges not to be capitalized	265,371,571	280,835,672
Estimated Obligations	28,845,503	70,080,402
Adjusted Income	568,720,982	610,921,449
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	(41,432,190)	15,146,028
Stored Material variation	(14,537)	590,113
Other Credits variation	(14,554,719)	(20,645,189)
Remuneration and reimbursement variation	57,559,391	13,742,084
Suppliers and other variations	(4,767,858)	(40,807,747)
Payment-roll and social obligation variation	1,591,697	1,626,933
Payment of the Estimated Obligation	(31,600,939)	(441,279)
	(33,219,155)	(30,789,057)
Net Operating Cash Flow	535,501,827	580,132,392
Investment Activities
Property, unit and equipment and intangible	(5,483,518)	(9,645,866)
Balance of the Investment Activities	(5,483,518)	(9,645,866)
Financing Activities
Loans and financing obtained	6,987,300	2,663,500
Amortization of the Loans and Financing	(240,676,369)	(224,884,469)
Payment of interest on Loans and Financing	(265,313,358)	(277,423,850)
Balance of the Financing Activities	(499,002,427)	(499,644,819)
Total of Cash Effects	31,015,882	70,841,707
Cash and cash equivalent – beginning of period	568,408,376	545,693,567
Cash and cash equivalent – end of period	599,424,258	616,535,274
Total of Cash Effects	31,015,882	70,841,707

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed Energy MW Average	Energy generated – MWh 1Q12
Itaipu Binacional	14,000	8,577	24,720,437

Unit	Participation %	Location (State)	Beginning of Operation	End of concession	No depreciated asset US$ million
Itaipu Binacional	100%	Brasil (Paraná) e Paraguai (Alto Paraná)	03/1985	-x-	17,475.1

2. Electric energy purchased for resale   - N/A

3. Energy sold

Own assets

Buyer	Sales model	1Q12
		US$ Million*	MWh
Eletrobras System	A	-	-
	B	760.3	22,055,403
Others	A	-	-
	B	62.4	2,479,184
Total	A	-	-
	B	822.7	24,534,587

A - Through auction

B - Through free market agreements or bilateral contracts

* Consideres only sales of guaranteed energy.

4. CCEE settlement (Spot and MRE) – N/A

5. Fuel used to produce electricity– N/A

6. Losses in generation - %

1Q12
0.75%

7. Average price– US$/MWh

Own assets

1Q12
22.60

8. Extension of transmission lines – Km – N/A

Marketletter

9. Total RAP (Allowed Annual Revenue) for transmission lines– R$ million – N/A

10. Losses in transmission - % - N/A

11. Main investments of parent company– US$ million

Project	1Q11
Generation	5,5
Permanent	1,5
Other investments	4,0
Total	5,5

12. New investments – N/A

13. Loans and financing – US$ million

Local currency - LC

Creditor	Balance 03.31.12	Due	Index
FIBRA – Fundação Itaipu – BR	47.1	2023	INPC

Foreign currency - FC

Creditor	Balance 03.31.12	Due	Currency
Eletrobras	6,132.3	2014 / 2023	US$
National Treasury	9,169.8	2023	US$
Restructuring of foreign debt	308.1	2013 / 2023	US$
CAJUBI – Fundação Itaipu – PY	35.5	2022	US$
T O T A L	15,645.7

14. Contracts – US$ million

14.1 Loans and financing

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	788.6	1,094.4	1,167.5	1,238.5	1,319.1	10,084.7
By creditor
Eletrobras	436.4	621.4	684.8	596.3	484.8	3,308.6
Others	352.2	473.0	482.7	642.2	834.3	6,776.1

14.2 Energy purchase – N/A

14.3 Energy sale– N/A

Marketletter

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

Composition of employees by tenure (Years)	1Q11
To 5	1,248
6 to 10	228
11 to15	427
16 to 20	271
21 to 25	884
more than 25	407
Total	3,465

                15.2 By region

State	Number of employees
Usina Hidrelétrica de Itaipu*	2,304
Paraná – Brasil	307
São Paulo – Brasil	1
Brasília – Brasil	4
Paraguai	849
Total	3,465

* Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

                15.3 By departments

Department	Number of employees
Field	1,051
Administrative	2,414

16. Complementary work force

Operational
1Q12	203

17. Turn-over

1Q12
0.0815

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current Assets
Cash and banks	13,673	115,665	282,294	511,877
Marketable securities	408,745	525,842	506,986	617,315
Consumers	837,184	818,001	929,144	859,312
Financial asset – public service concession	-	-	18,047	14,940
Loans and financing	171,222	171,308	171,222	171,308
Equity remuneration	37,841	5,627	-	-
Compensation rights	9,937	9,937	9,937	9,937
Stored materials	24,582	23,840	25,221	24,474
Collaterals and linked deposits	10,676	18,056	28,638	36,862
Expenses paid in advance	1,187	1,269	13,782	13,851
Derivative financial instruments	-	-	3,580	3,617
Tax and social contribution	75,031	68,524	94,128	96,308
Others	125,217	102,624	173,007	117,913
	1,715,295	1,860,693	2,255,986	2,477,714

Non-Current Assets
Loans and financing	425,082	461,748	425,082	461,748
Marketable securities	-	-	-	12,392
Stored materials	83,379	80,909	83,379	80,909
Tax and social contribution	1,038,741	1,136,940	1,116,035	1,222,378
Collaterals and linked deposits	297,321	310,197	380,771	380,225
Financial asset – public service concession	7,529,393	7,580,769	8,490,276	8,368,789
Derivative financing instruments	-	-	326	-
Others	35,164	42,583	82,020	97,832
	9,409,080	9,613,146	10,577,889	10,624,273

Investments	2,583,980	2,358,862	32,400	42,288
Property, unit and equipment	8,480,803	8,480,566	15,935,859	15,558,459
Intangible	105,074	108,852	1,037,470	1,040,858
	20,578,937	20,561,426	27,583,618	27,265,878
Total Assets	22,294,232	22,422,119	29,839,604	29,743,592

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current Liabilities
Loans and financing	865,569	678,373	1,414,548	1,180,533
Debentures	-	-	652,665	633,745
Suppliers	529,829	812,903	669,463	926,935
Taxes and social contributions	239,924	230,432	263,857	263,709
Shareholders remuneration	69,575	64,497	72,580	65,713
Estimated obligation	149,037	140,749	154,066	144,265
Complementary pension fund	201,595	248,240	201,595	248,240
Sector charges	45,160	44,391	56,205	45,318
Use of public property	-	-	32,370	35,233
Incentive to early retirement	79,867	93,137	79,867	93,137
Research and development	6,881	6,724	8,938	13,079
Income participation	106,093	106,093	106,093	106,093
Use of hydro resources	41,117	32,400	42,698	35,435
Others	24,378	34,126	150,066	132,104
	2,359,025	2,492,065	3,905,011	3,923,539

Non-Current Liabilities
Loans and financing	4,085,708	4,156,567	8,438,875	8,424,330
Suppliers	-	-	6,116	9,146
Debentures	-	-	288,235	279,410
Provisions for contingencies	563,658	622,689	568,549	627,347
Complementary pension fund	261,210	271,861	261,210	271,861
Use of public property	42,607	42,230	1,091,752	1,083,529
Advance for future capital increase	300,000	300,000	300,000	300,000
Incentive to early retirement	199,302	247,793	199,302	247,793
Research and development	194,406	184,832	194,480	184,881
Taxes and social contributions	787,047	802,452	876,723	875,623
Others	2	3,485	208,084	217,988
	6,433,940	6,631,909	12,433,326	12,521,908

Stockholders’ Equity
Capital	6,031,154	6,031,154	6,031,154	6,031,154
Capital Reserves	5,690,383	5,690,383	5,690,383	5,690,383
Income Reserves	1,814,857	1,814,857	1,814,857	1,814,857
Result of the period	232,891	-	232,891	-
Additional proposed dividends	193,491	193,491	193,491	193,491
Other comprehensive income	(461,509)	(431,740)	(461,509)	(431,740)
	13,501,267	13,298,145	13,501,267	13,298,145
Total Liabilities and Stockholders’ Equity	22,294,232	22,422,119	29,839,604	29,743,592

Marketletter

Statement of Income by Activity

(R$ thousand)

	Parent Company
	03/31/2012
	Generation	Transmission	Trading of energy	Total
Net operating revenues	866,395	497,033	316,373	1,679,801
Operational Cost	(390,349)	(287,723)	(544,158)	(1,222,230)
Cost with electric energy	(120,367)	-	(540,001)	(660,368)
Electric Energy purchased for resale	-	-	(540,001)	(540,001)
Charge on the use of Electric grid	(120,367)	-	-	(120,367)
Operation cost	(269,982)	(207,686)	(4,157)	(481,825)
Personnel, Material and Third party services	(128,851)	(274,987)	(5,047)	(408,885)
Depreciation and amortization	(54,909)	(4,886)	(199)	(59,994)
Use of hydro resources	(59,196)	-	-	(59,196)
Operational provision	11,529	76,792	1,124	89,445
Fuel and water for production of electric energy	(34,958)	-	-	(34,958)
Other	(3,597)	(4,605)	(35)	(8,237)
Construction expenses	-	(80,037)	-	(80,037)
Gross income	476,046	209,310	(227,785)	457,571
Operating Expenses	(13,925)	(15,883)	(1,726)	(31,534)
Service Results	462,121	193,427	(229,511)	426,037
Result on the Equity Method	(6,686)	-	-	(6,686)
Financing result	13,348	(64,556)	(3,739)	(54,947)
Result before social contribution and income tax	468,783	128,871	(233,250)	364,404
Income tax and Social Contribution	(99,749)	(53,905)	12,101	(141,553)
Income tax and Social Contribution deferred	7,093	3,820	(873)	10,040
Net Result for the period	376,127	78,786	(222,022)	232,891

Marketletter

	Consolidated
	03/31/2012
	Generation	Transmission	Trading of energy	Total
Net operating revenues	998,201	623,624	327,717	1,949,542
Operational Cost	(460,728)	(395,081)	(548,352)	(1,404,161)
Cost with electric energy	(129,006)	-	(544,195)	(673,201)
Electric Energy purchased for resale	-	-	(544,195)	(544,195)
Charge on the use of Electric grid	(129,006)	-	-	(129,006)
Operation cost	(331,722)	(211,718)	(4,157)	(547,597)
Personnel, Material and Third party services	(135,684)	(278,906)	(5,047)	(419,637)
Depreciation and amortization	(77,672)	(4,903)	(199)	(82,774)
Use of hydro resources	(62,360)	-	-	(62,360)
Operational provision	11,529	76,792	1,124	89,445
Fuel and water for production of electric energy	(34,958)	-	-	(34,958)
Other	(32,577)	(4,701)	(35)	(37,313)
Construction expenses	-	(183,363)	-	(183,363)
Gross income	537,473	228,543	(220,635)	545,381
Operating Expenses	(31,810)	(16,052)	(1,726)	(49,588)
Service Results	505,663	212,491	(222,361)	495,793
Result on the Equity Method	-	-	-	-
Financing result	(40,977)	(69,375)	(3,739)	(114,091)
Result before social contribution and income tax	464,686	143,116	(226,100)	381,702
Income tax and Social Contribution	(120,277)	(54,403)	12,101	(162,579)
Income tax and Social Contribution deferred	13,020	1,621	(873)	13,768
Net Result for the period	357,429	90,334	(214,872)	232,891

Marketletter

	Parent Company
	03/31/2011
	Generation	Transmission	Trading of energy	Total
Net operating revenues	767,674	475,318	385,503	1,628,495
Operational Cost	(349,416)	(303,054)	(620,929)	(1,273,399)
Cost with electric energy	(106,051)	-	(612,941)	(718,992)
Electric Energy purchased for resale	-	-	(612,941)	(612,941)
Charge on the use of Electric grid	(106,051)	-	-	(106,051)
Operation cost	(243,365)	(264,909)	(7,988)	(516,262)
Personnel, Material and Third party services	(130,155)	(237,756)	(7,165)	(375,076)
Depreciation and amortization	(53,730)	(1,733)	(112)	(55,575)
Use of hydro resources	(42,940)	-	-	(42,940)
Operational provision	(13,349)	(20,814)	(675)	(34,838)
Fuel and water for production of electric energy	-	-	-	-
Other	(3,191)	(4,606)	(36)	(7,833)
Construction expenses	-	(38,145)	-	(38,145)
Gross income	418,258	172,264	(235,426)	355,096
Operating Expenses	(28,739)	(22,485)	(3,014)	(54,238)
Service Results	389,519	149,779	(238,440)	300,858
Result on the Equity Method	(20,907)	-	-	(20,907)
Financing result	(37,663)	(60,536)	(20,498)	(118,697)
Result before social contribution and income tax	330,949	89,243	(258,938)	161,254
Income tax and Social Contribution	(93,946)	(34,626)	59,444	(69,128)
Income tax and Social Contribution deferred	-	11,844	-	11,844
Net Result for the period	237,003	66,461	(199,494)	103,970

Marketletter

	Consolidated
	03/31/2011
	Generation	Transmission	Trading of energy	Total
Net operating revenues	798,061	525,000	437,934	1,760,995
Operational Cost	(403,458)	(343,036)	(601,312)	(1,347,806)
Cost with electric energy	(111,296)	-	(593,324)	(704,620)
Electric Energy purchased for resale	-	-	(593,324)	(593,324)
Charge on the use of Electric grid	(111,296)	-	-	(111,296)
Operation cost	(292,162)	(298,338)	(7,988)	(598,488)
Personnel, Material and Third party services	(131,309)	(271,110)	(7,165)	(409,584)
Depreciation and amortization	(67,611)	(1,745)	(112)	(69,468)
Use of hydro resources	(42,940)	-	-	(42,940)
Operational provision	(13,349)	(20,814)	(675)	(34,838)
Fuel and water for production of electric energy	-	-	-	-
Other	(36,953)	(4,669)	(36)	(41,658)
Construction expenses	-	(44,698)	-	(44,698)
Gross income	394,603	181,964	(163,378)	413,189
Operating Expenses	(38,295)	(21,423)	(3,014)	(62,732)
Service Results	356,308	160,541	(166,392)	350,457
Result on the Equity Method	(884)	-	-	(884)
Financing result	(99,289)	(63,142)	(20,496)	(182,927)
Result before social contribution and income tax	256,135	97,399	(186,888)	166,646
Income tax and Social Contribution	(98,148)	(35,430)	59,444	(74,134)
Income tax and Social Contribution deferred	653	10,805	-	11,458
Net Result for the period	158,640	72,774	(127,444)	103,970

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Operating Activities
Net income for the period	364,404	161,254	381,702	166,644
Expenses (revenues) not affecting net working capital
Depreciation and amortization	59,994	55,575	82,774	69,711
Monetary and currency variation	13,187	19,524	41,814	47,763
Income from financial investment	(10,810)	(7,350)	(14,330)	(9,335)
Financing charges	88,481	89,491	129,185	122,743
Equity Method	6,686	20,907	-	884
Provision for credit of questionable liquidation	5,014	1,552	5,014	1,552
Provisions for risks with fiscal, labor and civil litigation	2,621	33,286	2,645	33,286
Personnel adjustment Plan	(61,761)		(61,761)
Reversal of provision for reduction of the recoverable value of assets (impairment)	(35,012)		(35,012)
Write-off of fixed assets	1,235	(363)	1,350	(363)
Financing asset amortization	376,920	350,120	319,736	353,190
Financing asset income	(245,507)	(268,383)	(260,967)	(316,526)
RGR - charges	51,502	16,628	51,502	16,628
Deferred taxes - provision	(10,040)	-	257	-
Subtotal	606,914	472,241	643,909	486,177
Variation in operating assets / liabilities	(18,877)	(16,128)	(74,548)	8,537
Payment of financial charges	(116,537)	(89,339)	(122,417)	(89,339)
Payment of RGR charges	(51,871)	(51,602)	(51,871)	(51,602)
Financial charges receivable	1,882	3,023	1,882	3,023
Payment of income tax and social contribution	(72,944)	(111,568)	(78,116)	(116,544)
Collaterals and linked deposits	-	(6,422)	(826)	(7,241)
Related parties	-	-	-	894
Renegotiated energy credits-received	50,142	45,984	50,142	45,984
Taxes and social contribution - payment – principal	(17,464)	(17,883)	(17,464)	(17,883)
Complementary security fund payment – debt (FRG)	(60,579)	(54,691)	(60,579)	(54,691)
Subtotal	(267,371)	(282,498)	(279,249)	(287,399)
Net cash of operational activities	320,666	173,615	290,112	207,315
Financing Activities
Loans and financing obtained	170,815	179,992	280,066	433,505
Loans and financing payable - principal	(61,856)	(29,285)	(99,453)	(46,806)
Funding payment	-	(8,794)	874	(8,794)
Net cash of financing activities	108,959	141,913	181,487	377,905
Investment Activities
Loans and financing - granted	-	(11,231)	-	(14,860)
Loans and financing granted - receivable	563	538	563	538
Acquisition of financial assets	(80,037)	(38,145)	(183,363)	(44,698)
In fixed income and equities	(127,907)	-	(131,586)	(23,837)
Acquisition of property, unit and equipment	(57,150)	(101,590)	(377,720)	(561,461)
Acquisition of intangible assets	(539)	(2,355)	(585)	(2,718)
Acquisition of equity participation investment	(266,547)	(165,522)	(8,490)	11,237
Others	-	-	-	-
Net cash of investment activities	(531,617)	(318,305)	(701,181)	(635,799)
Total of cash effects	(101,992)	(2,777)	(229,582)	(50,579)
Cash and cash equivalent – beginning of period	115,665	5,222	511,877	457,670
Cash and cash equivalent – end of period	13,673	2,445	282,295	407,091
	(101,992)	(2,777)	(229,582)	(50,579)

Marketletter

Analysis of the consolidated result

Furnas presented, in the 1Q12, a net income 21.4% less than the amount recorded in the previous quarter, going from R$ 296 million in the 4Q11, to R$ 233 million in the 1Q12, mainly because the fourth quarter was impacted by the actuarial gain.

In relation to the 1Q11, Furnas presented an increase of 224%, from R$ 104 million in the 1Q11, to R$ 233 million in 2012, mainly due to an increase of new availability of energy contracts, combined with the update of the old contracts.

Operating Revenue

In the first quarter of 2012, the supply of electricity increased by 18% compared to the 4Q11, from R$ 900 million to R$ 1,908 million. This variation is mainly due to the new availability contracts combined with the update of the old contracts.

Revenue from sale of energy decreased by 22%, compared to the 4Q11, from R$ 350 million in the 4Q11, to R$ 273 million in the 1Q12, mainly due to a decrease in the energy for trading due to a reduction in the Eletronuclear supply in March of 2012, for nuclear refueling and maintenance, plus the end of the contract with the SPE Serra do Facão.

The construction revenue presented a negative variation of 48%, from R$ 388 million in the 4Q11 to R$ 200 million in the 1Q12, mainly due to the works reduction.

The revenues with the transmission system (operation and maintenance) presented, in the 1Q12 a decrease of 10% compared to the 4Q11, from R$ 207 million in the 4Q11, to R$ 230 million in the 1Q12, due to  works reduction in the 1Q12.

The financial remuneration was reduced by 25%, from R$ 348.6 million in the 4Q11, to R$ 260.9 million in the 1Q12, mainly as a result of the adjustment of the financial asset balance.

Cost of Electricity Services

The electricity purchased for resale presented a negative variation of 7.5% from R588 million in the 4Q11, to R$ 544 million in the 1Q12, mainly  due to the stoppage of Eletronuclear in March 2012 for nuclear refueling and maintenance, and the termination of the contract with SPE Serra Facão.

The charges for using the electric grid did not show any significant variation.

Fuel for electric power production increased by 259%, from R$ 10 million in the 1Q11, to R$ 35 million, in the 1Q12, mainly due to the accounting of the gas supply contract signed with Petrobras to service the Santa Cruz Plant.

Depreciation and Amortization decreased by 28% compared to the 4Q11, from R$ 108 million in the 4Q11, to R$ 78 million in the 1Q12, mainly due to the accounting, in the fourth quarter of 2011, of the qualification of Chapecoense and Serra do Facão SPEs.

Personnel expenses increased by 33.5% compared to the 4Q11, from R$ 206.5 million in the 4Q11, to R$ 275.7 million in the 1Q12, mainly due to the increase in subscriptions for the program of early staff retirement.

Material expenses decreased by 45.2% compared to the 4Q11, from R$ 16 million in the 4Q11 to R$ 8.9 million in the 1Q12. This variation is justified by the cost reduction policy implemented by the Company.

Third-party services decreased by 37.6% compared to the 4Q11, from R$ 216.4 million in the 1Q11, to R$ 135,0 million in the 1Q12, mainly due to the payments made on December/2011 relating to the Christmas bonus .

Operating Revenue (Expense)

The expense with operating provision decreased by 171%, from a provision of R$ 125.9 million in the 4Q11, to a reversal of R$ 89.4 million in the 1Q12, mainly due to the reversal of part of the provision due to withdrawal of part of the members of the early retirement program and the reversal of provisions for contingencies.

Other Revenues (expenses)

Other revenues and expenses showed a decrease of 100% compared to the 4Q11, due to not accounting, in this quarter, of the effect of actuarial valuation.

Financial Result

The financial revenues didn’t present any significant variation.

The financial expenses presented a decrease of 28.5%, from R$ 240.1 million in the 4Q11 to R$ 171.7 million in the 1Q12, basically due to the reclassification of the amount deposited in court in favor of ANEEL (R$ 47 million) wrongly classified as other financial expenses in the first quarter of 2011.

Marketletter

Market Data

1. Generation Assets and Energy generated

1.1 Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated – MWh
			1Q12
Furnas	1,216	598	1,893,726
Luis Carlos Barreto (Estreito)	1,050	495	1,492,314
Mascarenhas de Moraes	476	295	814,810
Porto Colômbia	320	185	574,237
Marimbondo	1,440	726	2,420,007
Itumbiara	2,082	1,015	2,262,129
Funil	216	121	265,439
Corumbá I	375	209	772,201
Serra da Mesa (48.46%)*	1,275	671	674,097
Manso (70%)	212	92	141,928
Santa Cruz	932	687	8,273
Roberto Silveira (Campos)	30	21	0

* Includes only the percentage of Furnas

Unit	Location (State)	Beginning of Operation	End of concession	No depreciated asset R$ million
Furnas	MG	03/1963	07/2015	495.78
Luis Carlos Barreto (Estreito)	SP/MG	01/1969	07/2015	524.54
Mascarenhas de Moraes	MG	04/1973	10/2023	350.03
Porto Colômbia	MG/SP	03/1973	03/2017	25.56
Marimbondo	SP/MG	04/1975	03/2017	65.07
Itumbiara	GO/MG	02/1980	02/2020	176.73
Funil	RJ	04/1969	07/2015	20.40
Corumbá I	GO	04/1997	11/2014	1,700.90
Serra da Mesa	GO	04/1998	05/2011**	1,523.20
Manso	MT	10/2000	02/2035	528.57
Santa Cruz	RJ	03/1967	07/2015	628.39
Roberto Silveira (Campos)	RJ	04/1977	07/2027	16.45

** Request for extension of concession sent to Aneel, under examination by the MME.

1.2   SPEs

SPE	Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated
				MWh
				1Q12
Enerpeixe S.A.	UHE Peixe Angical e LT Associada	452	271	210,770
Baguari Geração de Energia S.A.	UHE Baguari	140	80	32,365
Retiro Baixo Energética S.A.	UHE Retiro Baixo	82	39	42,798
Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	855	432	208,304
Serra do Facão Energia S.A.	UHE Serra do Facão	213	182	119,165

Marketletter

Unit	Location (State)	Beginning of Operation	End of concession
UHE Peixe Angical	TO	2006	11/2036
UHE Baguari	MG	2009	08/2041
UHE Retiro Baixo	MG	2010	08/2041
UHE Foz de Chapecó	RS/SC	2010	11/2036
UHE Serra do Facão	GO	2010	11/2036
UHE Santo Antônio	RO	2012	06/2043

2. Electric energy purchased for resale

Own assets

System	Unit	1Q12
Eletrobras	MWh	2,603,569
	R$ Million	387.39
Others	MWh	1,260,118
	R$ Million	137.96
Total	MWh	3,863,687
	R$ Million	525.35

.

3. Energy sold

Own assets

Buyer	Sales model	1Q12
		R$ Million	MWh
Eletrobras System	A	47.57	524,726
	B	0	0
Others	A	1,147.50	12,629,908
	B	87.07	845,024
Total	A	1,195.07	13,154,634
	B	87.07	845,024

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE)

	Unit	1Q12
Sold	R$ Million	24.73
MWh
MWaverage
Purchased	R$ Million
MWh
MWaverage
Net	R$ Million
MWh
MWaverage

Marketletter

5. Fuel used to produce electricity

Type	Unit	1Q12
		Amount	Amount
Diesel oil	Liter	2,655,000	5.62
Other expenses		-	29.34
Total:		2,655,000	34.96

6. Losses in generation - %

1Q12
3

7. Average price– R$/MWh

7.1 Own assets

1Q12
91.58

7.2 SPE

SPE	1Q12
Enerpeixe S.A.	171.16
Retiro Baixo Energética S.A.	150.6
Foz de Chapecó Energia S.A.	164.21
Serra do Facão Energia S.A.	162.15

Marketletter

8. Extension of transmission lines - Km

8.1 Own assets

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP (R$ million)
Foz do Iguaçu - Ivaiporã 1	322.0	765	ago-89	jul-15	32.14	22.81
Foz do Iguaçu - Ivaiporã 2	323.0	765	dec-86	jul-15	49.36	22.88
Foz do Iguaçu - Ivaiporã 3	331.0	765	mar-99	jul-15	185.97	23.45
Itaberá - Ivaiporã 1	265.0	765	ago-89	jul-15	11.37	18.80
Itaberá - Ivaiporã 2	264.0	765	oct-82	jul-15	39.52	18.73
Itaberá - Ivaiporã 3	272.0	765	may-00	jul-15	106.62	41.32
Itaberá - Tijuco Preto 1	305.0	765	jul-89	jul-15	23.95	21.64
Itaberá - Tijuco Preto 2	304.0	765	oct-82	jul-15	50.81	21.57
Itaberá - Tijuco Preto 3	312.0	765	may-01	jul-15	183.46	47.42
Subtotal - 765 kV	2,698.0					-
Foz do Iguaçu - Ibiúna Bipolo 1	792.0	600	mar-85	jul-15	53.18	61.93
Foz do Iguaçu - Ibiúna Bipolo 2	820.0	600	ago-87	jul-15	69.89	61.93
Subtotal - 600 kV	1,612.0					-
Adrianópolis - Cachoeira Paulista 1	171.0	500	feb-74	jul-15	1.70	8.39
Adrianópolis - Resende	115.0	500	dec-79	jul-15	1.14	5.64
Cachoeira Paulista - Resende	56.0	500	dec-79	jul-15	0.43	2.75
Adrianópolis - Cachoeira Paulista 3	177.5	500	may-04	jul-15	141.17	22.54
Adrianópolis - Grajaú	55.0	500	dec-77	jul-15	99.29	3.04
Adrianópolis - São José	33.0	500	ago-91	jul-15	-	1.83
Angra - Cachoeira Paulista	103.0	500	jun-77	jul-15	1.77	5.05
Angra - Zona Oeste	97.5	500	mar-11	jul-15	-	1.99
Grajaú - Zona Oeste	79.0	500	mar-11	jul-15	-	1.99
Angra - São José	133.0	500	dec-98	jul-15	-	7.03
Araraquara - Campinas	171.0	500	jul-76	jul-15	2.18	8.39
Araraquara - Poços de Caldas	176.0	500	apr-76	jul-15	1.64	8.64
Cachoeira Paulista - Campinas	223.0	500	sep-77	jul-15	2.32	10.94
Cachoeira Paulista - Itajubá	53.0	500	jul-02	jul-15	0.44	2.60
Cachoeira Paulista - Taubaté	83.0	500	jun-83	jul-15	3.06	4.07
Cachoeira Paulista - Tijuco Preto	181.0	500	nov-88	jul-15	14.88	8.88
Campinas - Ibiúna	112.0	500	mar-03	jul-15	30.98	5.50
Gurupi - Miracema	255.0	500	mar-99	jul-15	71.19	14.43
Itumbiara - São Simão	166.0	500	jan-79	jul-15	1.75	8.15
Marimbondo - Água Vermelha	172.0	500	ago-79	jul-15	2.23	8.44
Marimbondo - Araraquara 1	195.0	500	apr-76	jul-15	1.20	9.57
Marimbondo - Araraquara 2	194.0	500	ago-76	jul-15	1.51	9.52
Poços de Caldas - Itajubá	139.0	500	jul-02	jul-15	1.17	6.82
Serra da Mesa - Gurupi	256.0	500	mar-99	jul-15	80.17	14.60
Serra da Mesa - Samambaia 1	249.0	500	mar-98	jul-15	55.85	12.22
Serra da Mesa - Samambaia 2	248.5	500	jan-99	jul-15	77.49	14.09
Tijuco Preto - Taubaté	13.0	500	mar-84	jul-15	1.05	0.64
Ibiúna - Bateias Circuito 1	332.0	500	mar-03	mai-31	190.71	56.47
Ibiúna - Bateias Circuito 2	332.0	500	mar-03	mai-31	-	56.47
Subtotal - 500 kV	4,570.5					-
Adrianópolis - Itutinga 1	199.0	345	mar-68	jul-15	2.83	6.63
Adrianópolis - Itutinga 2	199.0	345	ago-70	jul-15	6.10	6.65
Adrianópolis - Jacarepaguá 1	38.0	345	mar-68	jul-15	0.32	1.27
Adrianópolis - Jacarepaguá 2	38.0	345	ago-70	jul-15	0.13	1.27
Adrianópolis - Venda das Pedras	107.0	345	nov-10	jul-15	1.15	2.73
Macaé - Venda das Pedras	122.0	345	nov-10	jul-15	1.35	3.23
Adrianópolis - Macaé	177.0	345	sep-02	jul-15	0.90	5.94
Bandeirantes - Samambaia 1	157.0	345	feb-99	jul-15	1.65	5.25
Bandeirantes - Samambaia 2	155.0	345	feb-99	jul-15	1.39	5.18
Campinas - Guarulhos	88.0	345	feb-03	jul-15	10.11	2.94
Campinas - Poços de Caldas	126.0	345	oct-72	jul-15	1.20	4.21
Campos - Macaé 1	89.0	345	nov-01	jul-15	2.52	2.99
Campos - Macaé 2	89.0	345	sep-02	jul-15	1.85	2.99
Campos - Macaé 3	90.0	345	jun-10	mar-35	-	10.61
Campos - Viana	199.0	345	dec-05	jul-15	6.75	7.40
Viana - Vitória	26.0	345	dec-05	jul-15	0.84	0.99
Campos - Vitória	224.0	345	oct-77	jul-15	2.14	7.49
Corumbá - Brasília Sul	254.0	345	mar-97	jul-15	21.44	8.49
Corumbá - Itumbiara	79.0	345	mar-97	jul-15	8.38	2.64

Marketletter

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP (R$ million)
Furnas - Itutinga 1	198.0	345	mar-68	jul-15	1.60	6.59
Furnas - Itutinga 2	199.0	345	dec-69	jul-15	0.67	6.65
Furnas - Mascarenhas de Moraes	104.0	345	may-68	jul-15	-	3.48
Furnas - Estreito	112.0	345	feb-70	jul-15	6.11	2.37
L.C.Barreto - Estreito 2	24.0	345	feb-70	jul-15	0.14	0.70
Furnas - Pimenta	66.0	345	mar-67	jul-15	0.13	2.20
Furnas - Poços de Caldas 1	131.0	345	sep-63	jul-15	0.96	4.36
Furnas - Poços de Caldas 2	131.0	345	apr-65	jul-15	0.31	4.36
Guarulhos - Ibiúna 1	75.0	345	jun-90	jul-15	35.90	3.70
Guarulhos - Ibiúna 2	75.0	345	jul-90	jul-15	-	3.70
Guarulhos - Nordeste	30.0	345	mar-64	jul-15	-	1.00
Guarulhos - Poços de Caldas 1	182.0	345	sep-63	jul-15	0.23	6.06
Guarulhos - Poços de Caldas 2	184.0	345	nov-66	jul-15	0.23	6.13
Ibiúna - Tijuco Preto 1	97.0	345	nov-83	jul-15	25.35	3.70
Ibiúna - Tijuco Preto 2	97.0	345	jul-84	jul-15	-	3.70
Itumbiara - Bandeirantes 1	180.0	345	jul-73	jul-15	0.74	6.02
Itumbiara - Bandeirantes 2	180.0	345	jul-77	jul-15	0.98	6.02
Itumbiara - Porto Colômbia	201.0	345	jun-73	jul-15	0.46	6.72
Mascarenhas - Estreito	13.0	345	mar-69	jul-15	0.10	0.70
L.C.Barreto - Estreito 1	24.0	345	mar-69	jul-15	0.14	2.37
L.C.Barreto - Poços de Caldas 1	198.0	345	nov-69	jul-15	0.56	6.62
L.C.Barreto - Poços de Caldas 2	197.0	345	sep-70	jul-15	0.75	6.59
L.C.Barreto - Volta Grande	112.0	345	jun-73	jul-15	0.25	3.74
Marimbondo - Porto Colômbia	77.0	345	oct-75	jul-15	2.78	2.57
Mogi - Nordeste	20.0	345	mar-64	jul-15	0.16	0.67
Mogi - Poços de Caldas	204.0	345	feb-71	jul-15	2.81	6.82
Ouro Preto - Vitória	383.0	345	mar-05	jul-15	3.33	30.72
Pimenta - Barreiro	198.0	345	mar-67	jul-15	0.85	6.59
Porto Colômbia - Volta Grande	45.0	345	jun-73	jul-15	0.25	1.50
Samambaia - Brasília Sul 1	12.5	345	feb-99	jul-15	0.12	0.42
Samambaia - Brasília Sul 2	15.0	345	feb-99	jul-15	0.14	0.50
Subtotal - 345 kV	6,220.5					-
Barro Alto - Niquelândia	87.0	230	oct-99	jul-15	7.95	1.65
Brasília Geral - Brasília Sul 2	13.0	230	sep-07	jul-15	1.90	0.28
Brasília Sul - Pirineus	107.0	230	sep-07	jul-15	2.99	2.26
Pirineus - Xavantes	40.0	230	nov-06	jul-15	-	0.85
Brasília Geral - Brasília Sul 1	13.0	230	oct-72	jul-15	0.61	0.29
Brasília Sul - Barro Alto	132.0	230	mar-82	jul-15	5.71	5.01
Itumbiara - Cachoeira Dourada	44.0	230	oct-73	jul-15	0.16	0.97
Itumbiara - Rio Verde 1 (1º trecho)	208.0	230	jan-86	jul-15	4.75	4.24
Itumbiara - Rio Verde 2	202.0	230	apr-92	jul-15	-	6.75
Rio Verde - Barra do Peixe 2	240.0	230	feb-94	jul-15	21.60	8.02
Rio Verde - Rondonópolis	257.0	230	nov-82	jul-15	-	5.16
Rio Verde - Barra do Peixe 1	240.0	230	nov-87	jul-15	3.12	4.82
Rio Verde - Cachoeira Dourada 1	175.0	230	dec-86	jul-15	2.87	3.51
Serra da Mesa - Niquelândia	105.0	230	oct-99	jul-15	9.88	3.51
Xavantes - Bandeirantes 2	20.0	230	sep-73	jul-15	0.37	0.42
Manso - Nobres	66.0	230	may-98	jul-15	-	**
Subtotal - 230 kV	1,949.0				-	-
Adrianópolis - Cepel 1	1.5	138	apr-81	jul-15	-	0.03
Adrianópolis - Cepel 2	1.5	138	apr-81	jul-15	-	0.03
Adrianópolis - Magé 1	48.0	138	apr-73	jul-15	-	0.78
Adrianópolis - Magé 2	48.0	138	jan-73	jul-15	-	0.61
Alcântara - Adrianópolis 1	19.5	138	jul-76	jul-15	6.28	0.29
Alcântara - Adrianópolis 2	20.0	138	dec-98	jul-15	-	0.30
Alcântara - Adrianópolis 3	20.0	138	dec-98	jul-15	-	0.30
Alcântara - Imbariê - Adrianópolis	19.5	138	may-75	jul-15	-	0.15
Angra - Angra (Ampla)	34.0	138	apr-71	jul-15	-	0.51
Angra - Jacuacanga	34.0	138	oct-77	jul-15	-	0.51
Angra - Santa Cruz	96.0	138	oct-77	jul-15	-	1.44
Cachoeira Paulista - Volta Redonda 2	105.0	138	jun-87	jul-15	-	1.58
Campos - Cachoeiro do Itapemirim 1	106.0	138	feb-73	jul-15	0.89	1.35
Campos - Cachoeiro do Itapemirim 2	106.0	138	feb-73	jul-15	-	1.35
Campos - Rocha Leão	110.0	138	feb-73	jul-15	-	1.47
Campos - Iriri	97.0	138	ago-73	jul-15	-	0.71
Iriri - Rocha Leão	13.0	138	ago-73	jul-15	-	0.71
Cachoeira Paulista - Volta Redonda 1	105.0	138	nov-86	jul-15	-	1.58

Marketletter

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP (R$ million)
Jacarepaguá - Ari Franco	10.0	138	dec-67	jul-15	-	0.13
Jacarepaguá - Cosmos	24.0	138	dec-67	jul-15	-	0.26
Jacarepaguá - Mato Alto	16.0	138	sep-73	jul-15	-	0.24
Jacarepaguá - Palmares	28.0	138	nov-72	jul-15	-	0.42
Jacarepaguá - ZIN	33.0	138	nov-72	jul-15	-	0.62
Jacuacanga - Brisamar	44.0	138	oct-77	jul-15	-	0.66
Muriqui - Angra (Ampla)	36.0	138	apr-71	jul-15	-	0.54
Muriqui - Brisamar	20.0	138	apr-71	jul-15	-	0.30
Palmares - Mato Alto	13.0	138	sep-73	jul-15	-	0.20
Rio Verde - Ramal P. Emas - Couto Magalhães	254.0	138	jan-77	jul-15	0.86	3.60
Rio Verde - Cachoeira Dourada 2	174.0	138	17/08,77	jul-15	-	2.47
Rocha Leão - Magé 1	108.0	138	jan-73	jul-15	3.01	1.74
Rocha Leão - Magé 2	108.0	138	jan-73	jul-15	-	1.37
Santa Cruz - ZIN - Ari Franco	31.0	138	dec-67	jul-15	-	0.39
Santa Cruz - ZIN – Cosmos	17.0	138	dec-67	jul-15	-	0.19
Santa Cruz - Brisamar 1	20.0	138	oct-77	jul-15	-	0.20
Santa Cruz - Brisamar 2	13.0	138	apr-71	jul-15	-	0.13
Santa Cruz - Jacarepaguá	38.0	138	oct-72	jul-15	-	1.81
Santa Cruz - Palmares 1	14.0	138	nov-72	jul-15	3.94	1.50
Santa Cruz - Palmares 2	14.0	138	sep-73	jul-15	-	1.50
Santa Cruz - ZIN	5.0	138	nov-72	jul-15	0.27	0.08
São José - Imbariê 1	18.0	138	dec-98	jul-15	-	0.27
São José - Imbariê 2	18.0	138	dec-98	jul-15	-	0.27
São José - Magé 1	46.0	138	jun-01	jul-15	21.75	0.69
São José - Magé 2	46.0	138	jun-01	jul-15	-	0.69
UTE Campos - Campos 1	1.0	138	jul-77	jul-15	-	0.01
UTE Campos - Campos 2	1.0	138	jul-87	jul-15	-	0.01
Manso - Nobres	70.0	138	apr-98	jul-15	4.43	**
Subtotal - 138 kV	2,204.0
Eletrodo de Terra - Foz do Iguaçu 1	16.0	25	apr-85	jul-15	-	***
Eletrodo de Terra - Foz do Iguaçu 2	15.0	25	ago-87	jul-15	-	***
Eletrodo de Terra - Ibiúna 1	67.0	25	apr-85	jul-15	-	***
Eletrodo de Terra - Ibiúna 2	67.0	25	ago-87	jul-15	-	***
Total	19,419.0
**       Revenue incorporated to the generation concession, considering that the transmission line is used  exclusively by Manso Power Plant.
***     Revenues already considered by Aneel in the revenues of Foz do Iguaçu – Ibiúna and Bipolo 1 and 2Transmission  Lines.

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of concession	RAP (R$ Million)
Transirapé	Irapé – Araçuaí	65	230	05/2007	dec-34	2,58 Basis: oct/04
Transudeste	Itutinga – Juiz de Fora	140	345	02/2007	oct-34	2,92 Basis: aug/2003
Transleste	Montes Claros – Irapé	138	345	12/2006	jul-05	4,41 Basis: aug/2003
Enerpeixe S.A	Peixe Angical – Peixe 2	17	500	04/2006	nov-36
Cia. Centroeste de Furnas	Furnas – Pimenta II	62.7	345	03/2010	mar-35	2,04 Basis: aug/2003
Chapecoense Geração S.A	SE Foz do Chapecó – Gurita /RS	72.6	230	03/2011	nov-36
Chapecoense Geração S.A	SE Foz do Chapecó – SE Xanxerê /SC	77.6	230	03/2011	nov-36
Chapecoense Geração S.A	HEU Foz do Chapecó – SE de Foz do Chapecó	1	230	03/2011	nov-36
Retiro Baixo Energética S.A.	HEU Retiro Baixo – SE Curvelo	45	138	10/2010	aug-41
Serra do Facão Energia S.A	HEU Serra do Facão – SE Celg de Catalão	32	138	10/2010	nov-36
Baguari Energia S.A	HEU Baguari - SE Baguari	200	230	02/2010	aug-41
Baguari Energia S.A	SE Baguari - Mesquita – Gov. Valadares	2.5	230	04/2010	aug-41
Baguari Energia S.A	SE Baguari - Mesquita	69	230	04/2010	aug-41
Baguari Energia S.A	SE Baguari - Mesquita – Gov. Valadares	26	230	04/2010	aug-41
Transenergia Renovável S.A	TL Barra dos Coqueiros - Quirinópolis (Rede Básica 2)	52	230	05/2011	apr-39	8,62 Basis: nov/2008
Transenergia Renovável S.A	TL Quirinópolis - UTE Quirinópolis (IEG)	34.4	138	05/2011	jun-25	8,62 Basis: nov/2008
Transenergia Renovável S.A	TL Quirinópolis - UTE Boavista (IEG)	16.7	138	05/2011	jun-25	8,62 Basis: nov/2008

9. Transmission lines total RAP– R$ million

Own assets

1Q12
561.96

10. Losses in transmission - %

1Q12
3

Marketletter

11. Main investments of parent company– R$ Million

Project	1Q12	2012 budget
Generation	42,334	430,860
Installation of Combined Cycle TPU Santa Cruz (RJ)	1,903	6,877
Installation of HPU Batalha (Paulista)	16,774	147,368
Installation of HPU Simplício and SHU Anta	13,213	175,786
Modernization of HPU Furnas (MG)	5,017	29,973
Modernization of HPU Luiz Carlos Barreto (MG)	4,740	28,010
Maintenance of the generation system of electric energy	687	41,946
Instalation Parque Eólico Geração	-	100
Instalation Usina Termelétrica Biomassa	-	100
Enlargemant of the generation capacity of the operation plants	-	100
Enlargement of generation system of the several regions	-	100
Transmission	67,868	981,003
Transmission System Bom Despacho – Ouro Preto	1,118	25,952
Reinforcement of Transmission System	31,251	444,641
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	12	1,664
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	4,850	52,453
Installation of Transmission System Mascarenhas - Linhares	794	23,721
Transmission System maintenance	29,842	432,472
Enlargement of transmission in the Mid-Western Region	1	10
Others	4,323	105,465
Maintenance of real estate	787	17,266
Maintenance of real estate, vehicles, turbinery and equipment	1,193	29,607
Maintenance of info technology assets	1,246	24,130
Environmental preservation and conservation of generation and transmission	1,097	34,462
Total	114,525	1,517,328

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of Investment R$ million	Installed capacity - MW	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of concession
Imunitação UHE Batalha **	MG/GO	740.08 Basis: Aug/08	52.5	48.8	Estimated for Turbine 1 –05.2013 Turbine 2 – 06.2013	06.2008	08. 2041
Imunitação UHE Simplício / PCH Anta ***	RJ/MG	2,199.14 Basis: Dec/08	333.7	191.3	Estimated Simplício: Turbine 1 – 07/2012 Turbine 2 –05/2012 Turbine 3 –07/2012 Anta: Turbine 1 – 08/2012 Turbine 2 – 09/2012	03.2007	08.2041

**         Considers HEU Batalha and associated transmission: SE HEU Batalha, TL Batalha – Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig). Total of investment being verified for presentation and approval by the Furnas Board of Directors.

***        Considers HUE Simplício, SHUAnta and associated transmission: SE HEU Simplício – C, SE SHU Anta – C, SE Rocha Leão (Ampla) – C, TL Anta – Simplício and TL Simplício – Rocha Leão (Ampla). Total of investment being verified for presentation and approval by the Furnas Board of Directors.

Marketletter

12.1.2 SPEs

SPE	Unit	Participation %	Location	Total of Investment R$ million	Installed capacity - MW	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of concession
Cia. Hidrelétrica Teles Pires	UHE Teles PIres	24.5	MT	3,723.00 Basis: dec/2010	1,820	915.4	Oct/14	ago/2011	2046
Madeira Energia S.A.	UHE Santo Antonio	39	RO	13,630.00 Basis: Nov/2009	3,150.40	2,218	mar/2012*	sep/2008	2043
SPE Brasventos Eolo Geradora de Energia S.A.	EOL Rei dos Ventos 1	24.5	RN	218.9	58.45	21	Jan/13	Apr/12	Dec/45
SPE Rei dos Ventos 3 Geradora de Energia S.A.	EOL Rei dos Ventos 3	24.5	RN	221.2	60.12	21	Dec/12	Jan/12	Dez/45
SPE Brasventos Miassaba 3 Geradora de Energia S.A.	EOL Miassaba 3	24.5	RN	253.3	68.47	22	Oct/12	Oct/11	Aug/45

* the first and second generating unis (143.38 MW)t of HEU Santo Antonio went into operation on 3/31/2012

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - to	Location (State)	Total of Investment R$ million	Extension of lines (km)	Tension (kV)	RAP	Beginning of Operation	End of concession
TL Tijuco Preto – Itapeti and TL Itapeti – Nordeste **	SP	75.50 Basis: Jul/05	50	345		Estimated 06.2012 for TL Tijuco Preto - Itapeti	04.2036
TL Bom Despacho 3 – Ouro Preto 2 ***	MG	96.30 Basis: Nov/08	180	500V		Estimated 12.2012	01.2039
TL Mascarenhas – Linhares and SE Linhares ****	ES	67.20 Basis: Nov/09	99	230		Estimated 02.2013	07.2040
TL Xavantes – Pirineus	GO	27.10 Basis: Nov/11	50	230		Estimated 12.2013	12.2041

**           Considers TL Tijuco Preto – Itapeti 3 and 4 and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto. Total value of investment of the Original Business Plan. The division of the lines in two parts has been requested to Aneel. The second half of the transmission line Itapeti-Nordeste, still does not have the installation licence.

***          Considers, besides the TL 500 kV Bom Despacho 3 – Ouro Preto 2, the SE Bom Despacho 3 (Cemig) – C and Ouro Preto 2 (Cemig) – 3A. The environmental license has changed, and are estimated for February 2012.

****        Considers, besides the TL 230 kV Mascarenhas – Linhares, the SE Mascarenhas (Escelsa) and Linhares (Escelsa).. The environmental license have changed, and are estimated for June 2012.

Marketletter

12.2.1.2 Substations

SE	Total of Investment R$ million	Transformation capacity	Location (State)	RAP	Beginning of Operation	End of concession
SE Zona Oeste 500 / 138 kV (Auction 002/2012, Part E)	43.38 Basis: Mar/2012	Installation of 500/138 kV – (3+1R) x 300 MVA transformer plus respective connections to transformers	RJ	RAP ooffered at auction: R$ 7,004 million (basis mar/2012) (2% discount)	20 years after the signing of the concession contract	30 years after the signing of the concession contract

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Local.	Participation %	Total of Investment R$ million	Extension of lines - KM	Tension	RAP (R$ Million)	Beginning of Operation	End of concession
Interligação Elétrica Madeira S.A. (IE Madeira)	LT Porto Velho – Araraquara 2	RO/SP	24.5	3,296	2,375	600	176.3	04/2012	02/2039
Transenergia Renovável S.A. Conexão de Usinas de Biomassa e Pequenas Centrais Hidrelétricas (PCH) ao SIN	LT Chapadão – Jataí	MS/GO	49	292.1	128	230	34.5	07/2012	06/2025
	LT Palmeiras – Edéia	GO			60
	LT Jataí – UTE Jataí				51.2	138
	LT Jataí – UTE Perolândia				40
	LT Mineiros – UTE Água Emendada				24
	LT Morro Vermelho – UTE Alto Taquari	GO/MT			31
	LT Edéia – UTE Tropical Bioenergia I	GO			49
	LT Edéia – UTE Tropical Bionenergia II				21
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia	GO	49	70.3	100	230	7.6	01/2013	11/2039
	Niquelândia - Barro Alto				88	230
Goiás Transmissão S.A.	Rio Verde Norte - Trindade	GO	49	371.2	193	500	33.8	12/2012	07/2040
	Trindade – Xavantes				37	230
	Trindade – Carajás				29
MGE Transmissão S.A.	Mesquita - Viana 2	MG/ES	49	262.6	248	500	23.0	07/2012	07/2040
	Viana 2 - Viana	ES			10	345

Marketletter

13. Loans and financing – R$ Million

Local currency - LC

Creditor	Balance 03.31.12	Due	Index
Eletrobras	45	03/30/18	9.5% p.y.
Eletrobras	90	12/30/18	7% p.y.
Eletrobras	15	12/30/15	7% p.y.
Eletrobras	102	03/30/23	IPCA + 7% p.y.
Eletrobras	2	10/30/14	6.5% p.y..
Eletrobras	336	06/30/30	IPCA + 7% p.y.
Eletrobras	204	12/30/30	IPCA + 7% p.y.
Eletrobras	644	11/30/29	IPCA + 7% p.y.
Eletrobras	5	11/30/29	6.5% p.y.
Eletrobras	627	06/30/30	IPCA + 7% p.y.
Eletrobras	619	12/30/21	IPCA + 7% p.y.
Eletrobras	258	12/30/22	IPCA + 7% p.y.
BNDES	842	07/15/26	TJLP+1.91% p.y.
BNDES	177	12/15/25	TJLP+ 3.00% p.y.
BNDES	54	07/15/26	TJLP+ 2.18% p.y.
Caixa Econômica Federal	10	01/31/31	8.70% p.y..
Caixa Econômica Federal	207	07/25/12	103.90%CDI
Banco do Brasil S.A.	109	10/25/12	104.15%CDI
Banco do Brasil S.A.	83	10/15/12	103.20%CDI
Basa	195	02/15/13	101.9999%CDI

Foreign currency - FC

Creditor	Balance 03.31.12	Due	Currency
Eletrobras	43	04.04.2018	US$
Eletrobras	222	10.06.2018	Yen
Bid	62	12.15.2031	US$

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016	Total (LC + FC)
By activity
Generation	803	181	252	264	276	2,694	4,470
Transmission	62	59	66	67	64	163	481
By creditos
Eletrobras	192	184	241	252	260	2,084	3,213
Others	673	56	77	79	80	773	1,738

Marketletter

14.2 Energy purchase

Parent company

Energy Purchase Contracts		2012	2013	2014	2015	2016	After 2016
1Q12	MWh	16,232,832	16,188,480	13,909,185	241,776	242,438	241,776
	R$ milhões	2,340	2,333	2,026	4	4	4

14.3 Energy sale

Parent company

Contracts of Energy sale	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	53,228,648	29,327,653	9,537,976	8,292,480	8,315,179	5,895,480
	R$ Million	4,944	2,951	1,073	940	942	643
Bilateral Contract	MWh	3,566,128	470,079	96,192	510,698	415,641	415,641
	R$ Million	350	52	11	62	51	52
Total	MWh	56,794,776	29,797,732	9,634,168	8,803,178	8,730,820	6,311,121
	R$ Million	5,294	3,003	1,084	1,002	993	695

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 – By tenure

Composition of employees by tenure (Years)	1Q12
To 5	881
6 to 10	1,438
11 to15	279
16 to 20	39
21 to 25	566
Up to 25	1,567
Total	4,770

15.2 – By departments

Department	Number of employees
Administrative	1,212
Operational	3,558
Total	4,770

Marketletter

15.3 – By region

State	Number of employees
Distrito Federal	164
Espírito Santo	85
Goiás	298
Minas Gerais	756
Mato Grosso	13
Paraná	207
Rio de Janeiro	2,506
Rondônia	54
São Paulo	676
Tocantins	11
Total	4,770

16. Complementary work force

Contracted	Other
1,536	14

17. Turn-over

1Q12
0.00282

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current Assets
Cash and banks	16,148	3,306	36,580	52,594
Marketable securities	858,518	917,439	858,518	917,439
Consumers	1,011,757	847,731	1,018,771	854,904
Taxes and contributions to recover	46,195	12,898	55,779	21,964
Collaterals and linked deposits	11,003	11,003	30,495	36,297
Stored materials	84,901	85,098	84,901	85,098
Financial assets	265,550	258,455	357,029	332,222
Others	130,987	352,612	440,555	613,357
	2,425,059	2,488,542	2,882,628	2,913,875

Non-Current Assets
Marketable securities	4,221	5,173	4,221	5,173
Taxes and contributions to recover	192,574	189,545	271,021	256,073
Collaterals and linked deposits	28,526	27,855	34,182	33,022
Financial assets	5,892,906	5,813,526	7,015,891	6,768,014
Others	755796	685385	800780	727366
	6,874,023	6,721,484	8,126,095	7,789,648

Investments	1,531,116	1,408,698	82,633	79,516
Property, unit and equipment	11,145,367	11,173,867	13,510,950	13,263,521
Intangible	28,852	29,566	73,031	72,124
	19,579,358	19,333,615	21,792,709	21,204,809
Total Assets	22,004,417	21,822,157	24,675,337	24,118,684

Marketletter

Liabilities	Parent Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current Liabilities
Suppliers	217,980	370,788	396,593	562,558
Taxes and social contribution	241,079	220,996	269,497	231,765
Loans and financing	126,095	319,831	694,825	763,204
Debentures	-	-	108,870	105,492
Income participation	102,451	102,451	102,613	102,451
Shareholders remuneration	306,753	299,328	306,753	299,328
Estimated obligations	123,559	126,443	123,899	127,019
Retirement benefit	107,511	109,063	107,511	109,063
Sector charges	60,847	72,430	60,959	72,558
Others	152,761	177,309	161,328	190,757
	1,439,036	1,798,639	2,332,848	2,564,195
Non-Current Liabilities
Taxes and social contribution	13,572	13,443	39,477	26,300
Loans and financing	445,383	462,149	2,141,880	1,915,691
Retirement benefit	250,969	272,497	250,969	272,497
Sector charges	10,368	1,596	10,368	1,596
Provisions for contingencies	999,266	923,549	1,000,277	924,508
Concession to pay	-	-	42,595	41,641
Advance for future capital increase	1,293,000	1,293,000	1,293,000	1,293,000
Others	251,322	238,646	262,422	260,618
	3,263,880	3,204,880	5,040,988	4,735,851
Stockholders’ Equity
Social Capital	7,720,760	7,720,760	7,720,760	7,720,760
Capital reserves	4,916,199	4,916,199	4,916,199	4,916,199
Income reserves	3,841,698	3,841,698	3,841,698	3,841,698
Other comprehensive income	(568,434)	(557,896)	(568,434)	(557,896)
Additional dividends	897,877	897,877	897,877	897,877
Accrued income	493,401	-	493,401	-
	17,301,501	16,818,638	17,301,501	16,818,638
Total Liabilities	22,004,417	21,822,157	24,675,337	24,118,684

Marketletter

Statement of Income by activity

(R$ thousand)

	Parent Company
	03/31/2012			12/31/2011
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	1,114,684	398,799	1,513,483	902,165	329,894	1,232,059
Operating cost
Cost with electric energy
Electric energy purchased for resale	-	-	-	-	-	-
Charges on the use of electric grid	(215,154)	-	(215,154)	(187,144)	-	(187,144)
Cost with operation			-			-
Personnel	(18,866)	(52,267)	(71,133)	(18,371)	(55,429)	(73,800)
Material	(536)	(2,157)	(2,693)	(683)	(946)	(1,629)
Fuel for production of electric energy	(1,529)	-	(1,529)	(838)	-	(838)
Third party services	(3,064)	(11,548)	(14,612)	(2,525)	(9,513)	(12,038)
Financial compensation for the use of hydro resources	(67,331)	-	(67,331)	(55,141)	-	(55,141)
Depreciation and amortization	(85,680)	-	(85,680)	(85,839)	-	(85,839)
Inspection fee	(3,244)	(2,056)	(5,300)	(3,249)	(2,207)	(5,456)
Others	11,952	(1,369)	10,583	11,478	(1,636)	9,842
	(383,452)	(69,397)	(452,849)	(342,312)	(69,731)	(412,043)
Cost of service rendered to third parties	-	(2,403)	(2,403)	734	-	734
Construction costs	-	(142,320)	(142,320)	-	(110,147)	(110,147)
Gross operating income	731,232	184,679	915,911	560,587	150,016	710,603
Operating expenses	(164,454)	(192,538)	(356,992)	(57,017)	(114,428)	(171,445)
Electric Energy service result	566,778	(7,859)	558,919	503,570	35,588	539,158
Financial Revenue (Expense)
Income from financial applications	20,872	7,163	28,035	23,208	8,374	31,582
Monetary variation and arrears –energy sold	12,354	632	12,986	22,277	1,716	23,993
Other monetary variation – asset	197	583	780	199	603	802
Equity income	3,475	21,511	24,986	13,733	5,420	19,153
Other financial revenues	3,742	3,768	7,510	3,701	4,488	8,189
PIS/Pasep/Cofins	(47)	(21)	(68)	(1)	(1)	(2)
Debt charges	(5,364)	(8,825)	(14,189)	(7,174)	(7,042)	(14,216)
Monetary variation on loans and financing	-	(148)	(148)	-	(568)	(568)
Other monetary variations – liability	(5)	(18)	(23)	(8)	(24)	(32)
Equity losses	(2,825)	(5,496)	(8,321)	(1,716)	(590)	(2,306)
Other financial expenses	(11,250)	(2,474)	(13,724)	(18,796)	(1,620)	(20,416)
	21,149	16,675	37,824	35,423	10,756	46,179
Result before income taxes	587,927	8,816	596,743	538,993	46,344	585,337
Social contribution	(63,044)	(2,373)	(65,417)	(46,142)	647	(45,495)
Social contribution deferred	7,883	963	8,846	(2,510)	(3,486)	(5,996)
Income tax	(170,172)	(6,264)	(176,436)	(127,049)	3,781	(123,268)
Income tax deferred	22,653	3,197	25,850	(5,406)	(8,714)	(14,120)
Fiscal incentives	100,073	3,742	103,815	88,226	8,802	97,028
Net income for the period	485,320	8,081	493,401	446,112	47,374	493,486
Basic income per share (R$)	9.41	0.16	9.57	38.29	3.93	42.22

Marketletter

	Consolidated
	03/31/2012			12/31/2011
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	1,114,666	606,405	1,721,071	902,178	437,648	1,339,826
Operating cost
Cost with electric energy
Charges on the use of electric grid	(215,154)	-	(215,154)	(187,144)	-	(187,144)
Cost with operation			-			-
Personnel	(18,866)	(52,786)	(71,652)	(18,371)	(55,806)	(74,177)
Material	(545)	(2,194)	(2,739)	(683)	(1,147)	(1,830)
Fuel for production of electric energy	(1,529)	-	(1,529)	(838)	-	(838)
Third party services	(3,076)	(12,040)	(15,116)	(2,525)	(8,219)	(10,744)
Financial compensation for the use of hydro resources	(67,331)	-	(67,331)	(55,141)	-	(55,141)
Depreciation and amortization	(85,681)	(15)	(85,696)	(85,839)	(2)	(85,841)
Inspection fee	(3,244)	(2,150)	(5,394)	(3,249)	(2,289)	(5,538)
Others	11,948	(1,422)	10,526	11,478	(1,709)	9,769
	(383,478)	(70,607)	(454,085)	(342,312)	(69,172)	(411,484)
Cost of service rendered to third parties	-	(2,852)	(2,852)	734	-	734
Construction costs	-	(315,920)	(315,920)	-	(196,082)	(196,082)
Gross operating income	731,188	217,026	948,214	560,600	172,394	732,994
Operating expenses	(168,974)	(193,691)	(362,665)	(59,878)	(116,816)	(176,694)
Electric Energy service result	562,214	23,335	585,549	500,722	55,578	556,300
Financial Revenue (Expense)
Income from financial applications	24,186	7,463	31,649	25,006	9,492	34,498
Monetary variation and arrears –energy sold	12,354	633	12,987	22,277	1,716	23,993
Other monetary variation – asset	197	588	785	199	603	802
Equity income	3,475	-	3,475	3,946	-	3,946
Other financial revenues	3,748	3,429	7,177	13,659	(5,080)	8,579
PIS/Pasep/Cofins	(47)	(21)	(68)	(1)	(1)	(2)
Debt charges	(10,417)	(11,614)	(22,031)	(7,174)	(10,224)	(17,398)
Monetary variation on loans and financing	2,084	(2,339)	(255)	-	(568)	(568)
Other monetary variations – liability	(5)	(18)	(23)	(8)	(24)	(32)
Equity losses	-	-	-	-	-	-
Other financial expenses	(11,232)	(9,917)	(21,149)	(19,863)	(3,720)	(23,583)
	24,343	(11,796)	12,547	38,041	(7,806)	30,235
Result before income taxes	586,557	11,539	598,096	538,763	47,772	586,535
Social contribution	(63,060)	(3,424)	(66,484)	(46,174)	(55)	(46,229)
Social contribution deferred	8,340	143	8,483	(2,419)	(3,568)	(5,987)
Income tax	(170,513)	(8,984)	(179,497)	(127,130)	1,911	(125,219)
Income tax deferred	23,923	3,347	27,270	(5,154)	(8,888)	(14,042)
Fiscal incentives	100,073	5,460	105,533	88,226	10,202	98,428
Net income for the period	485,320	8,081	493,401	446,112	47,374	493,486
Basic income per share (R$)	9.41	0.16	9.57	8.65	0.92	9.57

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Operating Activities
Net income for the period	596,743	585,337	598,096	586,535
Expenses (revenues) not affecting cash
Depreciation and amortization	103,649	104,354	103,703	104,369
Net monetary and currency variations	(1,515)	(7,338)	(1,408)	(7,338)
Shareholders equity	(16,665)	(16,846)	(3,475)	(3,946)
Provision for contingencies	64,659	6,426	64,659	6,426
Provision for credits of questionable liquidation	96,095	3,426	96,095	3,426
Post-employment benefits	7,663	(12,658)	7,663	(12,658)
Legal deposits adjustment	(3,124)	(3,127)	(3,124)	(3,127)
Adjustment of rural debt bonds	58	(61)	58	(61)
Financial income	(171,447)	(141,672)	(203,268)	(160,853)
Financial charges	14,189	(1,668)	21,614	1,498
Dividends adjustment	7,426	15,884	7,426	15,884
Incentive to retirement	-	(53,355)	-	(53,355)
Others	-	-	4	-
	697,731	478,702	688,043	476,800
Financial charges paid to shareholders and related parties	(2,528)	(2,800)	(2,528)	(2,800)
Financial charges paid to financial institutions and other parties	(20,474)	(16,173)	(18,561)	(19,554)
Payment of post-employment benefits	(41,721)	(26,820)	(41,720)	(26,820)
Payment of taxes and social contributions	(116,550)	(207,530)	(114,160)	(207,530)
Legal deposits	(31,371)	1,044	(31,371)	(427)
Assets and liabilities – variations
Customers	(164,026)	(27,213)	(163,867)	(30,444)
Stored materials	197	(2,674)	197	(2,674)
Taxes	(37,602)	(34,577)	(24,142)	(50,449)
Advances to employees	(11,094)	(8,882)	(10,883)	(8,874)
Legal linked deposits	(671)	(12,054)	4,642	290
Marketable securities	59,873	172,470	59,873	172,470
Services in course	(1,795)	(6,073)	(2,382)	(6,273)
Suppliers	(152,808)	(79,021)	(165,965)	(84,449)
Estimated obligations	(2,884)	(10,195)	(3,119)	(9,919)
Consumers charges to collect	(2,811)	(11,321)	(2,827)	(11,386)
Research & Development	12,697	7,436	12,780	7,525
Financial compensation for utilization of hydro resources	3,243	2,091	3,243	2,091
Provision for contingencies	11,058	1,871	11,110	1,871
Other operating assets and liabilities	(21,792)	17,489	(38,324)	12,306
	(521,059)	(242,932)	(528,004)	(265,046)
Total of operating activities	176,672	235,770	160,039	211,754
Investment Activities
Application in property, unit and equipment	(73,352)	(76,809)	(349,715)	(273,673)
Application in intangible	(775)	(633)	(1,471)	(666)
Financing assets of transmission	84,972	71,896	(69,417)	14,641
Permanent equity participation	(99,096)	(256,572)	-	-
Property, unit and equipment discharges	302	1,002	736	1,002
Other	-	-	(25)	4,524
	(87,949)	(261,116)	(419,892)	(254,172)
Financing Activities
Loans and financing obtained	124	5,805	322,300	113,734
Payments of loans and financing	(210,631)	(10,418)	(206,679)	(25,200)
Debentures	-	-	3,378	-
Others	-	-	25,982	13,502
	(210,507)	(4,613)	144,981	102,036
Total of cash effects	(121,784)	(29,959)	(114,872)	59,618
Cash and cash equivalent – beginning of period	268,638	299,397	564,024	499,172
Cash and cash equivalent – end of period	146,854	269,438	449,152	558,790
Cash variation	(121,784)	(29,959)	(114,872)	59,618

Marketletter

Analysis of the results

Net Income

The Company reported, in the first quarter of 2012, a Net Profit 30.8% higher than the value registered in the fourth quarter of 2011 from R$ 377.2 million in the fourth quarter of 2011, to R$ 493.4 million in the first quarter of 2012. The main variations in revenue and costs/expenditures, are shown below.

The company did not show any variation in its net profit for the first quarter of 2011, R$ 493.4 million, when compared with the first quarter of 2012 (R$ 493.5 million).

Operating Revenue

In Generation:

The company presented, in the first quarter of 2012, generation revenue 13.2% higher than in the fourth quarter of 2011, from R$ 1,144 .7 million in the fourth quarter of 2011, to R$ 1,296 .1 million in the first quarter of 2012, primarily due to

•          The direct electricity supply to industries presented an increase of 1.8%, from R$ 198.0 million in the first quarter of 2011 to R$ 201.6 million in the first quarter of 2012, resulting from new contracts in relation to the due dates of the existing contracts;

•          The electric power supply to distribution and energy trading companies showed an increase of 2.7%, going from R$ 887.3 million in the fourth quarter of 2011, to R$ 911.6 million in the first quarter of 2012, driven by new contracts and adjustments provided in the existing contracts in relation to the due date of contracts granted at auctions in the free market – ACL and in the Regulated Market – ACR;

•          Other operating revenues showed an increase, the biggest impact having been caused by a positive variation in sales within the Electric energy trading Chamber CCEE, the short-term market, rising from R$ 57.8 million in the fourth quarter of 2011 to R$ 180.9 million, in the first quarter of 2012 (213.0% increase).

In transmission

The company presented, in the first quarter of 2012, a 5.7% increase in transmission revenue as compared to the fourth quarter of 2011, from R$ 647.7 million in the fourth quarter of 2011, to R$ 684.8 million in the first quarter of 2012, primarily due to the following factors:

•          Construction revenue showed an increase of 9.2%, from R$ 289.2 million in the fourth quarter of 2011 to R$ 315.9 million in the first quarter of 2012, due to the progress of works of the transmission system;

•          The financial revenues registered an increase of 11.6%, from R$ 182.2 million in the fourth quarter of 2011 to R$ 203.3 million in the first quarter of 2012, due to the reflection of updating the transmission financial assets.

•          Other operating income showed no material change.

Cost of Electricity Service

The determinants of Cost Evolution for the period were:

In Generation

The decrease of 53.5% in fuels for energy production, from R$ 3.3 million in the fourth quarter of 2011, to R$ 1.5 million in the first quarter of 2012.

The increase of 5.3% in financial compensation for the use of water resources account, rising from R$ 63.9 million in the fourth quarter of 2011, to R$ 67.3 million, in the first quarter of 2012, due to electric power generation during the period.

The other items, on average, showed no significant variations.

In transmission

The increase of 9.2% in construction costs, from R$ 289.2 million in the fourth quarter of 2011 to R$ 315.9 million in the first quarter of 2012, due to the progress of works of the transmission system;

The other items, on average, showed no significant variations.

Operating Revenue (Expenses)

In Generation

General and administrative expenses showed an increase of 74.0%, corresponding to R$ 71.9 million, from R$ 97.1 million, in 2011, to R$ 169,0 million in the first quarter of 2012, due mainly to variation in spending with provisions for contingencies [+15.8% (R$ 2.2 million)], motivated by new law suits compared to the end of existing law suits; in provisions for bad debt and for losses – consumers/dealers & free energy [+1,095.6% (84.1 million)], which comes from the registration of the provision of accounts receivable from Celpa; and the variation in personnel expenses [ -3.5% (R$ 1.1 million)].

Marketletter

In Transmission:

General and administrative expenses showed a decrease of 24.7%, corresponding to R$ 63.4 million, going from R$ 257.1 million in the fourth quarter of 2011, to R$ 193.7 million, in the first quarter of 2012, due mainly to variation in expenses with third-party services [-39.4% (R$ 10.9 million)]; provisions for contingencies [+12.8% (R$ 5.5 million)], due to new law suits compared to the end of existing law suits; provisions for bad debt and losses – consumers/dealers & free energy [+630.8% (R$ 8.2 million)]; and participation in the profits and results [ -100.0% (R $ 77.1 million)].

Financial Result

In Generation

The financial income showed reduction of 12.4%, from R$ 46.1 million in the fourth quarter of 2011, to R$ 40.4 million in the first quarter of 2012, mainly due to the decrease of monetary variations and moratorium additions on energy sold.

Financial expenses were reduced by 59.7%, from R$ 48.6 million in the first quarter of 2011, to R$ 19.6 million in the first quarter of 2012, due to the reduction in the balance update of dividends for the year 2011.

In Transmission

The financial income showed decrease of 26.2%, from R$ 16.4 million in the fourth quarter of 2011, to R$ 12.1 million in the first quarter of 2012, due to the reduction of income of financial applications.

Financial expenses were reduced by 46.6%, from R$ 16.3 million in the fourth quarter of 2011, to R$ 23.9 million in the first quarter of 2012, due to decrease of monetary variations on loans and financing.

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q12
Funil	30,00	14.73	10,381.16
Pedra	20,00	6.84	2,071.72
Araras	4,00	-	-
Curemas	3,52	1.90	2,773.44
Paulo Afonso Complex and Apolônio Sales (Moxotó)	4.281,60	2. ,225.00	4,785,796.00
Sobradinho	1.050,30	531.00	1,278,088.63
Luiz Gonzaga (Itaparica)	1.479,60	959.00	2,206,680.44
Boa Esperança (Castelo Branco)	237,30	143.00	334,229.14
Xingó	3.162,00	2,139.00	5,322,302.00
Camaçari	346,80	229.80	3,563.30

Unit	Location (State)	Beginning of Operation	End of concession	Non depreciated asset R$ million
Funil	BA	Mar-62	Jul-15	18.6
Pedra	BA	Apr-78	Jul-15	14.2
Araras	CE	Feb-67	Jul-15	0.6
Curemas	PB	Jun-57	Nov-24	2.2
Paulo Afonso Complex and Apolônio Sales (Moxotó)	BA	Jan-55	Oct-15	414.7
Sobradinho	BA	Apr-79	Feb-22	344.0
Luiz Gonzaga (Itaparica)	PE	Feb-88	Oct-15	4.616.1
Boa Esperança (Castelo Branco)	PI	Jan-70	Oct-15	123.7
Xingó	SE	Apr-94	Oct-15	4.417.9
Camaçari	BA	Feb-79	Ago-27	412.8

1.2 SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q12
EAPSA - Enerigia Águas da Pedra S.A.	UHE Dardanelos	261	154,9	500.372,98

Marketletter

2. Electric energy purchased for resale

Own assets

System	Unit	1Q12
Eletrobras	MWh	-
	R$ million	-
Others	MWh	-
	R$ million	-
Total	MWh	-
	R$ million	-

3. Energy sold

3.1 Own assets

Buyer	Sale model	1Q12
		R$ million	MWh
Eletrobras System	A	40.7	603,455
	B	-	-
Others	A	1,072.5	12,749,690
	B	-	-
Total	A	1,113.2	13,353,145
	B	-	-

A - Through auction

B -  Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE)

	Unit	1Q12
Sale	R$ million	180.92
	MWh	3,482,717.98
	MWaverage	4,724.79
Purchase	R$ million	-
	MWh	-
	MWaverage	-
Net	R$ million	180.92
	MWh	3,482,717.98
	MWaverage	4,724.79

5. Fuel used to produce electricity

Type	Unit	1Q12
		Amount	R$ Million
Diesel oil	Liter	-	-
Gas	m3	1,310,428	1.53
Total:		1,310,428	1.53

Marketletter

6. Losses in generation - %

1Q12
3.13

7. Average price– R$/MWh

Own assets

1Q12
83.64

Marketletter

8. Extension of transmission lines - Km

8.1 Own assets

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset - R$ million	RAP (R$ million)
Angelim II-Recife II, C1	169.1	500	Aug-77	Jul-15	4.3	9.6
Angelim II-Recife II, C2	170.7	500	Mar-80	Jul-15	3.2	8.6
Jardim II-Camaçari II, C1	249.6	500	May-00	Jul-15	17.3	11.4
Gonzaga-Angelim II, C1	248.4	500	Feb-77	Jul-15	7.1	15.2
Gonzaga-Milagres, C1	230.8	500	Apr-87	Jul-15	4.3	11.4
Gonzaga-Olindina, C1	248.6	500	May-76	Jul-15	95.7	12.7
Luiz Gonzaga-Sobradinho, C1	290.6	500	Oct-79	Jul-15	15.8	14.8
Messias-Recife II, C1	176.0	500	Dec-98	Jul-15	80.8	9.9
Milagres-Quixada, C1	268.0	500	Jan-88	Jul-15	26.9	17.9
Olindina-Camacari II, C1	147.2	500	Oct-76	Jul-15	5.1	7.5
Olindina-Camacari II, C1	146.9	500	Sep-78	Jul-15	7.4	8.2
P.Afonso IV-Angelim II, C2	221.5	500	Jul-79	Jul-15	5.8	12.4
P.Afonso IV-Olindina, C2	212.8	500	Jun-78	Jul-15	10.6	1.9
P.Afonso IV-L. Gonzaga, C1	37.4	500	Oct-79	Jul-15	5.7	11.9
P.Afonso IV-Xingo, C1	53.8	500	Feb-93	Jul-15	30.2	2.7
Pres.Dutra-Teresina II, C1	207.9	500	May-00	Jul-15	68.4	11.5
Pres.Dutra-Teresina II, C2	207.7	500	Apr-03	Jul-15	63.2	25.6
Quixada-FortalezaII, C1	136.5	500	Aug-96	Jul-15	37.5	9.5
Sobral III-FortalezaII, C1	210.8	500	May-00	Jul-15	76.2	11.9
S.J.Piaui-B.Esperanca, C1	233.5	500	Dec-80	Jul-15	15.6	16.0
Sobradinho-S.J.Piaui, C1	211.0	500	Oct-80	Jul-15	23.3	10.7
Sobradinho-Luiz Gonzaga, C2	316.0	500	Jun-88	Jul-15	6.1	11.7
Teresina Ii-Sobral III, C1	334.2	500	May-00	Jul-15	85.4	18.4
U. Luiz Gonzaga-L.Gonzaga, C1	0.6	500	May-79	Jul-15	0.0	0.0
U. Luiz Gonzaga-L.Gonzaga, C2	0.6	500	May-79	Jul-15	0.0	0.0
U. Luiz Gonzaga-L.Gonzaga, C3	0.6	500	May-79	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C1	0.6	500	Dec-79	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C2	0.6	500	May-80	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C3	0.6	500	Oct-80	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C4	0.6	500	Jul-81	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C5	0.6	500	Dec-81	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C6	0.6	500	May-83	Jul-15	0.0	0.0
Planta Xingo – Xingo, C1	0.9	500	Oct-95	Jul-15	0.1	0.0
Planta Xingo – Xingo, C2	0.9	500	Oct-95	Jul-15	0.1	0.0
Planta Xingo – Xingo, C3	0.9	500	Oct-95	Jul-15	0.1	0.0
Planta.Xingo.- Xingo, C4	0.9	500	Oct-95	Jul-15	0.1	0.0
Planta Xingo – Xingo, C5	0.8	500	Mar-94	Jul-15	0.1	0.0
Planta Xingo – Xingo, C6	0.8	500	Nov-94	Jul-15	0.1	0.0
Xingo-Jardim, C1	159.8	500	May-00	Jul-15	45.3	8.1
Xingo-Messias, C1	219.0	500	Feb-93	Jul-15	33.0	11.1
Sub-Total - 500 Kv	5,118.4				775.1	291.3
Angelim-Messias, C1	78.9	230	Apr-77	Jul-15	1.2	1.4
Angelim-Messias, C2	78.5	230	Oct-76	Jul-15	1.2	1.4
Angelim-Messias, C3	79.1	230	Aug-86	Jul-15	1.7	1.8
Angelim-Ribeirão, C1	115.7	230	Jan-53	Jul-15	2.0	2.6

Marketletter

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset - R$ million	RAP (R$ million)
Angelim-Recife II, C2	171.7	230	Jan-67	Jul-15	1.2	3.1
Angelim-Recife Ii, C3	171.7	230	Jan-61	Jul-15	1.2	3.1
Angelim-Tacaimbó, C1	63.9	230	Mar-63	Jul-15	5.9	1.5
Angelim-Tacaimbó, C2	64.1	230	Mar-73	Jul-15	10.9	1.5
Angelim-Tacaimbó, C3	65.7	230	Jun-98	Jul-15	2.7	1.5
Boa Esperança-Teresina, C1	198.0	230	Mar-70	Jul-15	3.2	4.4
Boa Esperança-Teresina, C2	198.0	230	Dec-81	Jul-15	8.4	4.4
Bongi-Açonorte, C1	6.0	230	Aug-76	Jul-15	0.1	0.1
B.Jesus da Lapa-Barreiras, C1	233.5	230	Dec-90	Jul-15	37.4	4.4
Banabuiu-Fortaleza, C1	177.2	230	Oct-65	Jul-15	9.3	3.3
Banabuiu-Fortaleza, C2	176.0	230	Jul-78	Jul-15	2.2	3.5
Banabuiu-Fortaleza, C3	176.0	230	Aug-78	Jul-15	2.2	3.5
Banabuiu-Mossoro II, C1	177.2	230	Jul-03	Jul-15	27.6	5.0
Banabuiu-Russas II, C1	110.4	230	May-71	Jul-15	9.6	2.1
Bom Nombre-Milagres, C1	83.7	230	Sep-61	Jul-15	3.6	1.6
Bom Nombre-Milagres, C2	84.1	230	Dec-74	Jul-15	4.3	1.9
Bom Nombre-Milagres, C3	83.9	230	Sep-79	Jul-15	7.4	1.9
Cauipe-Sobral, C1	177.4	230	Nov-73	Jul-15	18.0	4.0
Cicero Dantas-Catu, C1	200.7	230	Mar-68	Jul-15	9.6	3.8
Cicero Dantas-Catu, C2	201.3	230	Apr-72	Jul-15	3.3	3.8
Campina Grande-Coteminas, C1	2.5	230	Nov-10	Jul-15	0.1	0.0
Campina Grande-Goianinha, C1	99.3	230	Feb-70	Jul-15	1.5	1.9
Campina Grande-Natal II, C3	188.1	230	Oct-99	Jul-15	4.0	4.7
Campina Grande-Natal II, C4	188.1	230	Oct-02	Jul-15	4.0	4.7
Campina Grande II-Paraiso, C1	118.1	230	May-79	Jul-15	13.6	2.1
Campina Grande II-Paraiso, C2	119.0	230	Apr-79	Jul-15	13.6	2.0
Camaçari-Caraíba Metais, C1	3.2	230	Feb-82	Jul-15	0.1	0.1
Camaçari-Cqr, C1	7.2	230	May-92	Jul-15	3.0	0.0
Camaçari-Cotegipe, C1	22.9	230	Jun-70	Jul-15	10.5	0.4
Camaçari-Cotegipe, C2	23.5	230	Oct-76	Jul-15	0.8	0.4
Camaçari-Gov.Mangabeira, C1	83.7	230	Sep-82	Jul-15	2.1	1.5
Camaçari-Gov.Mangabeira, C2	83.7	230	Sep-82	Jul-15	2.1	1.5
Camaçari-Jacaracanga, C1	19.2	230	Jul-77	Jul-15	2.8	0.3
Camaçari-Jacaracanga, C2	19.2	230	Mar-77	Jul-15	2.8	0.3
Camaçari-Matatu, C1	47.0	230	Aug-53	Jul-15	2.3	1.3
Camaçari-Pituaçu, C1	39.2	230	Oct-84	Jul-15	7.8	0.7
Camaçari-Pituaçu, C2	39.2	230	Jan-02	Jul-15	6.5	0.7
Cotegipe-Jacaracanga, C1	15.2	230	Dec-71	Jul-15	1.5	0.3
Cotegipe-Matatu, C1	30.0	230	May-77	Jul-15	2.6	1.5
Catu-Camaçari, C1	25.0	230	Jun-70	Jul-15	0.6	0.5
Catu-Camaçari, C2	25.0	230	Aug-53	Jul-15	0.5	0.6
Catu-Gov.Mangabeira, C1	77.2	230	Aug-67	Jul-15	3.3	1.4
Catu-Itabaianinha, C1	143.9	230	Aug-53	Jul-15	2.8	3.2
Depto.Manut. Lt-João A. Liberato	0.2	230	Dec-10	Jul-15	0.0	0.0
Funil-Itapebi, C1	198.1	230	Jul-90	Jul-15	14.3	3.6
Funil-Itapebi, C2	198.1	230	Jul-90	Jul-15	14.3	3.6
Fortaleza-Cauipe, C1	60.8	230	Nov-73	Jul-15	5.6	0.0
Fortaleza II-Delmiro Gouveia, C1	7.1	230	Jun-89	Jul-15	4.4	0.9
Fortaleza II-Delmiro Gouveia, C2	7.1	230	Jun-89	Jul-15	4.4	0.9

Marketletter

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset - R$ million	RAP (R$ million)
Fortaleza-Fortaleza II, C1	0.3	230	Feb-00	Jul-15	0.0	0.0
Fortaleza-Fortaleza II, C2	0.3	230	Feb-00	Jul-15	0.4	0.0
Fortaleza-Fortaleza II, C3	0.3	230	May-10	Jul-15	0.4	0.0
Fortaleza II-Cauipe, C1	58.0	230	Nov-03	Jul-15	2.6	2.8
Fortaleza II-Cauipe, C2	58.0	230	Nov-03	Jul-15	2.6	2.8
Fortaleza II-Pici, C1	27.5	230	May-05	Jul-15	15.5	0.6
Fortaleza II-Pici, C2	27.5	230	Feb-09	Jul-15	15.5	0.6
Goianinha-Mussure, C1	50.6	230	Oct-77	Jul-15	5.2	0.9
Goianinha-Mussure, C2	50.6	230	Oct-77	Jul-15	5.2	0.9
Gov.Mangabeira-Sapeaçu, C1	23.5	230	Dec-68	Jul-15	1.1	0.5
Gov.Mangabeira-Sapeaçu, C2	22.5	230	Feb-84	Jul-15	0.4	0.4
Gov.Mangabeira-Sapeaçu, C3	22.6	230	Feb-84	Jul-15	0.4	0.4
Icó-Icó U1, C1	1.5	230	Mar-97	Jul-15	0.1	0.0
Itapebi-Eunápolis, C1	47.0	230	Jul-90	Jul-15	3.4	0.9
Itapebi-Eunápolis, C2	47.0	230	Jul-90	Jul-15	3.4	0.9
Irece-B.Jesus da Lapa, C1	285.7	230	Sep-81	Jul-15	11.9	5.4
Itabaianinha-Itabaiana, C1	76.8	230	Aug-53	Jul-15	3.4	1.7
Itabaiana-Jardim, C1	44.0	230	Aug-79	Jul-15	0.5	0.8
Itabaiana-Jardim, C2	44.0	230	Aug-79	Jul-15	0.5	0.8
Jacaracanga-Alunordeste, C1	1.8	230	May-83	Jul-15	0.2	0.0
Jacaracanga-Dow, C1	7.9	230	Jul-77	Jul-15	0.1	0.1
Jacaracanga-Dow, C2	7.8	230	Mar-77	Jul-15	0.1	0.1
Jardim-Fafen, C1	12.5	230	Aug-81	Jul-15	0.5	0.2
Jardim-Cia.Vale.Rio Doce, C1	0.8	230	May-11	Jul-15	0.0	0.0
Jaguarari-Jaguarari, C1	9.7	230	Jan-80	Jul-15	0.2	0.2
Jaguarari-Jaguarari, C2	9.7	230	Apr-81	Jul-15	0.2	0.2
Juazeiro II-Sr.do Bonfinal Ii, C1	148.6	230	Jan-80	Jul-15	3.2	2.7
Juazeiro II-Sr.do Bonfinal Ii, C2	148.6	230	Apr-81	Jul-15	3.2	2.7
Libra-Libra, C1	1.5	230	Dec-91	Jul-15	0.1	0.0
Milagres-Banabuiu, C1	225.9	230	Feb-65	Jul-15	7.2	4.2
Milagres-Banabuiu, C2	225.1	230	Dec-77	Jul-15	4.8	4.5
Milagres-Banabuiu, C3	225.1	230	Dec-77	Jul-15	4.8	4.5
Milagres-Coremas, C1	119.4	230	Nov-86	Jul-15	2.0	2.7
Milagres-Coremas, C2	119.8	230	Jun-10	Fev-35	35.6	4.9
Milagres-Tauá, C1	208.1	230	Jan-09	Fev-35	47.3	7.2
Mirueira-Pau Ferro, C1	23.1	230	Oct-99	Jul-15	5.1	0.0
Mirueira-Goianinha, C1	50.1	230	Dec-89	Jul-15	13.0	1.1
Messias-Maceió, C1	25.9	230	Nov-96	Jul-15	2.9	0.6
Messias-Maceió, C2	25.9	230	Nov-96	Jul-15	2.9	0.6
Messias-Rio Largo, C1	11.9	230	Aug-86	Jul-15	1.3	0.2
Messias-Rio Largo, C2	11.6	230	Oct-76	Jul-15	0.1	0.2
Messias-Rio Largo, C3	11.6	230	Jul-77	Jul-15	0.1	0.3
Mossoró-Açu, C1	71.3	230	Jul-87	Jul-15	9.6	1.8
Olindina-Olindina, C1	0.2	230	May-80	Jul-15	0.0	0.0
Olindina-Olindina, C2	0.2	230	May-80	Jul-15	0.0	0.0
Paulo Afonso-Angelim, C1	221.3	230	Jan-53	Jul-15	1.6	4.9
Paulo Afonso-Angelim, C2	220.2	230	Jan-67	Jul-15	3.7	4.0
Paulo Afonso-Angelim, C3	220.2	230	Jan-61	Jul-15	3.7	4.0
Paulo Afonso-Angelim, C4	221.0	230	Dec-73	Jul-15	3.0	11.2

Marketletter

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset - R$ million	RAP (R$ million)
Paulo Afonso-Bom Nombre, C1	170.1	230	Oct-61	Jul-15	7.9	3.2
Paulo Afonso-Bom Nombre, C2	170.7	230	Dec-74	Jul-15	14.0	3.9
Paulo Afonso-Bom Nombre, C3	170.8	230	Nov-78	Jul-15	15.6	3.9
Paulo Afonso-C. Dantas, C1	134.2	230	Mar-68	Jul-15	4.5	2.5
Paulo Afonso-C. Dantas, C2	133.8	230	Jun-72	Jul-15	0.9	2.5
Paulo Afonso-Itabaiana, C2	162.5	230	Apr-87	Jul-15	5.3	2.9
Paulo Afonso-Itabaiana, C3	162.5	230	Sep-85	Jul-15	5.3	2.9
Paulo Afonso IV-P.Afonso, C1	1.1	230	Oct-79	Jul-15	0.0	0.0
Paulo Afonso IV-P.Afonso, C2	1.4	230	Feb-81	Jul-15	0.3	0.0
Pau Ferro-Coteminas, C1	123.9	230	Nov-10	Jul-15	13.8	3.2
Pau Ferro-Campina Grande, C2	125.9	230	Oct-99	Jul-15	13.8	0.0
Piripiri-Sobral, C1	167.4	230	Aug-73	Jul-15	0.8	3.7
Paraiso-Natal II, C1	96.2	230	May-79	Jul-15	10.0	1.8
Paraiso-Natal II, C2	97.2	230	Apr-79	Jul-15	10.0	2.0
Paraiso-Açu II, C2	132.8	230	Jan-11	Jun-37	42.2	0.0
Pituaçu-Narandiba, C1	3.6	230	Nov-83	Jul-15	2.9	0.0
Pituaçu-Narandiba, C2	3.6	230	Jun-83	Jul-15	2.9	0.1
Pituaçu-Pituaçu, C1	2.0	230	May-77	Jul-15	0.1	0.0
Recife II-Joairam, C1	7.4	230	Jan-53	Jul-15	2.6	0.2
Recife II-Joairam, C2	7.4	230	Jan-67	Jul-15	0.1	0.1
Recife II-Joairam, C3	7.4	230	Jan-61	Jul-15	0.1	0.1
Joairam-Bongi, C1	6.3	230	Feb-09	Jul-15	2.2	0.2
Joairam-Bongi, C2	6.4	230	Feb-09	Jul-15	1.1	0.1
Joairam-Bongi, C3	6.4	230	Feb-09	Jul-15	1.1	0.1
Recife II-Goianinha, C1	71.4	230	Feb-72	Jul-15	4.4	1.3
Recife II-Goianinha, C2	71.5	230	Feb-72	Jul-15	4.4	1.3
Recife II-Mirueira, C1	31.0	230	Jun-80	Jul-15	1.3	0.6
Recife II-Mirueira, C2	31.5	230	Jun-80	Jul-15	1.0	0.6
Recife II-Mirueira, C3	31.5	230	Jun-86	Jul-15	1.0	0.6
Recife II-Pau Ferro, C1	33.2	230	Sep-04	Jul-15	10.0	0.8
Recife II-Pau Ferro, C2	33.2	230	Sep-04	Jul-15	10.0	0.8
Recife II-Pirapama II, C1	27.6	230	Jun-80	Jul-15	2.0	0.8
Recife II-Pirapama II, C2	27.6	230	Jun-80	Jul-15	2.0	0.8
Ribeirão-Recife II, C1	56.6	230	Sep-94	Jul-15	0.2	1.3
Rio Largo-Penedo, C1	122.7	230	Jan-98	Jul-15	17.9	2.3
Rio Largo-Trikem, C1	23.2	230	Jun-76	Jul-15	4.3	0.3
Russas II-Mossoró II, C1	75.0	230	Apr-81	Jul-15	1.6	1.4
Sobral II-Sobral II, C1	13.8	230	May-09	Jul-15	4.1	1.3
Sobral III-Sobral II, C2	13.8	230	May-09	Jul-15	4.1	0.0
Sobral II – Cccp, 230 Kv, C1	2.9	230	Jun-01	Jul-15	0.0	0.0
S. Mendes-Picos, C1	99.6	230	Mar-86	Jul-15	6.0	0.0
S.João Piaui-Eliseu Martins, C1	172.9	230	Feb-98	Jul-15	20.0	3.9
S.João Piaui-S. Mendes, C1	68.2	230	Jul-85	Jul-15	6.3	0.0
Sr.do Bonfinal-Irece, C1	214.0	230	Sep-81	Jul-15	16.4	4.0
Sapeaçu-Funil, C1	195.7	230	Dec-68	Jul-15	15.9	3.4
Sapeaçu- S.Ant.Jesus, C1	31.8	230	Feb-84	Jul-15	4.2	0.0
Sapeaçu- S.Ant.Jesus, C2	32.0	230	Feb-84	Jul-15	4.2	0.5
S.Ant.Jesus-Funil, C1	163.1	230	Feb-84	Jul-15	4.3	0.0
S.Ant.Jesus-Funil, C2	162.6	230	Feb-84	Jul-15	4.3	2.9

Marketletter

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset - R$ million	RAP (R$ million)
Tacaimbo-C.Grande II, C1	124.7	230	Jun-85	Jul-15	2.2	2.3
Tacaimbo-C.Grande II, C2	124.7	230	Jun-85	Jul-15	2.2	2.3
Teresina I-Teresina II, C1	25.3	230	Sep-02	Jul-15	4.6	0.5
Teresina I-Teresina II, C2	25.3	230	Sep-02	Jul-15	4.6	0.5
Teresina-Piripiri, C1	154.7	230	Nov-71	Jul-15	1.6	3.5
Planta Apol.Sales- P.Afonso, C1	5.8	230	Oct-77	Jul-15	0.3	0.1
Planta Apol.Sales- P.Afonso, C2	5.7	230	Mar-77	Jul-15	0.0	0.1
Us. B.Esperança-B.Esperança, C1	2.8	230	Dec-80	Jul-15	0.0	0.1
Sobradinho-Juazeiro II, C1	42.5	230	Jan-80	Jul-15	3.2	0.8
Sobradinho-Juazeiro II, C2	42.5	230	Apr-81	Jul-15	3.2	0.8
Planta II-Paulo Afonso, C1	0.6	230	Oct-61	Jul-15	0.0	0.0
Planta II-Paulo Afonso, C3	0.6	230	May-67	Jul-15	0.0	0.0
Planta II-Paulo Afonso, C4	0.7	230	May-67	Jul-15	0.0	0.0
Planta II-Paulo Afonso, C5	0.7	230	Dec-67	Jul-15	0.0	0.0
Planta III-Paulo Afonso, C1	0.6	230	Oct-71	Jul-15	0.0	0.0
Planta III-Paulo Afonso, C2	0.6	230	Apr-72	Jul-15	0.0	0.0
Planta III-Paulo Afonso, C3	0.6	230	Apr-74	Jul-15	0.0	0.0
Planta III-Paulo Afonso, C4	0.6	230	Aug-74	Jul-15	0.0	0.0
Planta I-Paulo Afonso, C1	0.6	230	Jan-55	Jul-15	0.0	0.0
Planta I-Paulo Afonso, C2	0.6	230	Jan-55	Jul-15	0.0	0.0
Sub-Total - 230 Kv	12,805.6				864.6	261.9
C.Grande II-S.Cruz II, C1	117.3	138	Apr-63	Jul-15	12.0	1.1
C.Grande II-Santa Cruz II, C2	117.3	138	Jan-68	Jul-15	12.0	1.1
C. Novos-Santana do Matos, C1	38.8	138	Dec-67	Jul-15	1.6	0.5
Santana do Matos-Açu, C1	49.6	138	Dec-67	Jul-15	2.9	0.7
Santa Cruz II-C.Novos II, C1	55.0	138	Oct-65	Jul-15	3.3	0.6
Planta II-Zebu, C1	6.0	138	Dec-64	Jul-15	0.0	0.1
Sub-Total - 138 Kv	384.0				31.8	4.1
Abaixadora-Mulungu, C1	6.5	69	May-75	Jul-15	0.0	0.1
Abaixadora-Moxoto, C1	5.3	69	Feb-70	Jul-15	0.0	0.1
Abaixadora-Zebu, C1	5.4	69	Oct-72	Jul-15	0.0	0.0
Bela Vista-Alto Branco, C1	6.2	69	Nov-10	Jul-15	2.1	0.2
C.Grande I-Alto Branco, C2	3.1	69	Nov-10	Jul-15	0.0	0.0
C.Grande II-Bela Vista, C1	7.2	69	Oct-89	Jul-15	1.2	0.1
C.Grande II-C.Grande I, C1	9.4	69	May-64	Jul-15	1.4	0.1
Camacari-Camacari, C2	1.4	69	Jun-60	Jul-15	0.0	0.0
Cotegipe-Catu, C1	48.7	69	Jun-60	Jul-15	0.4	0.4
Cotegipe-Catu, C2	48.7	69	Jun-60	Jul-15	0.4	0.4
Jaboatao-Recife II, C1	3.1	69	Jan-65	Jul-15	0.0	0.0
M.Reduzido-M.Reduzido, C1	0.5	69	Apr-73	Jul-15	0.0	0.0
Matatu-Pituacu, C1	7.5	69	Jun-60	Jul-15	0.2	0.1
Matatu-Pituacu, C2	7.4	69	Jun-60	Jul-15	0.2	0.1
Pirapama II-Recife II, C1	21.0	69	Jan-65	Jul-15	0.1	0.8
Pituacu-Cotegipe, C1	22.1	69	Jun-60	Jul-15	0.2	0.2
Pituacu-Cotegipe, C2	21.9	69	Jun-60	Jul-15	0.2	0.2
Planta de Pedra-Jequié, C1	20.5	69	Nov-78	Jul-15	0.2	0.2
Vila Zebu-Itaparica, C1	27.0	69	Jul-77	Jul-15	0.1	0.2
Zebu-Moxoto, C1	7.2	69	Apr-83	Jul-15	8.8	0.1
Zebu-Xingo, C1	56.5	69	Aug-81	Jul-15	0.2	0.5
Sub-total 69 kV	336.6				15.7	3.8
Total	18,644.6				1,687.2	561.1

Marketletter

8.2 SPEs

SPE	From - To	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset R$ million	RAP (R$ million)
Sistema de transmissão do Nordeste S.A.	Teresina II/PI to Sobral/CE and Fortaleza/CE	546.0	500 kV	01/2006	02/2034	462.0	128.4
Integração Transmissora de Energia S.A.	Colinas/TO to Serra da Mesa II/GO	695.0	500 kV	05/2008	03/2036	516.9	96.6

9. Transmission lines RAP– R$ million

Own assets

1Q12
379.3

10. Losses in transmission - %  - NA

11. Main parent company investments – R$ million

Project	1Q12	2012 budget
Generation	40.57	643.48
Transmission	167.45	1,098.63
Others	9.63	123.76
Total	217.65	1,865.87

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total Investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
Parque Eólico Casa Nova	BA	692.5	180 MW	61.4	Jul-2013	Apr-2012	jan/2046

Marketletter

12.1.2 SPEs

SPE	Unit	Participation %	Location (State)	Total Investment R$ million	Installed capacity MW	Guaranteed energy MW averages	Beginning of Operation	Beginning of Construction	End of concession
ESBR Participações S.A.	HEU Jirau	20.0%	RO	15,542	3,750.0	2,184.6	01/13	12/09	08/43
Norte Energia S.A.	HEU Belo Monte	15.0%	PA	29,375	11,233.1	4,571.0	02/15	06/11	08/45
São Pedro do Lago S.A.	EOL São Pedro do Lago	49.0%	BA	104.7	30.0	13.5	01/13	10/11	08/45
Pedra Branca S.A.	EOL Pedra Branca	49.0%	BA	102.6	30.0	12.2	01/13	10/11	08/45
Sete Gameleiras S.A.	EOL Sete Gameleiras	49.0%	BA	112.3	30.0	12.6	01/13	11/11	08/45

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - To	Total Investment (R$ Million)	Extension of TL(km)	Tension	RAP (R$ million)	Beginning of Operation	End of Concession
TL 230 kV Eunápolis/Teixeira Freitas II C1	65.29	144	230 kV	2.98	Jul-13	Oct-38
TL 230 kV Funil/Itapebi C3	43.74	198	230 kV	3.75	Oct-12	Apr-37
TL 230 kV Ibicoara /Brumado C1	70.70	105	230 kV	4.88	Mar-12	Jun-37
TL 230 kV Jardim/Penedo C1	27.48	110	230 kV	2.82	Aug-12	Mar-38
TL 230 kV Picos/Tauá II C1	77.98	183	230 kV	6.65	Sep-12	Jun-37
TL 230 kV Eunápolis/Teixeira Freitas II C2	41.98	144	230 kV	4.87	Sep-13	Aug-39
TL 230 kV Pau Ferro – Santa Rita II	141.78	116	230 kV	15.90	Mar-12	Aug-39
TL 230 kV Paulo Afonso III – Zebu.					Jan-12
TL 500 kV Messias/Recife II, C1	52.60	53	500 kV	8.54	May-12	Jan-39
TL 230 kV Rio Largo II/Penedo	18.60	44	230 kV		Nov-12	Oct-40
TL 230 kV Paraiso/Açu II, C3	162.20	123	230 kV	10.33	Feb-13	Nov-40
TL 230 kV Açu/Mossoró II, C2		69
TL 230 kV João Câmara/Extremoz II		82
TL 230 kV Igaporã/B. Jesus da Lapa II	67.60	115	230 kV	4.19	Jan-13	Nov-40
TL 230 kV Sobral III/Acaraú II	52.57	97	230 kV	4.72	Mar-13	Nov-40
TL 230 kV Morro do Chapéu/Irece	44.57	65	230 kV	4.05	Aug-13	Oct-41
TL 230 kV Paraiso/Lagoa Nova	80.89	65	230 kV	7.79	Aug-13	Oct-41
TL 230 kV Teresina II/Teresina III	42.97	26	230 kV	7.00	Aug-13	Dec-41
TL 500 kV Recife II/Suape II, C2	59.48	44	500 kV	5.61	Oct-13	09/12/2041
TL 500 kV Camaçari IV/Sapeaçu	81.02	105	500 kV	8.46	Dec-13	Dec-41
TL 230 kV Sapeaçu/Sto.Antonio de Jesus		31	230 kV

Marketletter

12.2.1.2 Substations

Substation	Total Investment R$ million	Transformation capacity	Location	RAP (R$ million)	Beginning of Operation	End of concession
SE 500/230 kV SUAPE II	155.03	600 MVA	PE	8.54	May-12	Jan-39
SE 230/69 kV SUAPE III		200 MVA	PE		Mar-12
SE 230/69 kV Santa Rita II		300 MVA	PB	*	Apr-12	Aug-39
SE 230/69 kV Zebu		200 MVA	AL		Mar-12
SE 230/69 kV Natal III		300 MVA	RN		May-12
SE 500/230 kV Camaçari IV	69.82	2400 MVA	BA	6.98	May-12	Jul-40
SE 230/69 kV Arapiraca III	48.11	100 MVA	AL	5.32	Feb-13	Oct-40
SE 230/69 kV Polo	15.34	100 MVA	BA	0.97	Nov-12	Oct-40
SE 230/69 kV João Câmara		360 MVA	RN	*	Feb-13	Nov-40
SE 230/69 kV Extremoz II					Dec-12
SE 230/69 kV Igaporã		300 MVA	BA	*	Mar-13	Nov-40
SE 230/69 kV Acaraú II		200 MVA	CE	*	Apr-13	Nov-40
SE 230 kV Morro do Chapéu		150 MVA	BA	*	Aug-13	Oct-41
SE 230 kV Lagoa Nova		500 MVA	RN	*	Aug-13	Oct-41
SE 230 kV Ibiapina			CE
SE 230/69 kV Teresina III		400 MVA	PI	*	Aug-13	Dec-41

* RAP associated wit TL

Marketletter

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Participation %	Total Investment R$ million	Extension of lines KM	Tension	RAP	Beginning of Operation	End of concession
Manaus Transmissora de Energia S.A.	TL Oriximiná/Silves CD, 500 kV. TL Silves/ Lechuga CD, 500 kV.	19.5	1,703.5	335	500 kV	101.6	May-12	Oct-38
				224	500 kV
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/Araraquara II, CS 600 kV.	24.5	3,296	2,375	600 kV	176.2	Apr-12	Feb-39
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/São Luiz III, 230 kV.	49.0	239.2	156	230 kV	20.5	Jul-12	Jul-40
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II, 500 kV.	49.0	365.9	64	500 kV	31.9	Aug-13	Oct-41
	TL Ceará Mirim/ Campina III, 500 kV.			201	500 kV
	TL Ceará Mirim/ Extremoz II, 230 kV.			26	230 kV
	TL Campina Grande III/Campina Grande II, 230 kV.			8.5	230 kV
	Seccionamento Campina Grande II/Extremoz II C1/C2.
				12.5	230 kV
Interligação Elétrica Garanhuns S.A.	TL Luiz Gonzaga/ Garanhuns, 500 kV	49.0	593.2	224	500 kV	68.9	Jun-14	Dec-41
	TL Garanhuns/ Campina Grande III, 500 kV			190	500 kV
	TL Garanhuns/Pau Ferro, 500 kV			239	500 kV
	TL Garanhuns/Angelim I, 230 kV.			13	230 kV

12.2.2.2 Substations

Manaus Transmissora de Energia S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation
SE – Silves, 500/138 kV. SE – Lechuga, 500/230 kV.	469.1	500/138 kV 500/230 kV	AM	May-12	Oct-38

*SPE associated with the transmission line

Marketletter

TDG – Transmissora Delmiro Gouveia S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation	End of Concession
SE – Pecém II, 500/230 kV SE – Aquiraz, 230/69 kV.	140.6 41.4	3,600 MVA 450 MVA	CE	10.9 3.3	Oct-12	Jul-40

Extremoz Transmissora do Nordeste - ETN S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation	End of Concession
SE – João Câmara II, 500 kV. SE – Campina Grande III, 500/230 kV. SE – Ceará Mirim, 500/230 kV.	*	500 kV 500/230 kV 500/230 kV	RN PB RN	31.90	Aug-13	Oct-41

*SPE associated with the transmission line

Interligação Elétrica Garanhuns S.A.

SE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation	End of Concession
SE – Garanhuns, 500/230 kV. SE – Pau Ferro, 500/230 kV.	*	500/230 kV 500/230 kV	PE	68.90	Jun-14	Dec-41

*SPE associated with the transmission line

Interligação Elétrica do Madeira S.A.

SE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation	End of Concession
Retifier Station from CA/CC 500 kV to +/- 600 kV, Inversor Station from CC/CA +/- 600 kV to 500 kV.	1,214.7	3,150 MW 2,950 MW	RO SP	151.8	Nov-12	Feb-39

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Due	Index
Eletrobras	122.7	Sep-18	5% p.y.
Eletrobras	0.5	May-15	5% p.y.
Eletrobras	0.3	May-16	5% p.y.
Eletrobras	6.3	Feb-17	5% p.y.
Eletrobras	7.9	Apr-16	5% p.y.
Eletrobras	0.5	Dec-18	IPCA
Financing Institution
Banco do Brasil	16.3	Apr-12	105.7% of CDI
Banco do Brasil	16.2	May-12	105.7% of CDI
Banco do Brasil	16.1	Jun-12	105.7% of CDI
Banco do Brasil	11.8	Jul-12	105.7% of CDI
Banco do Nordeste – Maq/Equip/Benf	356.5	Jun-20	7.5% p.y.
Banco do Nordeste – Finame (PSI-BK)	17.9	Jun-20	4.5% p.y.
Total	573.0

Marketletter

Foreign currency - FC - NA

14. Contracts – R$ million

14.1 Loans and financing

Parent company

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	62.4	3.2	3.2	3.1	2.9	0.9
Transmission	48.3	64.3	64.3	64.4	64.4	191.6
Trading of energy	-	-	-	-	-	-
By creditor
Eletrobras	16.3	22.0	22.0	22.0	21.8	34.0
Others	94.4	45.5	45.5	45.5	45.5	158.5

14.2 Energy purchase – N/A

14.3 Energy sale – N/A

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

                15.1 – By tenure

Composition of employees by tenure (Years)	1Q12
To 5	910
6 to 10	902
11 to15	174
16 to 20	2
21 to 25	1,176
Over 25	2,455
Total	5,619

                15.2 – By region

State	Number of employees
Bahia	2,059
Pernambuco	2,819
Ceará	382
Piauí	359

                15.3 – By departments

Department	Number of employees
Field	3,481
Administrative	2,138

Marketletter

16. Complementary work force – N/A

17. Turn-over

1Q12
0.19

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current Assets
Cash and banks	85,890	197,898	485,603	626,891
Marketable securities	755,019	763,401	858,063	892,479
Accounts receivable	1,110,756	1,047,551	727,250	702,912
Concession financial assets	570,212	554,294	635,649	620,291
Loans and financing	8,989	8,841	-	-
Taxes and social contribution	78,631	82,525	88,268	90,303
Compensation rights	271,216	326,690	271,748	332,501
Stored materials	54,968	51,423	58,020	54,369
Derivative financial instruments	225,063	191,919	225,063	191,919
Other credits	91,279	76,722	96,916	85,592
	3,252,023	3,301,264	3,446,580	3,597,257
Non-Current Assets
Long-term Assets
Loans and financing	6,509	8,768	-	-
Accounts receivable	860,630	783,228	860,630	779,759
Marketable securities	875	950	875	950
Taxes and social contribution	86,499	110,339	130,733	169,039
Linked collateral and deposits	453,395	446,906	468,759	452,615
Concession financial assets	4,150,547	4,205,689	6,887,688	6,779,019
Derivative financial instruments	200,620	185,031	200,620	185,031
Advances for future capital increase	247,620	246,162	-	-
Other assets	75,044	75,035	79,300	97,872
	6,081,739	6,062,108	8,628,605	8,464,285
Investments	1,711,896	1,644,551	204,585	202,454
Property, plant and equipment	9,162,887	9,247,833	9,811,707	9,748,562
Intangible	18,755	20,158	58,091	56,019
	16,975,277	16,974,650	18,702,988	18,471,320
Total Assets	20,227,300	20,275,914	22,149,568	22,068,577

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current Liabilities
Loans and financing	396,739	387,803	1,231,906	1,121,046
Suppliers	495,723	672,506	666,858	939,750
Taxes and social contributions	83,756	77,478	98,804	87,260
Shareholders remuneration	19,690	18,293	19,690	18,293
Estimated obligations	136,036	126,734	142,172	135,695
Provisions of uncoveredsubsidiaries liabilities	282,695	259,587	-	-
Sector charges	61,402	89,683	66,118	95,350
Derivative financial instruments	263,704	261,489	263,704	269,718
Retirement benefit	16,756	19,169	16,756	19,169
Research and development	118,624	120,804	123,666	124,212
Income participation	16,733	16,733	16,733	16,733
Costumers advance	44,098	44,098	44,098	44,098
Use of hydro resources	49,864	24,262	49,864	24,262
Social-environmental compensation	19,607	19,536	19,607	19,536
Other liabilities	159,614	159,947	218,138	168,348
	2,165,041	2,298,122	2,978,114	3,083,470
Non-Current Liabilities
Loans and financing	4,208,823	4,283,935	5,181,689	5,166,313
Provisions for contingencies	915,887	915,284	932,106	927,858
Benefits for employees leaving the company	58,535	58,535	60,231	60,234
Concession to pay	-	-	29,435	28,974
Advance for future capital increase	1,164,445	1,127,731	1,164,445	1,127,731
Derivative financial instruments	200,620	185,031	200,620	185,031
Retirement benefit	135,406	138,015	135,406	138,015
Research and development	17,476	17,052	20,410	20,239
Costumers advance	867,860	879,452	867,860	879,452
Taxes and social contribution	12,962	13,609	48,347	62,923
Social-environmental compensation	93,135	97,678	93,135	97,678
Other liabilities	1,605	1,485	52,265	30,674
	7,676,754	7,717,807	8,785,949	8,725,122
	9,841,795	10,015,929	11,764,063	11,808,592
Stockholders’ Equity
Social Capital	8,200,406	8,200,406	8,200,406	8,200,406
Capital Reserves	2,011,460	2,011,460	2,011,460	2,011,460
Income reserve	25,708	25,708	25,708	25,708
Additional dividend proposal	50,200	50,200	50,200	50,200
Accrued income	125,520	-	125,520	-
Equity Adjustment	(27,789)	(27,789)	(27,789)	(27,789)
	10,385,505	10,259,985	10,385,505	10,259,985
TOTAL	20,227,300	20,275,914	22,149,568	22,068,577

Marketletter

Statement of Income by activity

(R$ thousand)

	Parent Company
	03/31/2012
	Generation	Transmission	Trading of energy	Other	Total
Net operating revenue	802,187	209,961	30,319	14,627	1,057,094
Operational cost
Cost of electric energy service
Electric energy purchased for resale	-	-	(14,338)	-	(14,338)
Charges on the use of electric grid	(155,820)	-	-	-	(155,820)
	(155,820)	-	(14,338)	-	(170,158)
Operation cost
Personnel, Material and Third party services	(62,780)	(86,573)	(3,336)	-	(152,689)
Financial compensation for the use of hydro resources	(72,052)	-	-	-	(72,052)
Depreciation and amortization	(104,492)	(55)	(1,127)	-	(105,674)
Others	(6,862)	(3,166)	(63)	-	(10,091)
	(246,186)	(89,794)	(4,526)	-	(340,506)
Third party service cost	(891)	(3,106)	(33)	-	(4,030)
Construction cost	-	(23,211)	-	-	(23,211)
	(402,897)	(116,111)	(18,897)	-	(537,905)
Gross income	399,290	93,850	11,422	14,627	519,189
Operational expense	(216,772)	(31,754)	(3,703)	(38)	(252,267)
Income participation	-	-	-	-	-
Electric energy service result	182,518	62,096	7,719	14,589	266,922
Result on the Equity Method	-	-	-	(31,390)	(31,390)
Financing result	(40,491)	344	11,539	1,458	(27,150)
Income before taxes	142,027	62,440	19,258	(15,343)	208,382
Income tax and social contribution	(41,263)	(20,954)	(5,595)	(4,925)	(72,737)
Income tax and social contribution - deferred	(10,516)	391	-	-	(10,125)
	(51,779)	(20,563)	(5,595)	(4,925)	(82,862)
Income before participations	90,248	41,877	13,663	(20,268)	125,520
Net income (Loss) for the period	90,248	41,877	13,663	(20,268)	125,520
Installment attributable to the controlling shareholders	85,230	39,397	12,854	(19,068)	118,087
Installment not attributable to the controlling shareholders
	85,230	39,397	12,854	(19,068)	118,087
Income attributable to the controlling shareholders	89,716	41,630	13,582	(20,148)	124,779
Income no attributable to the controlling shareholders	532	247	81	(120)	741
Income (Loss) basic and diluted per share - R$	0.66	0.31	0.10	(0.15)	0.92

Marketletter

	Parent Company
	12/31/2011
	Generation	Transmission	Trading of energy	Other	Total
Net operating revenue	760,290	210,172	25,140	7,166	1,002,768
Operational cost
Cost of electric energy service
Electric energy purchased for resale	(10,769)	-	(14,261)	-	(25,030)
Charges on the use of electric grid	(130,701)	-	-	-	(130,701)
	(141,470)	-	(14,261)	-	(155,731)
Operation cost
Personnel, Material and Third party services	(67,443)	(83,711)	(3,489)	-	(154,643)
Financial compensation for the use of hydro resources	(60,001)	-	-	-	(60,001)
Depreciation and amortization	(103,178)	644	(1,102)	-	(103,636)
Others	(6,658)	(4,148)	(146)	-	(10,952)
	(237,280)	(87,215)	(4,737)	-	(329,232)
Third party service cost	(700)	(3,043)	(23)	-	(3,766)
Construction cost	-	(50,635)	-	-	(50,635)
	(379,450)	(140,893)	(19,021)	-	(539,364)
Gross income	380,840	69,279	6,119	7,166	463,404
Operational expense	(154,658)	(34,282)	(3,605)	(49)	(192,594)
Income participation	-	-	-	-	-
Electric energy service result	226,182	34,997	2,514	7,117	270,810
Result on the Equity Method	-	-	-	(10,086)	(10,086)
Financing result	(40,456)	(58)	11,626	-	(28,888)
Income before taxes	185,726	34,939	14,140	(2,969)	231,836
Income tax and social contribution	(43,366)	(12,158)	(3,827)	(1,926)	(61,277)
Income tax and social contribution - deferred	(8,673)	298	-	-	(8,375)
	(52,039)	(11,860)	(3,827)	(1,926)	(69,652)
Income before participations	133,687	23,079	10,313	(4,895)	162,184
Net income (Loss) for the period	133,687	23,079	10,313	(4,895)	162,184
Installment attributable to the controlling shareholders	125,771	21,712	9,702	(4,605)	152,580
Installment not attributable to the controlling shareholders
	125,771	21,712	9,702	(4,605)	152,580
Income attributable to the controlling shareholders	132,898	22,943	10,252	(4,866)	161,227
Income no attributable to the controlling shareholders	789	136	61	(29)	957
Income (Loss) basic and diluted per share - R$	0.98	0.17	0.08	(0.04)	1.19

Marketletter

	Consolidated
	12/31/2012
	Generation	Transmission	Trading of energy	Distribution	Other	Total
Net operating revenue	791,198	338,120	30,319	23,365	14,627	1,197,629
Operational cost
Cost of electric energy service
Electric energy purchased for resale	-	-	(14,338)	-	-	(14,338)
Charges on the use of electric grid	(155,820)	-	-	-	-	(155,820)
	(155,820)	-	(14,338)	-	-	(170,158)
Operation cost
Personnel, Material and Third party services	(62,780)	(86,838)	(3,336)	(4,368)	-	(157,322)
Financial compensation for the use of hydro resources	(72,052)	-	-	-	-	(72,052)
Depreciation and amortization	(104,492)	(55)	(1,127)	(980)	-	(106,654)
Others	(6,862)	(4,259)	(63)	21	-	(11,163)
	(246,186)	(91,152)	(4,526)	(5,327)	-	(347,191)
Third party service cost	(891)	(3,630)	(33)	-	-	(4,554)
Construction cost	-	(114,451)	-	-	-	(114,451)
	(402,897)	(209,233)	(18,897)	(5,327)	-	(636,354)
Gross income	388,301	128,887	11,422	18,038	14,627	561,275
Operational expense	(219,190)	(34,375)	(3,703)	(15,582)	(38)	(272,888)
Income participation	-	-	-	-	-	-
Electric energy service result	169,111	94,512	7,719	2,456	14,589	288,387
Result on the Equity Method	-	-	-	-	692	692
Financing result	(75,802)	(20,983)	11,539	4,753	1,458	(79,035)
Income before taxes	93,309	73,529	19,258	7,209	16,739	210,044
Income tax and social contribution	(40,527)	(23,895)	(5,595)	-	(4,925)	(74,942)
Income tax and social contribution - deferred	(10,516)	934	-	-	-	(9,582)
	(51,043)	(22,961)	(5,595)	-	(4,925)	(84,524)
Income before participations	42,266	50,568	13,663	7,209	11,814	125,520
Net income (Loss) for the period	42,266	50,568	13,663	7,209	11,814	125,520
Installment attributable to the controlling shareholders	39,916	47,574	12,854	6,782	11,114	118,087
Installment not attributable to the controlling shareholders
	39,916	47,574	12,854	6,782	11,114	118,087
Income attributable to the controlling shareholders	42,017	50,270	13,582	7,166	11,744	124,779
Income no attributable to the controlling shareholders	249	298	81	43	70	741
Income (Loss) basic and diluted per share - R$	0.31	0.37	0.10	0.05	0.09	0.92

Marketletter

	Consolidated
	12/31/2011
	Generation	Transmission	Trading of energy	Distribution	Other	Total
Net operating revenue	737,576	330,454	25,140	31,146	7,166	1,131,482
Operational cost
Cost of electric energy service
Electric energy purchased for resale	(10,769)	-	(14,261)	-	-	(25,030)
Charges on the use of electric grid	(130,701)	-	-	-	-	(130,701)
	(141,470)	-	(14,261)		-	(155,731)
Operation cost
Personnel, Material and Third party services	(68,902)	(85,855)	(3,489)	(7,810)	-	(166,056)
Financial compensation for the use of hydro resources	(60,001)	-	-		-	(60,001)
Depreciation and amortization	(103,180)	613	(1,102)	(1,298)	-	(104,967)
Others	(7,155)	3,943	(146)	(8)	-	(3,366)
	(239,238)	(81,299)	(4,737)	(9,116)	-	(334,390)
Third party service cost	(700)	(3,043)	(23)	-	-	(3,766)
Construction cost	-	(134,155)	-	-	-	(134,155)
	(381,408)	(218,497)	(19,021)	(9,116)	-	(628,042)
Gross income	356,168	111,957	6,119	22,030	7,166	503,440
Operational expense	(154,661)	(46,617)	(3,605)	(21,067)	(49)	(225,999)
Income participation	-	-	-	-	-	-
Electric energy service result	201,507	65,340	2,514	963	7,117	277,441
Result on the Equity Method	-	-	-	-	11,511	11,511
Financing result	(38,824)	(26,931)	11,626	(4,173)	-	(58,302)
Income before taxes	162,683	38,409	14,140	(3,210)	18,628	230,650
Income tax and social contribution	(43,498)	(12,698)	(3,827)	-	(1,926)	(61,949)
Income tax and social contribution - deferred	(8,674)	2,157	-	-	-	(6,517)
	(52,172)	(10,541)	(3,827)	-	(1,926)	(68,466)
Income before participations	110,511	27,868	10,313	(3,210)	16,702	162,184
Net income (Loss) for the period	110,511	27,868	10,313	(3,210)	16,702	162,184
Installment attributable to the controlling shareholders	103,967	26,218	9,702	(3,020)	15,713	152,580
Installment not attributable to the controlling shareholders
	103,967	26,218	9,702	(3,020)	15,713	152,580
Income attributable to the controlling shareholders	109,859	27,704	10,252	(3,191)	16,603	161,227
Income no attributable to the controlling shareholders	652	164	61	(19)	99	957
Income (Loss) basic and diluted per share - R$	0.81	0.21	0.08	(0.02)	0.12	1.19

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	03/31/2012	12/31/2011	12/310/11	12/31/2011
Operating Activities
Income (Loss) before income tax	208,382	231,836	210,044	230,650
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation and amortization	107,841	106,270	109,841	107,601
Accruals arrears	(27,984)	(32,040)	(27,984)	(32,040)
Assets monetary variation	(4,963)	(19,493)	(4,973)	(20,237)
Liabilities monetary variation	4,748	51,394	10,494	53,204
Financial charges	89,633	72,837	105,865	89,106
Equity method	31,390	10,086	(692)	10,086
Provision for credits of questionable liquidation	110,000	52,665	118,757	63,111
Operational provision	(1,651)	9,458	(1,651)	9,780
Property, plant and equipment sales	2	145	2	145
Derivatives	(30,930)	(25,510)	(30,930)	(25,510)
Financing assets - TIR	(82,906)	(81,179)	(114,363)	(92,928)
Amortization	142,576	138,952	153,083	138,952
Taxes and social contribution deferred	-	(69,652)	-	(74,658)
Others	-	-	28,898	-
	546,138	445,769	556,390	457,262
Variation of operational asset
Consumers	(210,061)	(122,605)	(223,392)	(131,032)
Taxes and social contribution	47,090	(100,985)	47,023	(100,985)
Other	7,476	(465)	277	(49,866)
	(155,495)	(224,055)	(176,092)	(281,883)
Variation of operational liability
Suppliers	(176,455)	(165,030)	(174,947)	(167,889)
Taxes and social contributions to collect	(77,231)	17,954	(78,280)	18,233
Estimated obligation	9,301	1,941	9,317	2,009
Provision of contingencies	(2,218)	-	(2,218)	-
Research and development	(1,757)	6,686	(1,527)	6,686
Consumers advance	(11,592)	(10,505)	(11,542)	(10,505)
Retirement benefits	(5,021)	-	(5,021)	-
Others	(2,890)	45,138	(24,859)	61,253
	(267,863)	(103,816)	(289,077)	(90,213)
Operating activities	122,780	117,898	91,221	85,166
Loans and financing charges payable	(80,693)	(68,579)	(83,626)	(68,579)
Loans and financing charges receivable	507	952	-	2,002
Taxes payable	-	-	(1,677)	-
Legal deposits	(6,488)	5,730	(6,649)	5,730
	(86,674)	(61,897)	(91,952)	(60,847)
Net operating activities	36,106	56,001	(731)	24,319
Financing Activities
Loans and financing obtained	7,390	216	110,335	120,280
Loans and financing payable – principal	(84,650)	(101,092)	(88,601)	(122,629)
Dividend payment	-	-	-	-
Advance for probable capital increase	36,714	135,667	36,714	351,921
Capital increase	-	-	1,250	952
Net financing activities	(40,546)	34,791	59,698	350,524
Investment Activities
Marketable securities	8,382	150,694	34,416	(7,614)
Loans and Financing granted	-	-	1,464	-
Receivables from loans and financing granted	2,111	2,395	-	2,395
Acquisition of permanent assets	(21,495)	(36,764)	(123,954)	(126,202)
Acquisition of financing assets	(20,446)	-	(111,482)	-
Intangible	-	-	-	(336)
Advance equity	-	(111,571)	-	(95,587)
Equity participation	(78,150)	(118,036)	(699)	(149,568)
Equity investment receivables	2,030	-	-	-
Net investment activities	(107,568)	(113,282)	(200,255)	(376,912)
Increase in cash and cash equivalent	(112,008)	(22,490)	(141,288)	(2,069)
Cash and cash equivalent – beginning of period	197,898	87,817	626,891	214,527
Cash and cash equivalent – end of period	85,890	65,327	485,603	212,458

Marketletter

Analysis of the consolidated result

The Company presented, in the 1Q12, a significant increase in the result, going from a loss of R$ 77.4 million in the 4Q11, to a profit of R$ 125.5 million in the 1Q12, mainly due to:

- reduction of costs and expenses in 42.8%, from R$ 1,590 .8 million to R$ 909,2 million;

- reduction of loss in the financial result about 38.0%, from R$ 127,4 million to $ 79.0 million.

The company presented, in the 1Q12, a net profit 22.6% less than that registered in the same quarter of the previous year, from R$ 162.2 million, in the 1Q11 to R$ 125.5 million, in the 1Q12, primarily due to:

- increase in costs and expenditure of 6.5%, from R$ 854.0 million to R$ 909.2 million;

- increase in the loss of the financial result in 35.6%, from R$ 58.3 million to R$ 79.0 million.

Operational Revenue

In Generation, Trading and Distribution

Generation, trading and distribution revenues did not show significant variations (increase of 2.26%, from R$ 951,5 million in the 4Q11, to R$ 973,1 million in the 1Q12).

Transmission

The revenues in the transmission system have been reduced in 57.4%, from R$ 823,9 million in the 4Q11, to R$ 351,1 million, mainly due to decrease of construction revenue, in view of progress of works and adjustments in SPEs which occurred in the 4Q11.

Electric Energy Cost Service

The electric energy purchased for resale presented 29.1% decrease from R$ 20.2 million in the first quarter of 2011, to R$ 14.3 million in the 1Q12, primarily due to the decrease in purchasing energy in the CCEE.

The electric network usage charges showed no significant variations in the periods analyzed.

Personnel, material and third-party services costs decreased by 15.4%, from R$ 186,1 million in the 4Q11, to R$ 157,3 million in the 1Q12, primarily due to the reduction in the personnel line item, since, in the parent Company, in December 2011, these costs were registered as expenditure contribution to Previnorte, which were considered as anticipated expenditure (asset) during the financial year 2011, along with wage adjustment of 1.5% to employees as per general labor agreement.

Construction costs were reduced by 80.6%, from R$ 590,6 million in the 4Q11, to R$ 114.4 million in 1Q12, due mainly to the progress of the works and financial asset adjustments occurred in the SPEs in the 4Q11.

The costs of water resources use increased by 113.2%, from R$ 33.8 million in the 4Q11, to R$ 72.1 million in the 1Q12, due to adjustments made by Aneel on the values collected by the parent company in the last period.

The other items, on average, showed no significant variations.

Operational Expenses

The operating expense reduction of 38.8%, from R$ 446,4 million in the 4Q11, to R$ 272,9 million in the 1Q12, was primarily due to the constitution, in the 4Q11, at the parent level, of provision complements of ICMS-RO (R$ 94.8 million), Voluntary Resignation Incentive Program (R$ 19.6 million) and CEA (R$ 71.3 million), amounting to R$ 185.7 million and the Participation in the Results registered in December 2011 (R$ 13.8 million).

The other items, on average, showed no significant variations.

Financial Result

The financial result presented a 38.6% reduction, from R$ 127.5 million (negative) in the 4th quarter of 2011, to $ 79.0 million (negative) in the 1Q12, due mainly to gains on derivatives of R$ 30.9 million in the 1Q12, compared with a loss of R$ 41.8 million recorded in the 4Q11; Petrobrás invoice update in the 4Q11, amounting to R$ 15.5 million, compared with an update of R$ 2.1 million in the 1Q12.

Marketletter

Market Data

1.     Generation Assets and Energy generated

1.1   Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q12
HEU Coaracy Nunes	78.00		115,829
Tucuruí Complex	8,370.00	4,140.00	14,165,851
HEU Samuel	216.75	92.70	307,289
HEU Curuá-Una	30.30	24.00	60,347
TEU Electron Use granted to Amazonas Energia	121.11		0
TEU Rio Madeira	119.35		0
TEU Santana	177.74		206,478
TEU Rio Branco I	18.65		0
TEU Rio Branco II	32.75		0
TEU Rio Acre	45.49		43,930
TEU Senador Arnon Afonso Farias de Mello Use granted to Boa Vista Energia as of February 10, 2010	85.99		-
TOTAL	9,296.13		14,899,724

Unit	Location (State)	Beginning of Operation	End of Concession	Non depreciated asset R$ million
HEU Coaracy Nunes	AP	Oct-75	Jul-15	81.3
Tucuruí Complex	PA	Nov-84	Jul-24	7,264.2
HEU Samuel	RO	Jul-89	Sep-29	841.2
HEU Curuá-Una	PA	Jul-77	Jul-28	46.4
TEU Electron Use granted to Amazonas Energia	AM	Jun-05	Undefined	0
TEU Rio Madeira	RO	Apr-68	Undefined	25.9
TEU Santana	AP	Jan-93	Undefined	27.2
TEU Rio Branco I	AC	Feb-98	Undefined	1.9
TEU Rio Branco II	AC	Apr-81	Undefined	10.9
TEU Rio Acre	AC	Apr-94	Undefined	7.7
TEU Senador Arnon Use granted to Boa Vista Energia as of February 10, 2010	RR	1st Unit (turb. 2) dec/1990; 2nd Unit (turb. 1) jun/1991; 3rd Unit (turb. 3) dec/1993	Undefined	3.1

1.2   SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q12
EAPSA - Enerigia Águas da Pedra S.A.	HEU Dardanelos	261	154.9	500,372.98
AMAPARI ENERGIA S.A.	TEU Serra do Navio	TEU Serra do Navio 23.30	TEU Serra do Navio 21	37,154.00

Marketletter

Unit	Participation %	Location (State)	Beginning of Operation	End of Concession	Non depreciated asset R$ million
EAPSA - Energia Águas da Pedra S.A. HEU Dardanelos	24.5	MT	Aug-11	Jul-42 (35 years)	800.3
AMAPARI ENERGIA S.A. TEU Serra do Navio and SCH Capivara	49	AP	Aug-08	May-37 (29 years)	68.8

2      Electric energy purchased for resale

Own assets

System	Unit	1Q12
Eletrobras	MWh	-
	R$ million	-
Others	MWh	189,861.065
	R$ million	14.3

3    Energy sold

3.1 Own assets

Buyer	Sale model	Unit	1Q12
Eletrobras System	A	R$ million	56.47
		MWh	405,756.23
	B	R$ million	-
		MWh	-
Others	A	R$ million	345.01
		MWh	3,726,048.00
	B	R$ million	449.25
		MWh	4,862,281.59
Total	A	R$ million	401.47
		MWh	4,131,804.23
	B	R$ million	449.25
		MWh	4,862,281.58

A - Through auction

B - Through free market agreements or bilateral contracts

3.2 SPE

Buyer	Sale model	Unit	1Q12
Eletrobras System	A	R$ million	-
		MWh	-
	B	R$ million	-
		MWh	-
Others	A	R$ million	48.997
		MWh	325,666.67
	B	R$ million	10.486
		MWh	35,500.34
Total	A	R$ million	48.997
		MWh	325,666.67
	B	R$ million	10.486
		MWh	35,500.34

A - Through auction

B - Through free market agreements or bilateral contracts

Marketletter

4CCEE settlement (Spot and MRE)

	Unit	1TQ2
Sale	R$ million	129,492.68
	MWh	4,175,310.19
	MWaverage	1,910.90
Purchase	R$ million	21,140.76
	MWh	475,703.36
	MWaverage	217.71
Net	R$ million	108,351.92
	MWh	3,699,606.83
	MWaverage	1,693.19

5 Fuel for production of electric energy

Type	Unit	Unit	1Q12
Diesel oil Especial	liter	Amount	132,515,171
		R$ Million	269.590

6Losses in generation - %

1Q12
0.07

7Average price– R$/MWh

7.1 Own assets

1Q12
94.59

7.2 SPE

SPE	1Q12
EAPSA - Energia Águas da Pedra S.A. HUE Dardanelos	150.02
AMAPARI ENERGIA S.A. TEU Serra do Navio	295.00

Marketletter

8 Extension of transmission lines - Km

8.1 Own assets

From - To	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset R$ million	RAP (R$ million)
Isolated System
Boa Vista- Santa Elena	190.2	230	Jun-01	jul/15	40.520
Sub-Total 230 Kv	190.2
Coaracy Nunes - Santana	108	138	Oct-75	jul/15	15.322
Coaracy Nunes - Santana	109	138		jul/15
Santana - Portuária	4	138	Apr-96	jul/15	226
Coaracy Nunes - Tartarugalzinho	87	138	Jun-00	jul/15	8.100
Sub-Total 138 Kv	308
Santana - Macapá II	20	69	Nov-96	jul/15	2.919
Santana - Equatorial	13	69	Aug-00	jul/15	1.938
Tartarugalzinho - Calçoene	130	69	Dec-01	jul/15	13.299
Tartarugalzinho - Amapá	17	69	Feb-02	jul/15
Santana - Santa Rita	12.6	69	Dec-07	jul/15	7.628
Equatorial - Santa Rita	5.09	69	Sep-08	jul/15	5.221
Sub-Total 69 Kv	197.69				54.653
Isolated System total	695.89				95.173
Interconnected System
Colinas - Miracema	173.97	500	Mar-99	jul/15	71.166	16.89
Imperatriz - Colinas	342.6	500	Mar-99	jul/15	82.619	32.17
Imperatriz – Marabá (C1)	181.09	500	Apr-81	jul/15	21.836	16.81
Imperatriz – Marabá (C2)	181.82	500	Mar-88	jul/15	31.277	17.94
Imperatriz - Pres. Dutra (C1)	386.6	500	Oct-82	jul/15	86.857	32.93
Imperatriz - Pres. Dutra (C2)	385.3	500	Feb-88	jul/15	21.241	35.14
Tucuruí – Marabá – C1	222.14	500	Oct-81	jul/15	25.115	19.37
Tucuruí – Marabá – C2	221.7	500	Feb-88	jul/15	41.919	20.90
Pres. Dutra - Boa Esperança	205.39	500	Oct-82	jul/15	10.533	23.67
São Luiz II - Pres. Dutra	0	500	Jul-84	jul/15	86.142
Miranda II - Pres. Dutra	195.5	500	Nov-10		36.468	33.94
São Luiz II - Miranda II – C1	106.8	500	Nov-10		1.055	9.47
São Luiz II - Miranda II – C2						10.19
São Luiz II - Pres. Dutra	0	500	Mar-86	jul/15	122.609
Tucuruí - Vila do Conde	327.1	500	Dec-81	jul/15	28.530	28.96
Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 a mai/05		6.074
Sub-Total 500 Kv	3,243.32				678.634	298.37
Altamira - Rurópolis	330.02	230	Oct-88	jul/15	39.136	16.33
Barra Peixe – Rondonópolis – C1	216.79	230	Oct-97	jul/15	10.139	8.07
Rondonópolis - Coxipó	187.8	230	Sep-88	jul/15	13.538	6.66
Rondonópolis - Coxipó	187.8	230	Jul-84	jul/15	4.219	6.66
Coxipó - Nobres	105	230	Apr-01	jul/15	9.266	5.53
Nobres – Nova Mutum C-1		230		jul/15		5.37
Nova Mutum - Sorriso C-1		230		jul/15		5.96
Sinop - Sorriso C-1		230		jul/15		4.79
Nobres - Sinop	346	230	Aug-08	jul/15
Guamá - Utinga	19.4	230	Dec-81	jul/15	3.930	1.62
Guamá - Utinga	19.4	230	Dec-81	jul/15		1.62
Imperatriz - Porto Franco	110.1	230	Oct-94	jul/15	21.241	4.22

Marketletter

From - To	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset R$ million	RAP (R$ million)
Jauru - Coxipó	366	230	Jun-03	jul/15	150.878	68.82
Jauru - Coxipó	366	230	Jun-03	jul/15
Miranda Ii - Peritoró	94.2	230	Dec-02	jul/15		3.43
Pres. Dutra - Peritoró	115	230	Mar-03	jul/15	288	9.19
Peritoró - Coelho Neto	223	230	Jul-06	jul/15	14.571	8.08
Coelho Neto - Teresina	127.1	230	Sep-06	jul/15	15.165	8.35
São Luiz II - Miranda II	105.3	230	Nov-02	jul/15		3.73
São Luiz II - São Luiz I - C1	18.6	230	Jan-83	jul/15	5.194	2.19
São Luiz II - São Luiz I – C2	19	230	Sep-88	jul/15		2.19
São Luiz II - São Luiz III	35.94	230	May-10	jul/15	23.014	1.45
Tucuruí - Altamira	317.6	230	Jun-98	jul/15	49.371	15.14
Utinga - Santa Maria	93.02	230	Dec-94	jul/15	15.125	3.68
Vila do Conde - Guamá	49.3	230	Apr-81	jul/15	14.220	2.84
Vila do Conde - Guamá	49.3	230	Dec-82	jul/15		2.84
Marabá - Carajás	145	230	Oct-04	jul/15	2.679	4.03
Barra Peixe – Rondonópolis- C2	217	230	May-08	jul/15	35.248	11.05
Rio Verde (Couto Magalhães) - Rondonópolis	177.83	230	Jul-83	jul/15	2.529	5.93
São Luiz II - UTE São Luiz	0.05	230	Jan-82	jul/15
Carajás - Integradora	83	230	Aug-08	jul/15
Castanhal – Santa Maria		230				0.61
Utinga - Castanhal		230				0.63
Abunã - Rio Branco	302	230	Nov-02	jul/15	63.150	17.63
Ariquemes - Jarú	83.82	230	Sep-97	jul/15
Jarú - Ji-Paraná	80.69	230	Sep-97	jul/15
Ariquemes - Ji-Paraná		230		jul/15		5.92
Samuel - Ariquemes	151.6	230	Aug-94	jul/15	23.077	5.43
Samuel - Porto Velho	40.55	230	Jul-89	jul/15	7.742	1.56
Samuel - Porto Velho	40.55	230	Jul-89	jul/15		1.56
Samuel (Usina) - Samuel (SE)	2.85	230	Jul-89	jul/15	126
Porto Velho - Abunã	188	230	May-02	jul/15	52.709	11.39
Ji-Paraná - Pimenta Bueno	117.8	230	Jun-08	jul/15	46.701	8.54
Pimenta Bueno – Vilhena	160.2	230	Oct-08	jul/15	72.028	11.53
Ribeiro Gonçalves - Balsas	95	230	Dec-11			1.78
Sub-Total 230 Kv	5,387.61				695.284	286.34
Tucuruí-Vila - Cametá	214.21	138	Aug-98	jul/15	9.198
Coxipó - Rondonopolis-Cemat	0	138	Jul-81	jul/15	10.345	3.89
Coxipó - São Tadeu	44.17	138	Jan-10	jul/15
São Tadeu - Jaciara	77.92	138	Jan-10	jul/15
Jaciara - Rondonopolis-Cemat	70	138	Jan-10	jul/15
Couto Magalhães - Rondonopolis-Cemat	176	138	Apr-81	jul/15	4.349	3.69
Curuá-Uma - Tapajjós-Celpa	68.8	138	Jan-06	jul/15
Sub-Total 138 Kv	651.1				23.892	7.58
Tucuruí - Tucuruí Vila	2.3	69	Jul-97			0.03
Tucuruí Vila - Cametá		69				2.90
Utinga - Miramar		69				1.27
Tucuruí (Usina) - Tucuruí (SE)	1.4	69	Jan-80		6.074
Tucuruí (Usina) - Tucuruí (SE)	1.4	69	Dec-85
Sub-Total 69 Kv						4.20
General Total	9,983.02				1,499.057	596.50

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated assets R$ million	RAP R$ million
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	193	230	08/05	02/34	155.1	20.5 (basis Sep/2003)
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	695	500	05/08	04/36	501.3	65.3 (basis Nov/2005)
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SE Juba and SE Maggi - 230/138 kV	402	230	09/09	03/38	252.8	15.0 (basis Nov/2007)

9 Transmission lines total RAP– R$ million

Own assets

1Q12
149.12

10Losses in transmission - % - NA

11 Main investments of parent company – R$ million

Project	1Q12	2012 budget
Generation	6.827	62.350
HPU Coaracy 2nd stage	0.632	5.250
Generation system maintenance	5.868	51.850
HPU Curuá-Una-Amplia	0.328	5.250
Transmission	30.039	439.202
TS Amapá	0.014	1.500
Reinforcement of the Isolated System	0.437	10.850
TS North/Northeast-Maranhão	0.336	13.000
Transmission system maintenance	6.093	126.000
Reinforcement interconnected system	23.158	287.852
Others	14.603	98.449
Preservation and conservation	6.811	71.715
Infrastructure	0.600	1.050
Infrastructure	0.070	1.150
Infrastructure	7.122	24.009
Headquarters	-	0.525
Total	51.469	600.000

Marketletter

12New investments

12.1 Generation

12.1.1 Own assets – NA

12.1.2 SPEs

SPE	Unit	Participation %	Location (State)	Total of investment R$ million	Installed capacity MW	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
AMAPARI ENERGIA S.A	SHU Capivara	49.00	MT	68.843	29.8	---	Feasibility studies	Has not begun	05/2037 (29 years)
Brasvento Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	24.50	RN	253.3	68.47	22	06/2012	10/11	08/2045 (35 years)
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	24.50	RN	218.9	58.45	21	06/2012	Has not begun	12/2045 (35 years)
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	24.50	RN	221.2	60.12	21	06/2012	Has not begun	12/2045 (35 years)
Norte Energia S.A.	HEU Belo Monte	19.98	PA	29,375.00	11,233	4,571	02/2015	07/11	08/2045 (35 years)

12.2 Transmission

               12.2.1 Own assets

12.2.1.1 Transmission line

Own lines (from - to)	Total of investment R$ million	Extension of lines - KM	Tension	RAP R$ million	Beginning of Operation	End of concession
Jorge Teixeira – Lechuga (AM)	35.533	30	230	3.5 (basis Nov/2009)	11/2012	07/2040
Jorge Teixeira – Lechuga (AM) SE Lechuga (leilão 02/12	52.000	30	230	7.1 (basis Mar/2012)	01/2014	05/2042

12.2.1.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	RAP R$ million	Beginning of Operation	End of concession
SE Colinas – Disjuntor em 500KV	3.851 (basis Dec/2006)	3x55 MVAr	TO	0.624 (15 years) 0.312 (ult.15 years)	04/2004	06/2015
SE Miracema – Autotransformador	13.75 (basis Jul/2007)	500/138 kV – 4x60 MVA	TO	0.2 (basis=Jul/2007)		06/2015
SE Miranda II	87.023	500	MA	0.6 (basis Oct/2008)	11/2012	01/2039

Marketletter

12.2.2 SPEs

12.2.2.1 Transmission line

SPE	Object (From - To)	Participation %	Total of investment R$ million	Extension of lines - KM	Tension	RAP R$ million	Beginning of Operation	End of concession
Estação Transmissora de Energia S.A. (Shares transferred to Eletronorte- Aneel dispatch 3532, 23/11/2011)	Conversor station 01 CA/CC, 500/±600 KV and Inversor station 01 CC/CA, ±600/500 kV	100.00	1,449.4	---	500/ ±600	144.8 (basis Oct/2008)	04/2012	02/2039
Rio Branco Transmissora de Energia S.A. (Shares transferred to Eletronorte- Aneel dispatch 2350, 01/06/2012)	Porto Velho (RO) – Abunã (RO) - Rio Branco (AC)	100.00	270.8	487	230	24.4 (basis May/2009)	08/2012	09/2039
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Itacoatiara and SE Cariri	30.00	1,703.5	559	500	101.6 (basis Jun/2008)	05/2012 (prev.)	10/2038
Norte Brasil Transmissora de Energia S.A	Coletora Porto Velho (RO) – Araraquara (SP)	24.50	2,024.2	2,375	±600	173.9 (basis Oct/2008)	08/2013 (prev.)	02/2039
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	49.00	515.7	987	230	42.7 (basis May/2009)	02/2013 (prev.)	11/2039
Transmissora Matogrossense de Energia S.A.	Jauru (MT) – Cuiabá (MT) and SE Jauru	49.00	262.3	348	500	27.5 (basis May/2009)	11/2012	11/2039
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) and Equador (RR) - Boa Vista (RR), doble circuit and SEs Equador (RR) Boa Vista (RR)	49.00	1,003.00	715	500	121.1 (basis Sep/2012)	01/25/2015	01/25/2042

Marketletter

13 Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.12	Due	Index
Eletrobras	20.1	06/30/18	RGR 16.95%
Eletrobras	73.4	03/30/18	RGR 17.03%
Eletrobras	0.33	08/30/13	RGR 11.75%
Eletrobras	1695.2	12/30/29	IPCA 7%
Eletrobras	250.6	09/30/23	RGR 8.42%
Eletrobras	469.7	05/30/18	RGR 7%
Eletrobras	111.8	09/30/17	RGR 7%
Eletrobras	15.5	04/30/16	RGR 7%
Eletrobras	144.0	06/30/21	IPCA 7%
Eletrobras	25.6	06/30/21	IPCA 7%
Eletrobras	36.6	09/30/21	IPCA 7%
Eletrobras	83.8	10/30/21	IPCA 7%
Eletrobras	344.1	01/30/14	IPCA 7%
Eletrobras	202.9	06/30/23	IPCA 7%
BNDES	459.6	09/15/16	TJLP 3.5%
BNDES	37.8	11/15/24	UM 9.58%
BNDES	12.3	11/15/24	UM 9.58%
Banco do Brasil	11.0	01/01/18	REAL 10%
Banco do Nordeste	70.5	06/03/31	REAL 10%
Banco do Brasil	0.5	12/01/26	REAL 10%

Foreign currency – FC

Creditor	Balance 03.31.12	Due	Index
BID	331.5	04/06/25	US$ 6.83%
CAF	33.9	08/04/15	LIBOR+3.58
Eximbank	171.2	04/06/24	YEN+2.48%
Credit Balbina	0.01	12/31/13	EUR+3.5%
Credit National-0118- Balbina	0.04	12/31/15	EUR+3.5%
Credit National- 0122-Samuel	0.57	12/31/16	EUR+3.5%
Credit National	0.03	12/31/12	EUR+3.5%
DMLP - National Tresury	1.8	04/15/14	US$+8%

14 Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	236.3	241.6	602.5	257.5	243.9	1,562.35
Transmission	151.2	144.3	147.7	146.0	142.1	696.2
Trading of energy	9.03	8.3	8.3	8.3
By creditor
Eletrobras	261.0	273.5	636.50	293.21	288.20	2,237.10
Others	135.50	120.70	122.00	118.59	97.81	21.45

Marketletter

14.2 Energy purchase

Parent company

Energy Purchase Contracts		2012	2013	2014	2015	2016	After 2016 *
Edelca	MWh	900,607	936,631	974,096	1,013,060	1,053,582	5,293,881
	R$ million	49.96	52.10	54.64	57.10	59.68	341.38
Termonorte	MWh	0	0	0	0	0	0
	R$ million	0	0	0	0	0	0
Total	MWh	900,607	936,631	974,096	1,013,060	1,053,582	5,293,881
	R$ million	49.96	52.10	54.64	57.10	59.68	341.38

14.3 Energy sale

Parent company

Energy sale contracts	Unit	2012	2013	2014	2015	2016	Após 2016
Regulated Environment	MWh	16,539,249	10,318,104	7,597,685	979,468	0	0
	R$ million	1,569.4	1,107.2	904.2	130.9	0.00	0.00
Bilateral Contract – Free consumers-Long term	MWh	15,101,103	15,341,563	12,975,400	12,178,240	11,728,485	89,831,399
	R$ million	1,264.5	1,364.3	1,198.7	1,169.4	1,161.9	11,370.0
Bilateral Contract – Captive consumers	MWh	1,903,405	1,890,408	1,890,408	1,890,408	1,895,587	9,033,403
	R$ million	187.8	197.6	209.5	222.1	236.0	1,459.5
Bilateral Contract – Free consumers- Midium term	MWh	289,872	0	0	0	0	0
	R$ million	50,6	0	0	0	0	0
TOTAL	MWh	33,833,629	27,550,075	22,463,493	15,048,116	13,624,072	98,864,802
	R$ million	3,072.4	2,669.2	2,312.4	1,522.3	1,398.0	12,829.5

15 Number of employees  (including requested employees from other Eletrobras companies and excluding employees assigned to other Eletrobras companies)

                               15.1 By tenure

Composition of employees by tenure (Years)	1Q12
To 5	1,131
6 to 10	314
11 to15	117
16 to 20	94
21 to 25	944
more than 25	1,203
Total	3,803

Marketletter

15.2By region

State	Number of employees
Acre	166
Amazonas	33
Amapá	202
Maranhão	370
Mato Grosso	239
Pará	538
Rondônia	282
Roraima	57
São Paulo	5
Tocantins	65
Tucuruí	299
Distrito Federal	1,547

15.3By departments

Department	Number of employees
Field	2,256
Administrative	1,547

16 Complementary work force

Operational
1Q12	507

17 Turn-over

1Q12
0.39

Marketletter

Balance Sheet

(R$ thousand)

Assets	03/31/2012	12/31/2011
Current Assets
Cash and banks	249,943	124,432
Marketable securities	252,118	259,973
Consumers	144,290	266,657
Storage Nuclear fuel	388,663	388,663
Stored goods	23,304	33,788
Prepaid expenses	984	2,460
Taxes and social contribution	12,950	6,734
Other	38,055	17,979
	1,110,307	1,100,686

Non-Current Assets
Long-term assets
Consumers	91,710	91,710
Stored Nuclear fuel	434,023	435,633
Marketable securities	171,220	163,226
Linked deposits	33,026	35,000
Other	40,709	40,709
	770,688	766,278
Property, plant and equipment	7,346,969	7,285,965
Intangible	30,487	32,006
	8,148,144	8,084,249
Total Assets	9,258,451	9,184,935

Marketletter

Liabilities and Stockholders’ Equity	03/31/2012	12/31/2011
Current Liabilities
Loans and financing	89,536	91,695
Suppliers	112,658	184,374
Taxes and social contributions	61,614	94,938
Fundação Real Grandeza (pension fund) – debt	27,512	33,868
Estimated obligation	74,673	62,686
Sector charges	9,296	13,430
Income participation	-	-
Other	9,370	11,074
	384,659	492,065
Non-Current Liabilities
Loans and Financing	1,792,557	1,640,938
Post-retirement benefit	24,261	24,261
Demobilization of assets obligation	414,210	408,712
Fundação Real Grandeza – debt	21,435	22,894
Provision for legal contingencies	52,226	49,347
Taxes and social contributions	11,318	20,082
Other	325	470
	2,316,332	2,166,704
Stockholders’ Equity
Social capital	6,607,258	6,607,258
Accrued losses	(56,693)	(89,733)
Additional dividend propose
Other comprehensive income	6,895	8,641
	6,557,460	6,526,166
Total Liabilities and Stockholders’ Equity	9,258,451	9,184,935

Marketletter

Statement of Income

(R$ thousand)

	2012	2011
Net Operating Revenue	378,069	460,869
Operational cost
Cost of electric energy service
Charges on the use of electric grid	(14,289)	(12,414)
Operation cost
Personnel, Material and Third party services	(116,996)	(96,832)
Depreciation and amortization	(62,156)	(60,817)
Raw materials – fuel consumption	(63,586)	(75,996)
Other costs	(9,401)	(6,956)
	(252,139)	(240,601)
	(266,428)	(253,015)
Gross income	111,641	207,854
Operating Expense	(54,846)	(31,139)
Electric energy service result	56,795	176,715
Financing result	(9,697)	(29,403)
Income before participation	47,098	147,312
Income tax and social contribution	(18,273)	(20,503)
Income tax and Social contribution deferred	4,215	(10,426)
Net income for the period	33,040	116,383
Result attributed to the controlling shareholder	33,040	116,383

Marketletter

Cash Flow

(R$ thousand)

	2012	2011
Operating Activities
Net income for the period	47,098	147,312
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation of permanent assets	62,511	61,314
Property, plant and equipment discharges (residual value)	8,814	107
Intangible amortization	1,814	2,055
Intangible discharges (residual value)	34	12
Raw material consumption and stored material	77,765	79,652
Monetary Variations- loans and financing	(27)	3,286
Monetary Variations – suppliers and other	(809)	5,405
Debt charges – loans and financing	10,694	17,356
Income fund decommissioning	2,636	1,624
Post-employment benefit– actuarial provision	3,998	(19,315)
Income participation	-	(251)
Vacation provisions	(4,106)	(2,473)
Provision (reversion) for credits of questionable liquidation	(18)	217
Adjustment to present value of the decommissioning liability	5,497	5,202
Other adjustments	(6,631)	(4,577)
	209,270	296,926
Variation - (increase) and decrease in operating assets
Clients	122,367	(73,057)
Stored materials	(65,671)	(45,562)
Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	(6,216)	(1,116)
Decommissioning Fund	(10,630)	(9,213)
Other operating assets	11,416	(190)
	51,266	(129,138)
Variation – increase and (decrease) – in operating liabilities
Suppliers	(70,486)	57,315
Taxes (except Income tax and Social Contribution)	(16,389)	(11,424)
Payment-roll obligations and vacation provision	(7,238)	16,293
Income participation	58	(3,208)
Payment of IOF and debt charges to Eletrobras	(20,411)	(11,138)
Payment to Fundação Real Grandeza	(9,050)	(8,657)
Other operating liabilities	(29,572)	(20,493)
	(153,088)	18,688
Resources from operating activities	107,448	186,476
Loans and Financing Activities
Long-term loans and financing obtained	150,000	215,947
Financing payments on a short-term basis	(10,775)	(3,301)
Resources from loans and financing activities	139,225	212,646
Investment Activities
Acquisition of property, plant and equipment assets	(132,329)	(273,065)
Acquisition of intangible	(329)	(2,276)
Acquisition of marketable securities	11,496	-
Resources applied in investment activities	(121,162)	(275,341)
Increase in cash and cash equivalent	125,511	123,781
- Cash and cash equivalent – beginning of period	124,432	79,371
- Cash and cash equivalent – end of period	249,943	203,152
Increase in cash and cash equivalent	125,511	123,781

Marketletter

Analysis of the result

Net Income

The company reported in the 1Q12, a  net income 67% lower than that reported in the 1Q11, from R$ 116,4 million in the 1Q11, to  R$ 38,4 million in the 1Q12, mainly because of the decrease in revenues from Angra 2 nuclear plant, due to a stoppage for the exchange of fuel, conducted between March 3 and April 1, 2012.

The Company recorded, in the 1Q12, a net income of R$ 33 million, less than the amounts recorded in the 4Q11, when the company showed a loss of R$ 7.6 million, which will be explained in the analysis.

Operating Revenue

In generation:

The electricity supply decreased by 16% from R$ 480.9 million in the 4Q11, to R$ 402.6 million in the 1Q12 due to the decrease in the revenues because of the stoppage for fuel renewal of Angra 2, which occurred from March 3 to April 1, 2012.

Cost of Electricity Service

Charges for use of the electricity grid showed an increase of 1%, from R$ 14.1 million in the 4Q11, to R$ 14.3 million in the 1Q12, showing no significant variation.

The fuel for the production of electricity decreased by 11%, from R$ 72.1 million in the 4Q11, to R$ 63.6 million in the 1Q12 due to the stoppage for fuel renewal of Angra 2, which occurred from March 3 to April 1, 2012

Depreciation and amortization fell by 10.4% from R$ 69.4 million in the 4Q11, to R$ 62.2 million in the 1Q12, mainly due to the recording, in December 2011, of retroactive depreciation relating to the asset inventory of warehouses of 2011, under the CPC/CVM.

Personnel expenses fell by 19%, from R$ 105.1 million in the 4Q11, to R$ 84.4 million in the 1Q12, mainly due to payment made in December 2011 relating to the balance of the Profit Sharing of 2010.

Materials expenses presented an increase of 54%, from R$ 9.0 million in the 4Q11, to R$ 13.9 million in the 1Q12, mainly due to a stoppage held in Angra 2 from 03 March to 1 April 2012, period of the year where it has the largest consumption of material in the maintenance of the plants.

Third-party services showed a reduction of 65%, from R$ 54.2 million in the 4Q11, to R$ 18.6 million in the 1Q12 due primarily to the higher volume in hiring services in the fourth quarter of 2011.

Operating Income (Expenses)

Personnel expenses fell by 43%, from R$ 37.4 million in the 4Q11, to R$ 21.1 million in the 1Q12, mainly due to the payment made in December 2011 of the balance of Profit Sharing of 2010.

The provision for contingencies decreased by 95%, from R$ 71.6 million in the 4Q11, to R$ 2.9 million in the 1Q12, mainly due to actuarial adjustments made in December, in compliance with the new accounting rules.

Financial Results

Financial revenues reduced by 48%, from R$ 17.7 million in the 4Q11, to R$ 9.1 million in the 1Q12, mainly due to a discount received on the property tax debt renegotiation with the Municipality of Angra dos Reis.

Financial expenses showed an increase of 248%, from R$ 5.4 million in the 4Q11, to R$ 18.8 million in the first quarter of 2012, mainly due to two factors:

a) In the 4Q11 a negative exchange variation on debt with suppliers in foreign currency was registered, and showed a recovery in financial expenses due to the devaluation of the US dollar in the period;

b) In the 4Q11 there was a reclassification of amounts relating to financial charges previously recorded in expenses, which have been transferred to investment.

Marketletter

Market Data

1.     Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated – MWh
			1Q12
Angra I	640	509.8	1,319,926.330
Angra II	1,350	1,204.7	1,748,896.450
Total	1,990	1,714.5	3,068,822.780

Unit	Location (State)	Beginning of Operation	End of concession = Useful Economic Life	Non depreciated asset R$ million
Angra I	Rio de Janeiro	01/1985	12/2024	1,454.7
Angra II	Rio de Janeiro	09/2000	08/2039	3,684.2

2. Electric energy purchased for resale  - NA

3. Energy sold

Own assets

Buyer	Sale model	1Q12
		R$ million	MWh
Eletrobras System	A
	B	402.6	2,814,628.310
Others	A
B
Total	A
	B	402.6	2,814,628.310

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE) - NA

5. Fuel used to produce electricity

Type	1Q12
	Unit - Kg	R$ Million
Nuclear fuel	52.125	63,6

6. Losses in generation - %

1Q12
3

Marketletter

7. Average price– R$/MWh

Own assets

1Q12
138.75

8. Extension of transmission lines - Km - NA

9. Transmission lines total RAP– R$ million – NA

10. Losses in transmission - % - NA

11. Main investments of parent company– R$ million

Project	1Q12	2012 budget
Generation
ANGRA 1 and 2	20.6	401.4
ANGRA 3	86.0	2,227.6
Others	0.5	44.4
Total	107.1	2,673.4

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of construction	End of concession
Implementation of the Thermalnuclear Angra 3 Unit	- State of Rio de Janeiro / Município de Angra dos Reis	9,950.1 (basis: june 2011 - Direct costs)	1,405 MW	1,214.2 MWaverages	December / 2015	07/08	not applicable

12.1.2 SPEs - NA

12.2 Transmission - NA

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Due Final	Index
Eletrobras	1,117.9	2038	Ufir + 7% p.y.
BNDES	716.0	2036	TJLP + 1.72 p.y.

Foreign currency - FC

Creditor	Balance 03.31.12	Due Final	Currency
Eletrobras	48,2	2038	Euro + 10.7134 p.y.

Marketletter

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	89.3	30.7	41.0	41.0.	49.0	1.631.1
By creditor
Eletrobras	86.9	30.7	41.0	41.0	38.2	928.3
Others	2.4				10.8	702.8

14.2 Energy purchase - NA

14.3 Energy sale

Parent company

Contracts of energy sales	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	15,162,124	14,692,939	14,692,939	14,692,939	26,203,414	26,203,414
	R$	2,029.0	2,135.5	2,256.8	2,549.5	4,546.8	4,546.8
Bilateral Contract	MWh
	R$
TOTAL	MWh	15,162,124	14,692,939	14,692,939	14,692,939	26,203,414	26,203,414
	R$	2,029.0	2,135.5	2,256.8	2,549.5	4,546.8	4,546.8

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

Composition of employees by tenure (Years)	1Q12
To 5	758
6 to 10	486
11 to15	271
16 to 20	16
21 to 25	291
more than 25	741
Total	2,563

                15.2 By region

State	Number of employees
Rio de Janeiro	2,558
Distrito Federal	5

Marketletter

15.3 By departments

Department	Number of employees
Field	2,267
Administrative	296

16. Complementary work force- NA

17. Turn-over

1Q12
0.00777

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current Assets
Cash and banks	344,814	257,339	666,136	624,187
Consumers	122,421	107,185	145,140	127,475
Transmission financial asset	123,876	118,851	153,725	152,543
Renegotiated energy credits	141,799	127,639	141,799	127,639
Dividends to receive	8,645	10,493	-	-
Debtors	32,704	31,505	33,261	31,969
Deactivations, sales of property and services in course	24,701	32,782	24,701	32,782
Taxes to compensate	55,755	30,983	67,680	42,509
Stored materials	31,189	30,767	31,189	30,767
Colateral, deposit and linked funds	4,519	2,019	24,015	27,311
Other credits	14,853	10,744	81,589	11,969
	905,276	760,307	1,369,235	1,209,151

Non-current Assets
Renegotiated energy credits	452,3 83	479,752	452,3 83	479,752
Taxes to compensate	62,092	62,463	151,518	131,960
Deferred fiscal asset	117,248	122,3 12	132,924	135,440
Colateral, deposit and linked funds	34,081	29,514	45,408	45,911
Advance for future capital increase	289,674	367,527	-	-
Transmission financial asset	2,384,507	2,400,742	3,733,598	3,618,110
Other credits	18,411	16,819	42,542	21,253
	3,358,396	3,479,129	4,558,373	4,432,426
Investments	1,602,360	1,348,816	3,281	3,281
Property, plant and equipment, net	1,612,452	1,538,955	4,072,286	3,735,612
Intangible	83,616	79,795	232,227	228,760
	6,656,824	6,446,695	8,866,167	8,400,079
Total Assets	7,562,100	7,207,002	10,235,402	9,609,230

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current Liabilities
Loans and financing	131,757	149,408	377,891	265,903
Suppliers	46,892	109,546	183,158	325,022
Payment-roll	37,563	52,049	38,173	52,686
Income participation	33,470	33,470	33,585	33,470
Taxes and social contributions	45,690	46,324	72,773	61,303
Dividends	25,161	24,552	25,161	24,552
Estimated obligations	41,876	29,918	77,228	32,104
Complementary security fund	11,635	13,534	11,635	13,534
Research and development	21,532	29,477	24,148	31,887
Provision for losses on onerous contract	3,106	7,215	3,106	7,215
Other liabilities	39,175	41,899	56,729	56,779
	437,857	537,392	903,587	904,455
Non-Current Liabilities
Loans and financing	1,773,793	1,692,082	3,892,255	3,639,933
Taxes and social contributions	127,293	136,476	127,293	136,476
Deferred fiscal liability	239,387	240,313	250,446	248,412
Provision for contingencies	40,598	52,235	40,859	52,545
Complementary security fund	69,988	71,574	69,988	71,574
Advance for future capital increase	2,162,724	1,810,793	2,185,164	1,833,233
Concession to pay	25,502	21,200	64,087	58,416
Other liabilities	12,544	13,659	17,713	19,136
	4,451,829	4,038,332	6,647,805	6,059,725
Stockholders’ Equity
Social Capital	1,577,686	1,577,686	1,577,686	1,577,686
Income reserve	1,055,880	1,055,880	1,055,880	1,055,880
Adjustment of asset evaluation	(74,609)	(75,940)	(74,609)	(75,940)
Additional proposed dividends	73,652	73,652	73,652	73,652
Accrued income	39,805	-	39,805	-
	2,672,414	2,631,278	2,672,414	2,631,278
Non-controlling participation	-	-	11,596	13,772
Total Liabilities and Stockholders’ Equity	7,562,100	7,207,002	10,235,402	9,609,230

Marketletter

Statement of Income

(R$ thousand)

	Parent Company
		2012			2011
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	-	239,172	239,172	-	202,997	202,997
Operational cost	-			-
Electric energy cost	-	(30,172)	(30,172)	-	(25,822)	(25,822)
Electric energy purchased for resale	-	(34,282)	(34,282)	-	(31,131)	(31,131)
Provision for losses on onerous contract	-	4,110	4,110	-	5,309	5,309
Operation cost	-	(48,597)	(48,597)	-	(44,379)	(44,379)
Personnel, Material and Third party services	-	(47,054)	(47,054)	-	(43,578)	(43,578)
Provision for credits of questionable liquidation	-	(170)	(170)	-	634	634
(-) Expense to recover	-	898	898	-	768	768
Others	-	(2,271)	(2,271)	-	(2,203)	(2,203)
Cost of service rendered to third parties	-	(2,063)	(2,063)	-	(2,626)	(2,626)
Construction cost	-	(14,823)	(14,823)	-	(13,888)	(13,888)
Gross Operating Income	-	143,517	143,517	-	116,282	116,282
Operating Expense	-	(34,215)	(34,215)	-	(42,079)	(42,079)
Result of Service	-	109,302	109,302	-	74,203	74,203
Shareholding participation result	-	10,820	10,820	-	6,702	6,702
Financial result	-	(61,937)	(61,937)	-	7,595	7,595
Other revenues (expenses)	-	(2,865)	(2,865)	-	(5,078)	(5,078)
Operational Income	-	55,320	55,320	-	83,422	83,422
Income tax and social contribution	-	(15,515)	(15,515)	-	(26,058)	(26,058)
Net income for the period	-	39,805	39,805	-	57,364	57,364

Marketletter

	Consolidated
		2012			2011
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	8,882	394,972	403,854	7	247,112	247,119
Operational cost
Electric energy cost	-	(30,172)	(30,172)	-	(25,822)	(25,822)
Electric energy purchased for resale	-	(34,282)	(34,282)	-	(31,131)	(31,131)
Provision for losses on onerous contract	-	4,110	4,110	-	5,309	5,309
Operation cost	(1,618)	(48,802)	(50,420)	-	(44,876)	(44,876)
Personnel, Material and Third party services	(906)	(48,321)	(49,227)	-	(43,744)	(43,744)
Provision for credits of questionable liquidation	-	94	94	-	634	634
(-) Expense to recover	-	898	898	-	-	-
Others	(712)	(1,473)	(2,185)	-	(1,766)	(1,766)
Cost of service rendered to third parties	-	(5,861)	(5,861)	-	(2,626)	(2,626)
Construction cost	-	(135,498)	(135,498)	-	(41,564)	(41,564)
Gross Operating Income	7,264	174,639	181,903	7	132,224	132,231
Operating Expense	(13,789)	(33,595)	(47,384)	(1,773)	(44,131)	(45,904)
Result of Service	(6,525)	141,044	134,519	(1,766)	88,093	86,327
Shareholding participation result	-	-	-	-	-	-
Financial result	2,732	(78,346)	(75,614)	243	(922)	(679)
Other revenues (expenses)	755	(2,829)	(2,074)	461	12	473
Operational Income	(3,038)	59,869	56,831	(1,062)	87,183	86,121
Income tax and social contribution	996	(19,316)	(18,320)	343	(29,150)	(28,807)
Net income for the period	(2,042)	40,553	38,511	(719)	58,033	57,314

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	2012	2011	2012	2011
Operating Activities
Income before income tax, social contribution and participations	55,320	83,422	56,831	86,121
Expenses (revenues) not affecting cash:
Revenue from Financial Assets	(117,439)	(93,053)	(152,119)	(108,157)
Amortization of financial assets	143,472	108,640	170,947	127,482
Depreciation and amortization	1,048	728	8,637	738
Amortization of investment fees	2,230	5,132	2,230	5,132
Monetary variation	6,963	(756)	5,455	(988)
Financing charges	75,324	9,926	239,578	15,260
Equity method result	(10,820)	(6,702)	-	-
Present value adjustment	(3,176)	407	(3,176)	407
Permanent asset losses	635	(54)	635	(54)
Provision for contingencies	(3,600)	1,930	(3,600)	1,930
Provision for credits of questionable liquidation	170	(634)	(94)	(634)
Special retirement complement/ actuarial liability	20	253	20	253
Provision for losses on onerous contract	(4,110)	(5,309)	(4,110)	(5,309)
Other	(8,484)	(551)	(11,289)	(4,008)
Sub total	82,233	19,957	253,114	32,052
Variations of operating asset
Consumers	(15,321)	(5,725)	(18,000)	(6,231)
Renegotiated energy credit - receivable	34,895	32,829	34,895	32,829
Debtors	(1,285)	834	(2,900)	(3,016)
Deactivations, sales of assets and services in course	8,081	6,594	8,081	6,760
Taxes to compensate	(9,151)	1,735	(29,479)	(5,943)
Deferred fiscal asset	5,064	1,667	2,516	(2,815)
Stored materials	(539)	77	(2,112)	77
Collateral, deposits and linked funds	(7,067)	31,593	3,799	31,455
Other credits	(5,226)	409	(69,825)	(2,469)
Sub total	9,451	70,013	(73,025)	50,647
Variations of operating liability
Suppliers	(62,655)	(37,284)	(153,193)	(36,854)
Payment-roll	(14,486)	(12,849)	(14,513)	(12,745)
Taxes and social contributions	(5,442)	(13,688)	7,874	(14,767)
Deferred fiscal liability	(927)	114	2,032	1,087
Estimated obligations	(3,557)	(4,953)	29,609	4,222
Complementary pension fund	(396)	(784)	(396)	(784)
Research and development	(7,945)	1,266	(7,739)	1,266
Other liabilities	(3,746)	(258)	(9,447)	21,163
Sub total	(99,154)	(68,436)	(145,773)	(37,412)
Operating activities cash	47,850	104,956	91,147	131,408
Financial charges paid	(39,770)	(29,288)	(50,932)	(34,179)
Financial charges receivable	23	-	23	-
Income tax and social contribution paid	(15,069)	(11,146)	(15,069)	(17,290)
Legal deposits	167	639	167	639
Net cash flow of operational activities	(6,799)	65,161	25,336	80,578
Investment Activities
Financing asset	(14,823)	(13,888)	(135,498)	(41,564)
Investments/Linked deposits	-	-	-	10,275
Property	(74,991)	(79,244)	(344,174)	(298,957)
Intangible	(204)	-	(106)	(18)
Equity participation	(163,755)	(102,165)	-	(10,834)
Write-off of equity participation	449	-	-	-
Others	(4)	-	(4)	-
Total of Investment Activities	(253,328)	(195,297)	(479,782)	(341,098)
Financing Activities
Loans and financing obtained	83,862	7,723	240,657	78,827
Resources for capital increase	294,067	297,213	294,067	297,213
Loans and financing –principal payment	(26,980)	(16,693)	(34,982)	(22,490)
Complementary pension fund payment	(3,347)	(2,367)	(3,347)	(2,367)
Total of Financing Activities	347,602	285,876	496,395	351,183
Increase (decrease) in cash and cash equivalent	87,475	155,740	41,949	90,663
Cash and cash equivalent – beginning of period	257,339	135,560	624,187	358,785
Cash and cash equivalent – end of period	344,814	291,300	666,136	449,448

Marketletter

Analysis of the result

Net Income

The company presented, in the 1Q12, a net profit 241.4% higher than that registered in the 4T11, going from a loss of R$ 28.1 million to a profit of R$ 39.8 million in 2012. This variation was motivated by expenditure reduction with monetary update of AFAC from Eletrobras, which totaled R$ 114 million in 2011, against R$ 58 million in 2012.

The key determinants of the evolution of net revenues in the quarter were:

Operational Revenue

Transmission

Gross revenue of Transmission, excluding the values related to construction revenue which has zero margin, totaled,  in the 1Q12 the amount of R$ 254,3 million, an increase of 17.8% when compared with the last quarter of 2011 (R$ 216 million).

Transmission construction revenues totaled, in the 1Q12 totaled R$ 135.5 million, compared to R$ 240.4 million registered in the 4Q11. This reduction of 43.6% was caused by the increase in financial assets of SPEs in the pre-operational stage. However, the effect on the result is null, since the company assigned zero margin for this transaction.

Generation

Gross revenue of sale of energy, considering the CCEAR agreements, totaled, in the 1Q12, R$ 31.9 million, an increase of 586% when compared to the 4Q11 (R$ 4.6 million). This variation refers to the invoicing of CCEARs of Mauá and Passo São João and São Domingos, whereas, 2011 only reflects CCEARs of Passo de São João e Mauá, in addition to the variation in the PLD.

Other Revenues

Other revenues totaled, in the 1Q12, R$ 5.6 million, a decrease of 4.4% when compared to the last quarter of  2011 (R$ 10.9 million), resulting basically from third party services.

Deductions to the Operational Revenue

Taxes, contributions and charges for use of electric network showed an increase of 9.8%, from R$ 28.6 million in the last quarter of 2011 to R$ 31.4 million in the 1Q12 arising from the increase in operating income.

Cost of Electricity Service

The main determinants of the cost evolution for the quarter were:

In Generation

The Energy purchased in the 1Q12shows a cost of R$ 34.3 million, considering the commitments of the CCEAR agreements and also considering the postponement of the beginning of commercial operation of UHE Paso São João, Mauá and São Domingos. In the 4Q11 this amount was R$ 33.6 million.

In Transmission

It is worth noting that, considering the adoption of the new accounting standard, the company had to recognize revenue arising from the construction of the infrastructure used in transmission, which, in the 1Q12, and the last quarter of 2011 were R$ 135.5 million and $ 240.4 million, respectively.  This effect of building revenue, to which a zero margin was assigned, was annulled. Thus, the construction costs were R$ 135.5 million and R$ 41.6 million, respectively.

Third-party services costs totaled R$ 12.5 million in the 1Q12, an increase of 110.3% as compared to the 4Q11 (R$ 6 million), mainly due to the entry into operation of the SPE Construtora Integração, contributing with R$ 2.7 million (49.9% of the total)

The personnel account presented a reduction of 17.6%, from R$ 48.6 million in the 4Q11 to R$ 40.0 million in the 1Q12.  This variation was due to standardization with the expense of payroll, which tends to increase in the last quarter of each year.

Material costs decreased by 18.3% compared to the last quarter of 2011, reaching an amount of R$ 1.4 million (R$ 1.8 million in 2011).

The provisions reversals with onerous contract showed a decrease of 115.6%, from R$ 1.93 million expenditure in the 4Q11 to a reversal of R$ 4.1 million in the 1Q12. This stems from the reversal of a provision for onerous contracts of CCEARs of Mauá and São João hydroelectric plants accounted as expenditure in the previous fiscal year. The reduction was due to the probable entry into operation of UHE Mauá and Passo São João.

Operating Revenue (Expenses)

Third-party services costs showed a decrease of  49.9%, from R$ 15.9 million in the 4Q11 to R$ 8.0 million in the 1Q12.

Reduction of 3.1% in expenditure on personnel costs  in the 1Q12totaled R$ 26.1 million (R$ 35.7 million in the last quarter of 2011). This variation was due to standardization with the expense of  payroll, which tends to increase in the last quarter of each year.

Expenditure with materials presented a reduction of 27.7%, from R$ 1.1 million in the 4Q11 to R$ 0.7 million in the 1Q12.

Marketletter

The other expenses increased 111%, coming from a reversal of R$ 14.5 million in the last quarter of 2011 to an expenditure of  R$ 16.1 million in the first quarter of 2012. This increase is due to the tax provisions rollback (R$ 7 million and the reversal of the actuarial costs of R$ 18 million) which occurred in December 2011.

The contingencies provisions and reversals showed a 37.8% reduction, going from a reversal of R$ 5.8 million in the last quarter of 2011 to a reversal of  R$ 3.6 million, primarily due to reclassification by the legal counsel in cases considered likely of losses.

Financial Revenue (Expenses)

The financial income showed an increase of 4.1%, from R$ 43.9 million in the last quarter of 2011 to R$ 45.7 million in the first quarter of 2012. This variation follows the variation in the IGP-M index of the period, which corrected the renegotiated power credits.

Financial expenses were reduced by 25%, from R$ 161.6 million in the fourth quarter of 2011 to R$ 121.2 million in the first quarter of 2012, basically due to the monetary update of advances for Capital increase (AFAC) from Eletrobras. This amount was R$ 58 million in 2012 (against R$ 114 million in December 2011).

Marketletter

Market Data

1. Generation Assets and Energy generated

1.1 Own assets - NA

1.2 SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh 1Q12
Eólica Cerro Chato I	Parque Eólico Cerro Chato I	30	11	19,853.142
Eólica Cerro Chato II	Parque Eólico Cerro Chato II	30	11	20,443.856
Eólica Cerro Chato III	Parque Eólica Cerro Chato III	30	11	21,638.868

Unit	Participation %	Location (State)	Beginning of Operation	End of concession
Parque Eólico Cerro Chato I	90.00	RS	11/11	08/45
Parque Eólico Cerro Chato II	90.00	RS	09/11	08/45
Parque Eólica Cerro Chato III	90.00	RS	05/11	08/45

2. Electric energy purchased for resale

Own assets

System	Unit	1Q12
Eletrobras	MWh	-
	R$ million	-
Others	MWh	380,687.000
	R$ million	36.95
TOTAL	MWh	380,687.000
	R$ million	36.95

Marketletter

3. Energy sold

3.1 Own assets

Buyer	Sale model	1Q12
		R$ million	MWh
Eletrobras System	A
	B
Others	A	31.9	370,773.462
	B
Total	A	31.9	370,773.462
	B

A - Through auction

B  - Through free market agreements or bilateral contracts

3.2 SPE

Buyer	Sale model	1Q12
		R$ million	MWh
Eletrobras System	A
	B
Others	A	8.80	61,935.866
	B
Total	A	8.80	61,935.866
	B

4. CCEE settlement (Spot and MRE)

	Unit	1Q12
Sale	R$ million
	MWh
	MWaverage
Purchase	R$ million	36.95
	MWh
	MWaverage	380,687.000
Net	R$ million	36.95
	MWh
	MWaverage	380,687.000

5. Fuel used to produce electricity- NA

6. Losses in generation - % - NA

7. Average price– R$/MWh

7.1 Own assets

1Q12
86.01

Marketletter

7.2 SPE

1Q12
141.95

8. Extension of transmission lines - Km

8.1 Own assets

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP R$ million
Areia-Bateias	220.3	525	Jun-00	Jul-15
Areia-Campos Novos	176.3	525	Sep-82	Jul-15
Areia-Curitiba	235.2	525	Jun-00	Jul-15
Areia-Ivaiporã	173.2	525	May-82	Jul-15
Areia - -Segredo	57.8	525	Aug-92	Jul-15
Blumenau - -Curitiba	136.3	525	Dec-83	Jul-15
Campos Novos - -Machadinho	44.8	525	Jan-02	Jul-15
Campos Novos - -Caxias	203.3	525	Dec-01	Jul-15
Caxias - -Gravataí	78.8	525	Dec-01	Jul-15
Caxias - -Itá	256.0	525	Feb-02	Jul-15
Curitiba --Bateias	33.5	525	Jun-00	Jul-15
Itá – Nova Santa Rita	314.8	525	Apr-06	Jul-15
Gravataí – Nova Santa Rita	29.0	525	Apr-06	Jul-15
Itá - -Machadinho	64.6	525	Jan-02	Jul-15
Itá - -Salto Santiago	186.8	525	Sep-87	Jul-15
Ivaiporã - -Londrina	121.9	525	Apr-88	Jul-15
Ivaiporã - -Salto Santiago	167.0	525	May-82	Jul-15
Ivaiporã Eletrosul - Ivaiporã Furnas	0.8	525	Sep-82	Jul-15
Ivaiporã Eletrosul - Ivaiporã Furnas	0.8	525	Feb-92	Jul-15
Ivaiporã Eletrosul - Ivaiporã Furnas	0.7	525	Jun-04	Jul-15
Salto Santiago --Salto Santiago	60.9	525	Aug-92	Jul-15
Salto Santiago --Segredo	2.1	525	Aug-92	Jul-15
Areia - -Gov. Bento Munhoz	10.7	525	Sep-80	Jul-15
Areia - -Gov. Bento Munhoz	10.9	525	Aug-81	Jul-15
Blumenau - Biguaçu	91.0	525	Sep-06	Mar-35	88.99	5.13
Biguaçu – Campos Novos	268.00	525	Sep-06	Mar-35	261.47	18.08
Sub-Total 525 kV	2,945.5
Anastácio - Dourados	210.9	230	Aug-94	Jul-15
Areia - Ponta Grossa Norte	181.6	230	Oct-76	Jul-15
Areia - Salto Osório	160.5	230	Jan-77	Jul-15
Areia - Salto Osório	160.3	230	Dec-76	Jul-15
Areia - São Mateus do Sul	129.0	230	Jul-90	Jul-15
Assis - Londrina Copel	114.3	230	Mar-79	Jul-15
Biguaçu – Desterro	56.6	230	Dec-08	Jul-15
Biguaçu –Palhoça	20.4	230	Oct-08	Jul-15
Blumenau –Jorge Lacerda B	116.4	230	Oct-80	Jul-15
Biguaçu – Blumenau 2	129.5	230	Jun-79	Jul-15
Blumenau - Itajaí	37.6	230	Jan-02	Jul-15
Blumenau - Itajaí	37.6	230	Mar-02	Jul-15

Marketletter

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP R$ million
Blumenau - Joinville	67.0	230	Sep-79	Jul-15
Blumenau - Joinville	72.9	230	Apr-79	Jul-15
Blumenau - Palhoça	133.9	230	Jan-84	Jul-15
Campo Mourão - Apucarana	114.5	230	Feb-76	Jul-15
Campo Mourão -Maringá	79.9	230	Feb-76	Jul-15
Campo Mourão -Salto Osório	181.2	230	Feb-76	Jul-15
Campo Mourão -Salto Osório	181.3	230	May-76	Jul-15
Canoinhas -São Mateus do Sul	47.7	230	Feb-88	Jul-15
Cascavel -Cascavel D'Oeste	9.9	230	Apr-01	Jul-15
Cascavel D'Oeste -Guaíra	126.2	230	Apr-01	Jul-15
Caxias - Caxias 5	22.0	230	Jun-09	Jul-15
Curitiba -Joinville Norte	96.4	230	Nov-76	Jul-15
Joinville – Joinville Norte	5.3	230	Nov-76	Jul-15
Curitiba -Joinville	99.7	230	Jun-77	Jul-15
Curitiba -São Mateus do Sul	116.7	230	Jul-90	Jul-15
Dourados -Guaíra	226.5	230	Nov-91	Jul-15
Farroupilha -Caxias 5	17.9	230	Oct-05	Jul-15
Monte Claro – Passo Fundo	211.5	230	Sep-04	Jul-15
Farroupilha -Monte Claro	31.0	230	Sep-04	Jul-15
Farroupilha -Monte Claro2	31.0	230	Sep-04	Jul-15
Monte Claro – Nova Prata	30.9	230	Sep-04	Jul-15
Jorge Lacerda A -Jorge Lacerda	0.8	230	Dec-79	Jul-15
Jorge Lacerda - Palhoça -	121.3	230	Aug-05	Jul-15
Jorge Lacerda - Siderópolis	49.4	230	Jun-79	Jul-15
Jorge Lacerda - Siderópolis	47.3	230	Aug-79	Jul-15
Londrina(ESUL) - Assis	156.6	230	May-05	Jul-15
Londrina(ESUL) - Maringá	95.1	230	May-05	Jul-15
Londrina - Apucarana	40.4	230	Apr-88	Jul-15
Londrina ELETROSUL - Londrina COPEL	31.6	230	Apr-88	Jul-15
Atlândida 2 - Osório 2	36.0	230	May-07	Jul-15
Passo Fundo - Nova Prata 2	199.1	230	Nov-92	Jul-15
Presidente Médice/Santa Cruz	237.4	230	Jan-10	Mar-38	71.68	1.37
Passo Fundo - Xanxerê	79.3	230	May-75	Jul-15
Passo Fundo - Xanxerê	79.2	230	Nov-79	Jul-15
Passo Fundo - Passo Fundo 1	0.45	230	Mar-73	Jul-15
Passo Fundo - Passo Fundo 2	0.45	230	May-73	Jul-15
Salto Osório - Pato Branco	85.9	230	Dec-79	Jul-15
Salto Osório - Xanxerê	162.0	230	Oct-75	Jul-15
Salto Osório - Salto Osório	2.3	230	Nov-75	Jul-15
Siderópolis - Lajeado Grande	121.9	230	Sep-03	Jul-15
Lajeado Grande - Caxias 5	65.6	230	Oct-05	Jul-15
Xanxerê - Pato Branco	79.6	230	Dec-79	Jul-15
Joinville - Vega do Sul	44.9	230	Nov-02	Jul-15
Joinville - Vega do Sul	44.9	230	Nov-02	Jul-15
Gravataí 2- - Gravataí 3	3.5	230	Nov-07	Jul-15
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	Dec-07	Jul-15
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	Oct-07	Jul-15
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb-97	Jul-15

Marketletter

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP R$ million
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb-97	Jul-15
Atlântida 2/Gravataí 3	102.0	230	Apr-08	Jul-15
Sub-Total 230 kV	5,150.6
Blumenau - -Ilhota	40.2	138	Oct-88	Jul-15
Campo Grande - Mimoso	108.3	138	Oct-83	Jul-15
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb-02	Jul-15
Biguaçu – Florianópolis	19.5	138	Feb-02	Jul-15
Campo Grande - Mimoso	108.3	138	Sep-83	Jul-15
Campo Grande - Mimoso	108.3	138	Sep-83	Jul-15
Dourados das Nações - Ivinhema	94.7	138	Dec-83	Jul-15
Eldorado - Guaíra	16.9	138	Oct-82	Jul-15
Florianópolis - Itajaí Fazenda	71.1	138	Oct-90	Jul-15
Florianópolis - Palhoça 1	9.6	138	Nov-83	Jul-15
Florianópolis - Palhoça 2	9.6	138	Nov-83	Jul-15
Gaspar - -Blumenau	20.7	138	Sep-89	Jul-15
Ilhota - Picarras	14.8	138	Apr-94	Jul-15
Ilhota - Itajaí 1	7.9	138	Mar-02	Jul-15
Ilhota - Itajaí 2	7.9	138	Jan-02	Jul-15
Ilhota - Joinville	75.8	138	Jan-67	Jul-15
Itajaí - Camboriú Morro do Boi	13.3	138	Feb-02	Jul-15
Itajaí - Itajaí Fazenda	5.4	138	Mar-02	Jul-15
Ivinhema - Porto Primavera	91.0	138	Mar-82	Jul-15
Jorge Lacerda A - Imbituba	45.7	138	Oct-80	Jul-15
Jorge Lacerda A - Palhoça	108.6	138	Oct-83	Jul-15
Joinville - Joinville Santa Catarina	11.0	138	Oct-99	Jul-15
Joinville Santa Catarina - Picarras	50.0	138	Oct-99	Jul-15
Jupiá - Mimoso	218.7	138	Feb-92	Jul-15
Jupiá - Mimoso	218.7	138	Jan-82	Jul-15
Jupiá - Mimoso	218.7	138	Jan-82	Jul-15
Palhoça - Imbituba	74.0	138	Oct-83	Jul-15
Anastácio - Aquidauana	11.1	138	Nov-06	Jul-15
Anastácio -Aquidauana	11.1	138	Nov-06	Jul-15
Dourados/Dourados 2	0.1	138	Jun-07	Jul-15
Sub-Total 138 kV	1,841.3
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	Sep-94	Jul-15
Salto Osório - -Salto Santiago	56.2	69	Oct-78	Jul-15
Sub-Total (132 and 69 kV)	68.7
General total	10,006.1				2,456.02	239.09

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP R$ million
Ártemis	TL (S. Santiago (PR)-Ivaporã-Cascavel (PR)	476 km	525 kV	10/05	02/34	251.71	17.71
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	187km	230 kV	07/05	12/32	99.03	7.34
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR))	122 km	525 kV	07/06	03/35	91.53	5.70
RS Energia	TL (Campos Novos (SC) – Nova Santa Rita (RS)) TL (SE Monte Claro (RS)) – (SE Garibaldi (RS))	260 Km	525 Kv	05/09	04/36	291.23	8.16

9. Transmission lines total RAP– R$ million

9.1 Own assets

1Q12
239.09

9.2 SPE

1Q12
38.91

10. Losses in transmission - %

1Q12
2.02

11. Main investments of parent company– R$ million

Project	1Q12	2012 budget
Generation	100,8	358,2
Installation of Hydro Complex São Bernardo	34,4	128,7
Installation of Hydro Complex São João	16,3	50,1
Installation of Hydro Unit Maua	17,1	87,9
Installation of Hydro Complex São Domingo	32,7	81,1
Installation of Solar Megawatt Project	-	2,5
PCE Biogás Tupandi, Implantation for Electric Energy Generation, from Biogás and TL Associated (500m, 13,8kV)	-	5,8
Electric energy generation maintenance	-	1,5
Environmental Preservation and Conservation Projects	0,3	0,6
Transmission	24,6	132,1
Expansion of South transmission system	20,5	117,6
Maintenance of electric energy transmission system	4,1	14,5
Others	1,4	47,1
Total	126,8	537,4

Marketletter

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
HEU P. São João	RS	587.5	77.0	39.0	04/2012	11/2007	08/2041
HEU São Domingos	MS	384.7	48.0	36.9	09/2012	08/2009	12/2037
SHU Barra do Rio Chapéu	SC	127.9	15.0	8.61	07/2012	10/2008	12/2035
SHU João Borges	SC	140.2	19.0	10.12	07/2012	06/2011	12/2035

12.1.2 SPEs

SPE	Unit	Participation %	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
ESBR Participações S/A	UHE JIRAU	20	RO	15,542	3,750 MW	2,184.6 MW	jan/13	dec/09	aug/43
Companhia Hidrelétrica Teles Pires	UHE Teles Pires	24.5	MT	3,723.90	1,820 MW	915.4 MW	oct/14	aug/11	dec/45
Consórcio Energético Cruzeiro do Sul	UHE Mauá	49	PR	1,279.26	361 MW	197.7MW	jan/12	jul/08	jul/42
Eólica –Chuí Holding SA (in constitution)	Parques eólicos de Chuí I to V, (98MW) and Minuano I and II (46MW).	49	RS	526.0	144 MW	53.0 MWm	mar/14	aug/12	apr/47
Eólica –Livramento Holding SA(in constitution)	Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã and Trindade	49	RS	272.1	78 MW	29 MWm	mar/13	jan/12	abr/47
Eólica – Santa Vitória do Palmas SA (in constitution)	Parques eólicos Verace de I to X	49	RS	892.3	258 MW	109.2 MWm	mar/14	aug/12	apr/47

Marketletter

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - To	Total of investment R$ million	Extension of lines - KM	Tension	RAP R$ million	Beginning of operation	End of concession
TL Camburiú – Florianópolis Seccionamento and SE TIJUCAS (CELESC)	5.67	0.25	138 kV	0.64	Anticipated 09/2012	07/2015
Secc. TL JLA – PAL, in SE GAROPABA	7.46	5.4	138 kV	0.92	Anticipated 11/2012	07/2015
Secc. TL JLA – PAL, in SE PALHOÇA - PINHEIRA	3.56	3.7	138 kV	0.24	Anticipated 09/2012	07/2015
Seccionamento da TL Joinville - Ilhota	1.86	1.25	138 kV	0.00	Anticipated 02/2012	07/2015
LT Passo Fundo - Monte Claro 230Kv	8.56	11.0	230 KV	0.68	Anticipated 10/2013	07/2015

12.2.1.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	RAP R$ million	Beginning of operation	End of concession
SE Siderópolis - Extension J – 230/69 kV	10.53	364	SC	1.32	Anticipated Feb-12	Jul-15
SE Joinville - Extension K – 230 kV	1.52	691	SC	0.22	Anticipated Jul-12	Jul-15
SE Biguaçu – Extension “D”525/230kV- 672MVA	9.53	1,344	SC	3.30	Anticipated Feb-12	Mar-35
SE Biguaçu – Extension “F” 230/138 kV- 150MVA	10.10	150.00	SC	1.36	Anticipated Nov-12	Jul-15
SE Tapera 2 – Extension “A” - 230/69 kV- 83MVA	14.36	83.00	SC	1.41	Anticipated Nov-12	Jul-15
SE Joinville - GM	4.27	0.00	SC	0.66	Anticipated Feb-12	Jul-15
SE Curitiba – Extension “K” – 230Kv	1.87		PR		Anticipated Oct-11	Jul-15
SE Garopaba –implementation of two models of EL	6.16	0.00	SC	0.73	Anticipated Nov-12	Jul-15
SE Pinheira – implementation of two models of EL	6.50	0.00	SC	0.73	Anticipated Sep-12	Jul-15
SE Nova Prata 2 – implementation of two models of EL	7.45		RS	1.07	Anticipated sep-13	Jul-15
SE Joinville Norte - Extension “C”– 230/138/ kV	10.25	300.00	SC	1.39	Anticipated Oct-13	Jul-15
SE Nova Snata Rita – Extension F 525/230-13,8 KV 672MVA	39.53	2,016	RS	1.39	Anticipated Jul-13	Jul-15
SE Itajaí – Extension E -230/138-13,8 KV 75MVA	6.94	525	RS	0.55	Anticipated Jul-13	Jul-15

Marketletter

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Participation %	Total of investment R$ million	Extension Of lines - KM	Tension	RAP R$ million	Beginning of operation	End of concession
RS Energia	TL (SE Monte Claro (RS)) – (SE Garibaldi (RS))	100	21.64	33 Km	230 Kv	2.47	Sep-12	Oct-36
Norte Brasil	TL Coletora Porto Velho (RO) – Araraquara 2 (SP), CC	24,5	2,024.2	2,375 km	+ 600 kV	173.9	08-13	02/39
Porto Velho	TL Coletora Porto Velho – Porto Velho (RO) Subestação Coletora Porto Velho. Duas Estações Conversoras CA/CC/CA Back to Back em 400 MW.	100	555	17.3 km	500/230 kV	58.34	Mar-12	Feb-39
Costa Oeste (em constituição)	TL Cascavel Oeste – Umuarama, CS	49	52.29	143 Km	230 kV	6.22	Jan-13	Jan-42
Marumbi S/A	TL 525 KV Curitia - Curitiba Leste (PR)	20	60.00	28Km	525 kV	7.80	Jan-14	Jan-42
Transmissora sul Brasileira de Energia S/A	TL de 230KV 140KmNova Santa Rita – Camaquã	80	442.00	140Km	230kV	44.40	Jan-14	Jan-42
	TL 230KV 163Km Camaquã – Quinta			163Km	230kV
	TL 525 KV 190 Km SaTLo Santiago – Itá			190Km	525kV
	TL 525KV 305 Km Itá – Nova Santa Rita			305Km	525kV

Marketletter

12.2.2.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	RAP R$ million	Beginning of operation	End of concession
SE Caxias 6 em 230/69 kV – 330 MVA	93.80	330 MVA	RS	3.51	May-12	Oct-40
Subestação Umuarama 230/138 kV – 2X150 MVA, Lote E arrematado, em 02/09/2012, no Leilão ANEEL 004/2012	22.41	300 MVA	PR	2.66	Jan-13	Jan-42
SE Ijuí 2 em 230/69 kV – 166 MVA	23.22	300 MVA	RS	1.49	Aug-12	Oct-40
SE Nova Petrópolis 2 em 230/69 kV – 83 MVA	15.08	166 MVA	RS	2.52	Jul-12	Oct-40
SE Lajeado Grande em 230/138 kV – 75 MV	13.73	83 MVA	RS	1.64	Jul-12	Oct-40
SE Foz do Chapecó em 230/138kV – 100 MVA	16.98	100 MVA	RS	1.86	Oct-12	Oct-40

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Due	Index
BRDE	30.3	05/15/2019	TJLP + 4.5% per year
BNDES	668.9	01/15/2028	Currency basket + 4% per year
Banco do Brasil	234.4	01/15/2028	TJLP + 2.65% per year
Eletrobras	939.5	03/30/2030	RGR + interest

Foreign currency - FC

Creditor	Balance 03.31.12	Due	Currency
Eletrobras	32.5	12/30/2038	EUROS

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	39.8	64.3	64.3	64.3	60.6	506.9
Transmission	54.9	88.8	88.8	88.8	83.8	700.3
Trading of energy
By creditor
Eletrobras	43.5	81.3	81.3	81.3	72.6	612.0
Others	51.2	71.8	71.8	71.8	71.8	595.2

14.2 Energy purchase - NA

Marketletter

14.3 Energy sale

14.3.1 Parent company

Energy Sales Contracts	Unit	2012	2013	2014	2015	2016	After 2016
Regulated environment	MWh	1,467,631	1,463,621	1,463,621	1,463,621	1,467,631	35,141,311
	R$ million	220.97	224.41	224.41	224.41	225.02	5,390.44
Bilateral contracts	MWh
	R$ million
TOTAL	MWh	1,467,631	1,463,621	1,463,621	1,463,621	1,467,631	35,141,311
	R$ million	220.97	224.41	224.41	224.41	225.02	5,390.44

14.3.2 SPEs

Energy Sales Contracts	Unit	2012	2013	2014	2015	2016	After 2016
Regulated environment	MWh	289.08	289.08	289.08	289.08	289.08	289.08
	R$ million	41.7	41.7	41.7	41.7	41.7	41.7
Bilateral contracts	MWh
	R$ million
TOTAL	MWh	289.08	289.08	289.08	289.08	289.08	289.08
	R$ million	41.7	41.7	41.7	41.7	41.7	41.7

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 – By tenure

Composition of employees by tenure (Years)	1Q12
To 5	433
6 to 10	338
11 to 15	144
16 to 20	0
21 to 25	387
more than 25	249
Total	1,551

                15.2 – By region

State	Number of employees
Santa Catarina	1,114
Rio Grande do Sul	176
Paraná	171
Mato Grosso do Sul	67
Rondônia	23

Marketletter

15.3 – By departments

Department	Number of employees
Field	877
Administrative	674

16. Complementary work force- NA

17. Turn-over

1Q12
0.16

Marketletter

Balance Sheet

(R$ thousand)

Assets	03/31/2012	12/31/2011
Current Assets
Cash and banks	5,241	4,640
Marketable securities	29,409	66,120
Clients	71,979	79,394
Taxes to recover	29,494	39,201
Acquisition of fuel to be recovered - Energetic development account - CDE	61,877	44,038
Stored materials	72,947	76,688
Expenses paid in advance	4,4 14	7
Other credits	1,85 1	2,728
	277,212	312,816

Non-Current Assets
Taxes to recover	4,945	4,944
Deposits linked to legal suits	7,724	7,545
	12,669	12,489
Property, plant and equipment
In service-net	1,438,279	1,460,085
In course	265,046	252,641
	1,703,325	1,712,726
Intangibles
In service – net	196	348
In course - net	487	297
	683	645
	1,716,677	1,725,860
Total Assets	1,993,889	2,038,676

Marketletter

Liabilities and Stockholders’ Equity	03/31/2012	12/31/2011
Current Liabilities
Suppliers	127,466	124,568
Payment-roll	4,832	6,039
Taxes and social contributions	10,544	23,250
Proposed dividends	39,205	39,205
Loans and financing	152,697	165,123
Sectorial charges	1,470	1,185
Estimated obligations	29,735	17,0 19
Early retirement	268	327
Provision for contingencies	16,391	14,836
Research and development	9,683	9,079
Others	785	567
	393,076	401,198

Non-Current Liabilities
Loans and financing	813,372	836,725
Sector charges	13,414	13,414
Early retirement	77	118
Resources for capital increase	452,704	452,704
	1,279,567	1,302,961

Stockholders’ Equity
Social Capital	337,877	337,877
Asset valuation adjustment	(19,044)	(19,044)
Legal reserves	2,596	2,596
Additional dividends proposal	13,088	13,088
Accrued income (losses)	(13,271)	-
	321,246	334,517
Total Liabilities and Stockholders’ Equity	1,993,889	2,038,676

Marketletter

Statement of Income

(R$ thousand)

	2012	2011
Net Operating Revenue	121 ,889	132,890
Cost of service of electric energy
Electric energy purchased for resale	(38,123)	(13,088)
Charges on the use of electric grid	(3,884)	(6,093)
	(42,007)	(19,181)
Operating cost
Personnel	(17,462)	(13,877)
Pension plan	-	(909)
Material	(17,223)	(9,158)
Raw material for production of electric energy	(41,159)	(32,130)
(-) Expense recuperation – fuel subvention	37,555	26,973
Third party services	(11,052)	(7,151)
Depreciation and amortization	(21,577)	(22,336)
Other expenses	(3,270)	(2,649)
	(74,188)	(61,237)
Gross operating result	5,694	52,472
Administrative expenses
Personnel	(9,165)	(8,679)
Pension plan	(1,250)	(196)
Depreciation and amortization	(254)	(377)
Other general and administrative expenses	(2,663)	(2,680)
General and administrative expenses	(13,332)	(11,932)
Service result	(7,638)	40,540
Other operating revenues net	7	(1)
Other operating revenues (expenses)	7	(1)
Financing revenues (expenses)
Financing revenues
Income from financial investments	1,269	2,147
Net monetary variation	86,058	17,673
Other	655	216
	87,982	20,036
Financing expenses
Debt charges	(9,788)	(11,850)
Monetary and currency variation	(69,380)	(2,847)
Other financial expenses	(45)	(3)
	(79,213)	(14,700)
Financing result	8,769	5,336
Income before income tax and social contribution	1,138	45,875
Social contribution	(3,820)	(3,313)
Income tax	(10,589)	(9,181)
Net income for the period	(13,271)	33,381
Shares outstanding at end of period (in thousands)	1,273,193	1,273,193
Income per 1,000 shares (R$)	(10.42)	26.22

Marketletter

Cash Flow

(R$ thousand)

	2012	2011
Operating Activities
Net income (loss) for the period	1,138	45,875
Social contribution and income tax	(14,409)	(12,494)
	(13,271)	33,381
Adjustments for:
Depreciation	21,806	22,434
Intangible amortization	188	279
Property Sales and adjustment - losses	(1,847)	10
Open market application revenue	(1,270)	(2,147)
(Expenses) Interest revenue financial charge and AFCI	(13,450)	(6,015)
	5,427	14,561
Variations:
(Increase) / decrease in open market application	37,980	(61,561)
(Increase) / decrease in receivables	7,416	71,508
(Increase) / decrease in stored equipment	3,741	(7,453)
(Increase) / decrease in refundable taxes	9,707	(6,734)
(Increase) / decrease in law suit deposits	(179)	(636)
(Increase) / decrease in other assets	(21,370)	(18,927)
(Increase) / decrease in suppliers	2,897	269,925
(Increase) / decrease in wages and social contributions	(1,207)	(1,091)
(Increase) / decrease in payable taxes	(12,706)	(4,968)
(Increase) / decrease in other liabilities	13,824	14,643
(Increase) / decrease in provisions for contingencies	1,555	3,654
(Increase) / decrease in provisions for early retirement	(100)	(121)
	41,558	258,239
Operating activities – net cash	33,714	306,181
Investment Activities
Acquisition of property, plant and equipment asset	(10,559)	(333,117)
Acquisition of intangible asset	(225)	(8)
Investment Activities – net cash	(10,784)	(333,125)
Financing activities
Resources for capital increase	7,065	15,725
Loans and financing - amortization	(29,394)	(956
Financing activities- net cash	(22,329)	14,769
Net increase (decrease) in cash and cash equivalents	601	(12,175)
Initial cash balance	5,241	2,918
Final cash balance	4,640	15,093
Net increase (decrease) in cash and cash equivalents	601	(12,175)

Marketletter

Analysis of the result

Net Loss

The Company presented in the 1Q12 a negative result from a loss of R$ 18 million in the 4Q11  to a loss of R$ 13.2 million in the 1Q12 due to a reduction on the impact of expenses charges debt partially offset by an increase in the cost of electricity purchased for resale.

The company reported a decrease in net income, from a profit of R$ 33 million in the 1QT11 to a loss of R$ 13 million in the 1Q12 due to the cancelation of income from Candiota III TPP in compliance with the government regulation established by the regulatory body, ANEEL in 2012.

Operating Revenue

In generation:

Energy supply decreased by 15.1% from R$ 164 million in 4Q11 to R$ 139 million in the 1Q12, mainly due to cancellation of revenue from Candiota III in the 1Q12. This cancellation is being appealed by the Company with ANEEL in expectancy to reverse during the year.

Cost of Electricity Service

The electricity purchased for resale showed an increase of 107.7%, from R$ 18 million in the 4Q11 to R$ 38 million in the 1Q12, mainly due to: i) high value of the PLD (Price of Differences' Settlement) and ii) insufficient balance of energy in 2012, higher than in 2011; III) penalty of R$4 million on energy negotiated in auctions due to contractual clauses.

Charges for use of the electricty grid showed an increase of 7.5%, from R$ 3.6 in the 4Q11 to R$ 3.8 million in the 1Q12 according to the tariff recomposition.

The fuel for electricity production increased by 12.7% from R$ 36.5 million in the 4Q11 to R$ 41.1 million in the 1Q12, mainly due to the operation of Candiota III.

The subsidy of fuel from the production of electricity increased by 17.5% from R$ 31.9 million in the 4Q11 to R$ 37.5 million in the 1Q12, primarily due to obtained subsidy on the operation of the Candiota III.

The Depreciation and amortization showed slight reduction of 1.2%, remaining stable at R$ 21.8 million in the 4Q11 and R$ 21.5 million in the 1Q12 , mainly due to the small number of goods reached the final value of the depreciation period.

Personnel expenses decreased by 13.4% from R$ 20.2 million in the 4Q11 to R$ 17.4 million in the 1Q12, mainly due to the provision of PLR - Profit and results in the last quarter of 2011.

Material expenses showed an increase of 55.8%, from R$ 11.0 million in the 4Q11 to R$ 17.2 million in the 1Q12, mainly due to the acquisition of supplies for the Plants of the Company, more specifically lime.

Third-party services expenses had a slight decrease of 2.9%, from R$ 11.3 million in the 4Q11 to R$ 11.0 million in the 1Q12, mainly due to the normal operation.

Other Operating Income/Expenses

Gains from Other Operating Income and Expenses fell by 96.8% from R$ 221 thousand in the 4Q11 to R$ 7,000 in the 1Q12 , occasioned by the recognition of sales of fixed assets in the 4Q11, a fact that did not occur in the 1Q12 .

Financial Result

Financial income decreased by 11.6% from R$ 99.5 million in the 4Q11 to R$ 87.9 million in the 1Q12, mainly due to reduction on Monetary Assets.

Financial expenses decreased by 50.4% from R$ 159.7 million in the 4Q11 to R$ 79.2 million in the 1Q12, mainly due to lower debt charges of monetary losses from one period to another.

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
			1Q12
P. Médici (Candiota)	446	251.500	152,165.840
Candiota III – Fase C	350	292.000	611,245.370
S. Jerônimo (Candiota)	20	12.600	9,194.030
Nutepa (Candiota)	24	6.100	9.440
Total			772,614.680

Unit	Location (State)	Beginning of operation	End of concession	Non depreciated asset R$ million
P. Médici (Candiota)	RS	Jan-1974	Jul-15	184.3
CANDIOTA III – FASE C	RS	Jan-11	Autorization	1,350.3
S. Jerônimo (Candiota)	RS	Apr-1953	Jul-15	5.9
Nutepa (Candiota)	RS	Feb-1968	Jul15	4.1

2. Electric energy purchased for resale

Own assets

System	Unit	1Q12
Eletrobras	MWh	199,391.000
	R$ million	12,591,597.77
Others	MWh	127,055.009
	R$ million	25,448,255.32
Total	MWh	326,446.009
	R$ million	38,039,763.09

3. Energy sold

Own assets

Buyer	Sale model	1Q12
		R$ million	MWh
Eletrobras System	A
	B	17.53	129,877.500
Others	A
	B	143.12	945,153.251
Total	A
	B	160.65	1,075,030.751

A - Through auction

B - Through free market agreements or bilateral contracts

Marketletter

4. CCEE settlement (Spot and MRE)

	Unit	1Q12
Sale	R$ million
	MWh
	MWaverage
Purchase	R$ million	25.45
	MWh	127,055.009
	MWaverage
Net	R$ million	25.45
	MWh	127,055.009
	MWaverage

5. Fuel used to produce electricity

Type	Unit	1Q12
		Amount	R$ million
Fuel oil	Kg	766,431.160	24
Diesel Oil	L	6,516,619.220	8
Coal	T	389,215.63	0.4

6. Losses in generation - %

1Q12
0.47

SPE not considered.

7. Average price– R$/MWh

Own assets

1Q12
149.44

8. Extension of transmission lines - Km  - NA

9. Transmission lines total RAP– R$ million – NA

10. Losses in transmission - %  - NA

11. Main investments of parent company– R$ million

Project	1Q12	2012 budget
Generation
Generation system maintenance - MSGEE	3	24
Environmental suitability	2	50
Phase A/B UPME revitalization	8	30
Other	-	6
Total	13	110

Marketletter

12. New investments - NA

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Due	Index
Eletrobras	102.359	12/20/22	IPCA + 8% p.y.
Eletrobras	134.581	12/30/16	5% p.y.
Eletrobras	813	07/30/12	Selic + 0.5% p.y.
Eletrobras	3.348	07/30/12	Selic + 0.5% p.y.
Eletrobras	30.889	09/30/12	Selic + 0.5% p.y.
Eletrobras	12.481	06/30/18	0.5% p.y.
Eletrobras	20.869	09/30/12	Selic + 0.5% p.y.

Foreign currency - FC

Creditor	Balance 03.31.12	Due	Currency
Eletrobras	471.589	12/20/2021	US$
Eletrobras	189.141	06/20/2016	US$

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2012	2013	2014	2015	2016	After 2016
By activity
Generation	140.519	115.441	102.361	123.902	103.018	380.828	140.519
By creditor
Eletrobras	140.519	115.441	102.361	123.902	103.018	380.828	140.519

14.2 Energy purchase - NA

14.3 Energy sale

Parent company

Contracts of energy sales	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	4,428,034	3,775,560	3,775,560	3,775,560	2,872,368	2,557,920
	R$ million	595.2	615.5	646.3	678.6	586.7	565.9
Bilateral Contract	MWh	581,786	0	0	0	0	0
	R$ million	77,5	0	0	0	0	0
Total	MWh	5,009,820	3,775,560	3,775,560	3,775,560	2,872,368	2,557,920
	R$ million	672.7	615.5	646.3	678.6	586.7	565.9

Marketletter

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

Composition of employees by tenure (Years)	1Q12
To 5	242
6 to 10	112
11 to 15	0
16 to 20	31
21 to 25	128
more than 25	199
Total	712

                15.2 By region

State	Number of employees
Rio Grande do Sul	712

                15.3 – By departments

Department	Number of employees
Field	565
Administrative	147

16. Complementary work force

Operational
1Q12	1,172

17. Turn-over

1Q12
1.51%

Marketletter

2.Distribution Companies

Eletrobras Distribuição Acre, due to inadequacies found in modules of the ERP system that supports the accounting, warehouse, financial and payroll areas, did not conclude its financial statements for the financial 1Q12, on 5/29/2012.

The company is taking all necessary measures in order to solve the non-conformities detected, including the acquisition of an asset management system, which is being implemented.  The company is also reviewing the procedures for internal information flows, in order to structure and complete the necessary work by the second half of 2012.

Company	Net		Service		Income/Loss of		EBITDA		EBITDA
	Operating Revenue		Result		the Period		(R$ million)		Margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Amazonas Energia	374	337	(27)	(76)	(93)	(171)	(4)	(43)	(1.0)	(12.8)
Distribuição Alagoas	201	184	(6)	(1)	(2)	0	(2)	3	(1.1)	1.7
Distribuição Piauí	208	198	12	(19)	(3)	(25)	18	(13)	8.7	(6.7)
Distribuição Rondônia	192	170	(27)	(31)	(34)	(32)	(21)	(25)	(11.0)	(14.5)
Distribuição Roraima	42	32	(11)	(21)	(14)	(26)	(9)	(20)	(22.0)	(62.0)
Total	1,017	921	(59)	(148)	(146)	(254)	(18)	(98)

Eletrobras System Distribution

Company	Extension of the Distribution Lines	Number of Clients assisted	Number of municipalities served	Number of substations
	16,481	215,904	22	14
Distribuição Alagoas	13,781	924,176	102	39
Amazonas Energia	15,333	753,133	62	50
Distribuição Piauí	64,358	1,022,685	224	76
Distribuição Rondônia	21,856	518,469	52	50
Distribuição Roraima	2,888	265,602	1	3
Total	134,697	2.677,284	463	232
Held in 2012

Extension of Transmission Lines - Km

Company	Own (a)	SPEs (b)	Physical aggregation in 2012	Total (a+b)
Amazonas	601	-	-	601
Geration and Transmission Companies	58,053	1,792	-	59,845
Total	58,654	1,792	-	60,446

(b) The company's participation in the enterprise

Installed Capacity - MW

Company	Own (a)	SPEs (b)	Physical aggregation in 2012	Total (a+b)
Amazonas	2,209	-	-	2,209
Rondônia	3	-	-	3
Eletrobras	-	13	-	13
Geration and Transmission Companies	38,523	966	56	39,489
Total	40,735	979	56	41,714

(b) The company's participation in the enterprise

Marketletter

Energy sold - MWh

	1Q12	1Q11
Amazonas Energia	1,336,516	1,142,002
Distribuição Piauí	596,162	539,298
Distribuição Alagoas	763,144	694,354
Distribuição Acre	-	-
Distribuição Roraima	137,955	124,931
Distribuição Rondônia	628,458	542,101
Total	3,462,235	3,042,686

Marketletter

Balance Sheet

(R$ thousand)

Assets	03/31/2012	12/31/2011
Current Assets
Cash and banks	105,062	94,928
Consumers	374,340	370,515
Taxes and social contributions to compensate	30,001	28,795
Stored materials	27,734	13,011
CCC	1,773,908	2,917,335
Expenses paid in advance	1,319	2,034
Other credits	135,541	141,749
	2,447,905	3,568,367
Non-Current Assets
Related parties	99	5
Taxes and social contributions to compensate	1,446,592	1,383,426
Deposits linked to legal suits	152,048	139,604
Financial asset	1,527,753	1,476,138
Other credits	12,873	12,871
	3,139,365	3,012,044
Investment	7,670	7,670
Property, plant and equipment	1,296,640	1,310,156
Intangible	654,238	631,111
	5,097,913	4,960,981
Total Asset	7,545,818	8,529,348

Marketletter

Liabilities and Stockholders’ Equity	03/31/2012	12/31/2011
Current Liabilities
Suppliers	3,007,026	2,768,156
Supplier advances - CCC	-	1,236,077
Loans and Financing	99,736	102,072
Leasing	145,828	142,997
Sector charges	36,334	42,012
Research and development	8,786	8,880
Taxes and social contributions	59,421	68,043
Estimated obligations	25,448	21,491
Installments	49,214	54,813
Obligations to affiliates, subsidiaries and parent company	65,058	64,554
Other	40,162	59,510
	3,537,013	4,568,605

Non-Current Liabilities
Loans and financing	487,582	452,759
Leasing	1,774,245	1,775,544
Provisions for Contingencies	183,491	171,141
Fuel consumption account – CCC	1,474,602	1,401,167
Installments	36,911	48,038
Resources for capital increase	65,504	63,919
Research and development	37,588	35,064
Contract Concession obligation	328,409	300,106
	4,388,332	4,247,738

Stockholders’ Equity
Social Capital	4,330,917	4,330,917
Equity adjustment	(1,647)	(1,647)
Accumulated losses	(4,708,797)	(4,616,265)
	(379,527)	(286,995)
Total Liabilities and Stockholders’ Equity	7,545,818	8,529,348

Marketletter

Statement of Income

(R$ thousand)

	2012	2011 (reclassified)
Net operating revenue	373,788	337,445
Operational cost
Personnel	(77,063)	(74,314)
Material	(17,368)	(24,527)
Third party services	(57,904)	(53,557)
Construction expense	(71,487)	(87,926)
Fuel for production of electric energy	(755,523)	(424,578)
Expense recovery – Fuel purchased	769,723	513,441
Use of hydro resources	(1,403)	(1,358)
Electric energy purchased for resale	(19,135)	(83,877)
Depreciation and amortization - Property, plant and equipment and intangible	(5,987)	(28,237)
Depreciation - leasing	(11,654)	(11,654)
Amortization - concession	(17,790)	7,505
Provision/ reversion of the operational provision	(32,241)	(52,109)
Rentals	(87,520)	(77,278)
Others	(15,616)	(14,656)
	(400,968)	(413,125)
Service Result	(27,180)	(75,680)
Income (expense) financing
Arrears on electricity sold	9,150	6,660
Asset monetary variation	179	54
Liability monetary variation	(289)	-
Debt charges	(13,901)	(11,617)
Charges – leasing	(77,637)	(43,399)
Others	16,602	(19,621)
	(65,896)	(67,923)
Other income (expense)	544	(27,129)
Operating result	(92,532)	(170,732)
Loss before income tax and social contribution	(92,532)	(170,732)
Loss for the period	(92,532)	(170,732)
Loss per share – R$	(0.01)	(0.03)

Marketletter

Cash Flow

(thousand Reais)

	2012	2011
Operating activities – cash flow
Loss for the period	(92,532)	(170,732)
Adjustments to reconcile loss to cash provided by operations
Depreciation and amortization	35,431	32,386
Financing charges	12,733	9,444
Financing charges - leasing	77,637	43,399
Provision for credit of questionable liquidation	21,657	13,761
Provision for contingencies - constitution	10,584	38,348
Write-off of intangible assets	1,354	14,332
Write-off of expired tax credits	-	21,252
Impairment	-	6,167
	66,864	8,357
Current Asset variations
Clients	(25,482)	(5,722)
Stored material	(14,723)	69
Prepaid expenses	715	844
Taxes and social contributions	(1,206)	(998)
CCC	1,143,427	(286,226)
Others	6,208	(4,743)
	1,108,939	(296,776)
Non-Current asset variations
Taxes and social contributions	(63,166)	(47,269)
Related parties	(94)	29
Financing asset - concession	(51,617)	(74,785)
Others	(2)	2
	(114,879)	(122,023)
Current liability variations
Supplier	238,870	273,866
Suppliers advance	(1,236,077)	-
Leasing	2,831	(2,608)
Taxes and social contributions	(8,622)	2,171
Sectorial charges	(5,678)	6,979
Research and development	(291)	(968)
Estimated obligations	3,957	3,738
Instalments	(5,599)	(3,342)
Obligations to affiliates, subsidiaries and parent company	504	50,030
Others	(19,151)	(274)
	(1,029,256)	329,592
Non-current liability variations
CCC	73,435	115,794
Leasing	(78,936)	(68,020)
Post-employment benefit	-	-
Provision for contingencies	1,766	2,270
Instalments	(11,127)	(11,350)
Special obligations – financing asset concession	2	30,332
Special obligations – intangible asset		5,372
Research and development	2,524	2,296
	(12,336)	76,694
Cash from Operating Activities
Financing charges – payment	(9,389)	(8,304)
Legal deposits	(12,444)	(2,519)
Net Cash (Used in) Generated by Operating Activities	(2,501)	(14,979)
Cash from investment activities
Property, plant and equipment acquisition	(3,617)	(1,905)
Intangible acquisition	(3,132)	(87)
Intangible acquisition - concession	(11,344)	(13,273)
Net Cash used in investment activities	(18,093)	(15,265)
Financing Activities
Loans and financing obtained	54,242	36,794
Loans and financing payment	(23,514)	(21,363)
Net cash used in financing activities	30,728	15,431
Increase (Decrease) in Cash and Cash Equivalents	10,134	(14,813)
Cash and cash equivalents at beginning of year	94,928	68,189
Cash and cash equivalents at end of year	105,062	53,376

Marketletter

Analysis of the result

The company presented at 1Q12 a loss 1,159%, higher than the established in the previous quarter, up from R$ 7.3 million in 4Q11, to R$91.6 million in 1Q12 mainly due to the increase of some costs and operating expenses described below.

The company presented at 1Q12 a loss 46.3%  lower than the established in the same period the previous year, up from R$ 170.7 million in 1Q11to R$ 91.6 million, in 1Q12, mainly due to the increase  in Operating Revenue and reduction in some items in operating expense, including, most notably, the provisions for contingencies and the provision for losses with prescription of tax credits.

Operating Income

The supply of electricity was reduced by 7.1%, from R$ 476.5 million in 4Q11 to R$ 442.5 million in 1Q12 , not a significant impact on the company's result.

The construction revenue presented reduction of 60.3%, from R$ 180.0 million in 4Q11 to R$ 71.5 million in 1Q12, mainly due to the decline of execution of works on construction of network extension of high and low voltage.

Electric Energy Service Cost

The electric electricity purchased for resale presented a 8.3% decrease from R$ 20.9 million, in 4Q11 to R$ 19.1 million in 1Q12, depending on the reduction of sale of energy derived  from the seasonality of consumption towards the end of the year.

The cost of operation with the depreciation and amortization presented an increase of 3.6%, from R$ 34.0 million in 4Q11 to R$ 32.8 million, in 1Q12, not a significant impact on the company's result.

The operation cost with personnel presented an increase of 56.9%, from R$ 37.3 million in 4Q11 to R$ 58.5 million in 1Q12, primarily due to the new organizational structure of the company, which occurred in January/2012. We have created several departments in the generation and distribution activities of the company.

The cost of operation with material presented an increase of 33.8%, from R$ 12.5 million in 4Q11 to R$ 16.7 million  in 1Q12, mainly due to maintenance of gas-generating units at the plant of Maua.

The cost of operation with third-party services presented an increase of 6.7%, from R$ 39.5 million in 4Q11 to R$ 36.9 million  in 1Q12, not a significant impact on the company's result.

Fuel for production of electric energy presented an increase of 7%, from R$ 706,0 million in 4Q11to R$ 763,8 million in 1Q12, mainly due to increases  in expenses with  "Take-or-Pay" (a contractual device which makes the buyer pay a certain minimum quantity of the product, whether the buyer actually uses the product during that period) and "Ship-or-Pay" (Ship-or-Pay is the contractual term in which obliges the taker to pay for transportation of gas, even if the services are not used).

The Expenses to recover – CCC line item also contributed to the increased losses in the 1Q12. A decrease of 23.2%, going from  R$1,002 million in 4Q11 to R$ 769.7 million  in 1Q12, was recorded, due to an increase of the price of Ambiente de Contratação Regulada (ACR), which went from R$ 137.77 in 4Q11 to R$ 156.98 in 1Q12. The portion of the company's cost with CCC is calculated using the energy generated x the price of ACR.  Considering the price of the ACR increased, the refunded amount decreased, because the portion of the company's cost is higher.

Operating Income (expense)

The expense with personnel presented reduction of 25.7% from R$ 24.9 million in 4Q11 to R$ 18.5 million in 1Q12, primarily due to the new organizational structure of the company established in January/2012, which extinguished some departments of the company's management.

Provisions/reversions of provisions line item increased 840.8%, from R$3.4 million in 4Q11to R$ 32.2 million  in 1Q12, particularly in provisions for contingencies, due to a reclassification of possible to probable in three lawsuits with ANEEL, totaling R$ 18.0 million.

Financing Result

The financial income showed reduction of 54.8%, from R$ 37.7 million in 4Q11 to R$ 17.0 million in 1Q12, mainly due to the fact that the company did not record, in the first quarter of 2012, the monetary updating stated in Law nº 12,111/09.

Financial expenses were reduced by 50.8%, from R $ 168.9 million in 4Q11 to R$ 82.9 million in 1Q12, because the Company did record the monetary updating of Independent Producers and Petrobras in the first quarter of 2012.

Marketletter

Market Data

1.     Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh 1Q12
Parintins	33.16	10.083	22,022
Itacoatiara	34.83	6.328	13,820
Manacapuru	28.93	10.868	23,741
Barreirinha	3.71	0.729	2,224
Coari	20.85	7.572	16,537
Maués	12.43	3.822	8,347
Humaitá	15.37	4.661	10,179
Urucará	4.67	1.484	3,240
Benjamin Constant	7.32	2.549	5,567
Tefé	18.2	6.783	14,814
Manicoré	7.67	2.489	5,437
Autazes	6.07	1.753	3,829
Codajás	7	1.653	3,611
Eirunepé	10.62	1.996	4,360
Nova Olinda do Norte	6.52	1.996	4,060
Atalaia do Norte	1.19	0.05	109
Barcelos	4.87	1.367	2,985
Lábrea	9.54	2.611	5,703
São Paulo de Olivença	3.79	0.986	2,153
Santo Antônio do Içá	3.22	1.04	2,272
Carauari	7.18	2.036	4,447
Fonte Boa	6.23	1.662	3,631
Boca do Acre	8.22	2.538	5,543
São Gabriel da Cachoeira	8.42	3.021	6,598
Itapiranga	3.06	0.985	2,151
Anori	4.16	1.073	2,343
Silves	2.5	0.498	1,087
Augusto Montenegro	0.6	0.055	121
Nhamundá	4.58	0.961	2,100
Tabatinga	15.43	5.336	11,653
Novo Aripuanã	5.69	1.584	3,459
Borba	3.6	1.851	4,044
Santa Isabel do Rio Negro	2.42	0.676	1,475
Jutaí	6.18	1.182	2,582
Novo Airão	5.27	1.206	2,634
Ipixuna	3.04	0.597	1,303
Envira	3.38	0.856	1,870
Cucuí	0.57	0.073	160
Japurá	0.18	0.044	96
Maraã	3.69	0.628	1,371
Juruá	2.49	0.462	1,010
Tapauá	3.71	1.155	2,524
Canutama	2.23	0.613	1,339
Pauini	2.62	0.698	1,524

Marketletter

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh 1Q12
Careiro	2.5	0.859	1,875
Amaturá	1.8	0.446	974
Estirão do Equador	0.72	45.207	99
Palmeiras	0.72	0.053	115
Ipiranga	0.42	0.054	118
Vila Bittencourt	0.57	0.068	147
Iauaretê	1	0.178	388
São Sebastião do Uatumã	2.64	0.638	1,393
Tonantins	3.46	0.944	2,062
Alvarães	2.72	0.641	1,401
Beruri	2.97	0.756	1,651
Caapiranga	2.06	0.493	1,076
Uarini	1.94	0.615	1,343
Urucurituba	2.84	0.787	1,720
Pedras	0.57	0.102	222
Anamã	1.73	0.54	1,180
Itamarati	2.56	0.405	885
Castanho	12.72	4.195	9,162
Rio Preto da Eva	11.21	3.389	7,403
Limoeiro	1.79	0.335	732
Boa Vista do Ramos	2.31	0.738	1,611
Manaquiri	3.01	1.118	2,442
Caviana	0.58	0.122	267
Campinas	0.43	0.06	131
Caiambé	0.88	0.121	264
Murituba	0.3	0.033	73
Apuí	7.19	1.381	3,017
Mocambo	0.89	0.188	410
Belém do Solimões	0.84	0.213	464
Itapeaçú	0.85	0.153	333
Caborí	0.78	0.095	207
Cametá	0.612	0.136	298
Sacambú	0.448	0.064	140
Novo Remanso	4.06	1.331	2,907
Tuiué	0.71	0.096	211
Jacaré	0.34	0.164	357
Novo Céu	1	0.404	883
Vila Amazônia	2.08	0.341	744
Axinim	0.66	0.107	234
Vila Urucurituba	0.38	0.059	129
Arara	0.332	0.052	114
Feijoal	0.778	0.062	136
Lindoia	1	0.304	663
Moura	0.52	0.065	143
Santana	0.31	0.051	112
Sucunduri	0.16	0.048	106
Carvoeiro	0.33	0.016	34
Itapuru	0.31	0.02	44
Betânia	0.43	0.111	242
Vila de Matupí	1.85	0.619	1,352
Auxiliadora	0.468	0.079	172
Santa Rita Well	0.62	0.183	140
Parauá	0.568	0.096	328
Belo Monte	0.246	0.044	168
Vila de Alterosa	0.33	0.067	103
HEU Balbina	277.5	285,486.60	285,487
TEU Aparecida	251.5	206,143.70	206,144
TEU Mauá	788.4	425,763.05	425,763
TEU Electron	121.1	911.7	912
TU CO Cidade Nova	29.6	19,096.20	19,096
TU AS São José	73.4	59,172.30	59,172
TUFO Flores	124.7	87,184.60	87,185
TEU Distrito	49	37,207.00	37,207
TEU Iranduba	54.7	28,026.00	28,026
Total	2,209

Marketletter

Unit	Location (State)	Beginning of operation	End of concession	Non depreciated asset R$ million
Parintins	Amazonas	Dec-65	Undefined	10.0
Itacoatiara	Amazonas	Sep-66	Undefined	3.3
Manacapuru	Amazonas	Jan-67	Undefined	6.6
Barreirinha	Amazonas	Jun-67	Undefined	0.5
Coari	Amazonas	Sep-67	Undefined	5.2
Maués	Amazonas	Dec-67	Undefined	2.3
Humaitá	Amazonas	Jul-68	Undefined	3.7
Urucará	Amazonas	Jun-68	Undefined	1.7
Benjamin Constant	Amazonas	Aug-68	Undefined	1.8
Tefé	Amazonas	Aug-68	Undefined	5.5
Manicoré	Amazonas	May-69	Undefined	1.2
Autazes	Amazonas	Jun-69	Undefined	0.8
Codajás	Amazonas	Sep-69	Undefined	0.9
Eirunepé	Amazonas	Sep-69	Undefined	1.8
Nova Olinda do Norte	Amazonas	Oct-69	Undefined	1.2
Atalaia do Norte	Amazonas	Mar-70	Undefined	0.1
Barcelos	Amazonas	Jul-70	Undefined	1.0
Lábrea	Amazonas	Aug-70	Undefined	2.7
São Paulo de Olivença	Amazonas	Jan-71	Undefined	0.5
Santo Antônio do Içá	Amazonas	Jan-71	Undefined	0.4
Carauari	Amazonas	Jan-71	Undefined	0.7
Fonte Boa	Amazonas	Jan-71	Undefined	1.0
Boca do Acre	Amazonas	Feb-71	Undefined	3.0
São Gabriel da Cachoeira	Amazonas	Mar-71	Undefined	0.8
Itapiranga	Amazonas	Oct-71	Undefined	0.4
Anori	Amazonas	Oct-71	Undefined	0.8
Silves	Amazonas	Oct-71	Undefined	0.3
Augusto Montenegro	Amazonas	Oct-71	Undefined	0.4
Nhamundá	Amazonas	Nov-71	Undefined	0.9
Tabatinga	Amazonas	Nov-71	Undefined	5.8
Novo Aripuanã	Amazonas	Jun-72	Undefined	0.5
Borba	Amazonas	May-72	Undefined	1.6
Santa Isabel do Rio Negro	Amazonas	Oct-72	Undefined	0.3
Jutaí	Amazonas	May-72	Undefined	1.7

Marketletter

Unit	Location (State)	Beginning of operation	End of concession	Non depreciated asset R$ million
Novo Airão	Amazonas	Jul-73	Undefined	0.7
Ipixuna	Amazonas	Jul-73	Undefined	0.4
Envira	Amazonas	Aug-73	Undefined	0.5
Cucuí	Amazonas	Oct-73	Undefined	0.2
Japurá	Amazonas	Oct-73	Undefined	0.1
Maraã	Amazonas	Oct-73	Undefined	0.4
Juruá	Amazonas	Oct-73	Undefined	31
Tapauá	Amazonas	Dec-73	Undefined	0.0
Canutama	Amazonas	Dec-73	Undefined	0.4
Pauini	Amazonas	Sep-74	Undefined	0.4
Careiro	Amazonas	Sep-74	Undefined	0.7
Amaturá	Amazonas	Nov-74	Undefined	0.3
Estirão do Equador	Amazonas	Dec-74	Undefined	0.1
Palmeiras	Amazonas	Dec-74	Undefined	0.1
Ipiranga	Amazonas	Jan-75	Undefined	0.1
Vila Bittencourt	Amazonas	Dec-75	Undefined	0.1
Iauaretê	Amazonas	Apr-75	Undefined	0.2
São Sebastião do Uatumã	Amazonas	Apr-75	Undefined	0.2
Tonantins	Amazonas	Apr-75	Undefined	0.3
Alvarães	Amazonas	May-75	Undefined	0.2
Beruri	Amazonas	Dec-75	Undefined	0.3
Caapiranga	Amazonas	Jan-75	Undefined	0.2
Uarini	Amazonas	Feb-76	Undefined	0.5
Urucurituba	Amazonas	Jan-75	Undefined	0.3
Pedras	Amazonas	Aug-76	Undefined	0.1
Anamã	Amazonas	Jan-76	Undefined	0.2
Itamarati	Amazonas	Feb-76	Undefined	0.3
Castanho	Amazonas	Dec-79	Undefined	1.0
Rio Preto da Eva	Amazonas	Jun-04	Undefined	0
Limoeiro	Amazonas	Nov-82	Undefined	0.3
Boa Vista do Ramos	Amazonas	Mar-86	Undefined	0.5
Manaquiri	Amazonas	Jun-84	Undefined	0.1
Caviana	Amazonas	Jul-86	Undefined	0.1
Campinas	Amazonas	Jul-86	Undefined	0.2
Caiambé	Amazonas	Aug-76	Undefined	0.2
Murituba	Amazonas	Aug-86	Undefined	0.2
Apuí	Amazonas	Sep-86	Undefined	1.1
Mocambo	Amazonas	Mar-87	Undefined	0.2
Belém do Solimões	Amazonas	Mar-87	Undefined	0.2
Itapeaçú	Amazonas	Mar-87	Undefined	0.2
Caborí	Amazonas	Sep-92	Undefined	0.2
Cametá	Amazonas	Sep-92	Undefined	0.2
Sacambú	Amazonas	Dec-92	Undefined	0.2
Novo Remanso	Amazonas	Aug-98	Undefined	0.5
Tuiué	Amazonas	Sep-98	Undefined	0.2
Jacaré	Amazonas	Aug-98	Undefined	0.1
Novo Céu	Amazonas	Aug-98	Undefined	0.2
Zé Açú	Amazonas	Sep-98	Undefined	0.2
Vila Amazônia	Amazonas	Sep-98	Undefined	0.2
Axinim	Amazonas	Oct-98	Undefined	0.1
Vila Urucurituba	Amazonas	May-99	Undefined	0.1

Marketletter

Unit	Location (State)	Beginning of operation	End of concession	Non depreciated asset R$ million
Arara	Amazonas	Apr-00	Undefined	0.1
Feijoal	Amazonas	Feb-00	Undefined	0.1
Lindoia	Amazonas	Jul-00	Undefined	0.4
Moura	Amazonas	Apr-04	Undefined	0.5
Santana	Amazonas	Jul-05	Undefined	0
Sucunduri	Amazonas	Oct-06	Undefined	0
Carvoeiro	Amazonas	Mar-06	Undefined	0
Itapuru	Amazonas	Oct-10	Undefined	0
Betânia	Amazonas	Jul-06	Undefined	0.1
Vila de Matupí	Amazonas	Aug-06	Undefined	0.5
Auxiliadora	Amazonas	Oct-06	Undefined	0
Santa Rita Well	Amazonas	Nov-06	Undefined	0.7
Parauá	Amazonas	Sep-03	Undefined	0.1
Belo Monte	Amazonas	Oct-06	Undefined	0
Vila de Alterosa	Amazonas	Oct-06	Undefined	0
HEU Balbina	Amazonas	Jan-89	Mar-27	403.5
TEU Aparecida	Amazonas	Feb-84	Undefined	42.3
TEU Mauá	Amazonas	Apr-73	Undefined	43.0
TEU Electron	Amazonas	Jun-05	Undefined	0
TU CO Cidade Nova	Amazonas	Aug-08	Undefined	0
TU AS São José	Amazonas	Feb-08	Undefined	0
TUFO Flores	Amazonas	Aug-08	Undefined	0
TEU Distrito	Amazonas	Oct-10	Undefined	0
TEU Iranduba	Amazonas	Nov-10	Undefined	0

2.     Electric energy purchased for resale

System	Unit	1Q12
Eletrobras (Guajará)	MWh	409.853
	R$ million	0.2
Others (PIE'S-Independent Producer.- Auto producer)	MWh	641,218
	R$ million	20.7
Total	MWh	641,628
	R$ million	20.9

3.     Energy sold

Distribution to	1Q12
	R$ million	MWh
State utilities	71.2	209,001
Industrial	151.7	478,859
Residential	139.8	342,718
Commercial	118.3	289,991
Others	3.7	15,947
Total	484.7	1,336,516

Marketletter

4.     Number of Consumer Units Serviced

1Q12
State utilities	532
Industrial	3,154
Residential	636,074
Commercial	65,965
Others	47,408
Total	753,133

5.     Network Expansion - number of new connections

1Q12
8,835

6.     Substations

1Q12
Ses 69/13.8 kV	21
Ses special consumers	29
Total	50

7.     Fuel used to produce electricity

Type	Unit	1Q12
		Amount	R$ Million
Diesel oil	Liter	118,031,885.0	755,5

8.     Losses  - %

1Q12
Technical	Commercial
1.47%	33.54%

9.     Extension of distribution lines – 03/31/2012

Tension kV	Extension Km
138kv
69kv
34.5kv
13.8kv Urb.	12,858.88
13.8kv Rural	2,474.47

Obs: In the first quarter of 2012 work was completed on: TL Ponta do Ismael - Ponta Negra 69 kV - 4km, but this line was not energized, depending on the deployment of bays in substations Ponta Negra 69 kV and Ponta do Ismael. These works are still in progress. In the case of Ponta Negra, it is still in a bidding process

Marketletter

10.  Extension of transmission lines – 03/31/2012

Line	Extension Km	Tension Kv	Date of energization
Balbina–Cristiano Rocha	158.513	230.0	Nov-06
Manaus–Cristiano Rocha	22.704	230.0	Nov-06
Ramal de Transmissão–Presidente Figueiredo	0.129	230.0	Sep-98
Balbina – Manaus I	180.344	230.0	May-89
Balbina – Balbina – Circuit 1	0.590	230.0	Feb-89
Balbina – Balbina – Circuit 2	0.635	230.0	Mar-89
Balbina – Balbina – Circuit 3	0.635	230.0	Apr-89
Balbina – Balbina – Circuit 4	0.680	230.0	Sep-89
Balbina – Balbina – Circuit 5	0.680	230.0	Jul-89
TOTAL	364,91

Line	Extension Km	Tension Kv	Date of energization
Manaus I – São José	7.335	69.0	Feb-01
Manaus I - Mauá	11.815	69.0	Oct-91
Manaus I – Distrito I – Circuito 1	4.684	69.0	Out-91
Manaus I – Distrito I – Circuito 2	4.684	69.0	Nov-06
Manaus I – V8 – Circuito 1	1.160	69.0	Oct-91
Manaus I – V8 – Circuito 2	1.160	69.0	Oct-91
Manaus I – Cachoeirinha	6.112	69.0	Jul-92
Manaus I – Seringal Mirim – Circuito 1	6.649	69.0	Sep-97
Manaus I – Seringal Mirim – Circuito 2	7.277	69.0	Oct-97
Manaus I– Flores – Circuito 1	4.460	69.0	Feb-89
Manaus I – Flores – Circuito 2	4.581	69.0	Nov-01
Manaus I – Flores – Circuito 3	4.842	69.0	Dec-07
Manaus I – Cidade Nova	7.463	69.0	Jan-96
Manaus I – Santo Antônio	9.516	69.0	Mar-05
Flores – Redenção	1.469	69.0	Nov-08
Redenção – Ponta Negra	4.515	69.0	Nov-08
Flores – Ponta Negra	5.953	69.0	Dec-07
Aparecida – Ponta Negra	8.610	69.0	Jul-83
Aparecida – Seringal Mirim	3.795	69.0	Feb-97
Aparecida – Cachoeirinha	3.994	69.0	Mar-05
Aparecida – El Paso	0.153	69.0	Nov-99
Mauá – Distrito I – Circuito 1	7.480	69.0	Apr-77
Mauá – Distrito I – Circuito 2	5.541	69.0	Apr-99
Mauá – Distrito Ii – Circuito 1	4.122	69.0	Nov-97
Mauá – Distrito Ii – Circuito 2	4.107	69.0	Mar-04

Marketletter

Line	Extension Km	Tension Kv	Date of energization
Mauá – Cachoeirinha	9.388	69.0	Feb-05
Mauá – Cidade Nova	18.170	69.0	Aug-06
Mauá – Mauá Geração – Circuito 1	0.533	69.0	Feb-04
Mauá – Mauá Geração – Circuito 2	0.226	69.0	Feb-04
Mauá – El Paso	0.200	69.0	Mar-04
Mauá Geração – São José	8.922	69.0	Mar-04
Mauá Geração – Consumidores Especiais	12.303	69.0	Jul-04
Eletro – Mauá	0.357	69.0	Jan-81
Distrito I – Consumidores Especiais	7.723	69.0	Mar-96
Distrito Ii – Cachoeirinha	7.422	69.0	Nov-97
Seringal Mirim – Cachoeirinha	3.980	69.0	Feb-97
Santo Antônio – Sivam	5.326	69.0	Mar-05
Ponta Do Ismael – Iranduba	18.043	69.0	Jun-06
Flores – Ambev	7.335	69.0	Feb-01
Ramal De Serviço – Tratamento de Água	0.186	69.0	Apr-11
Ramal De Serviço – Captação de Água	4.344	69.0	Apr-11
Total	235.935

11.  DEC- Duration of interruptions - in hours

1Q12
15.83

12.  FEC – Frequency of interruptions – Number of outages

1Q12
12.95

13.  TMA – Average response time – in minutes

1Q12
151.08

14.  Average price– R$/MWh

1Q12
426.57

Marketletter

15.  Main investments – R$ million

Project	1Q12	Budget 2012
Distribution	45.8	707.0
Extension of Urban distribution	15.6	354.5
“Light for All” Program	11.5	169.1
Maintenance of the distribution system	1.0	46.0
Maintenance of the urban net work	17.7	137.0
Others (infrastructure)	4.1	65.3
Transmission	3.6	125.0
Generation	26.6	188.0
Total	80.1	1,085.00

16.  Loans and financing – R$ million

Creditor	Balance 03.31.12	Due	Index
Eletrobras	516	04/2023	RGR

17.  Contract obligations 03/31/2012

Loans and financing	2012	2013	2014	2015	2016	After 2016
	0	107	123	92	67	98

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$ million	515.74	1,068.06	1,277.86	1,429.89	1,546.17	26,627.56
MWh	2,650,743.83	5,860,894.00	7,242,633.00	8,110,640.00	8,622,023.82	134,170,618.00

18.  Default – more than  120 days – 03/31/2012

Class	R$ million
State utilities	1.14
Industrial	92.15
Residential	16.19
Commercial	20.77
Others	47.86
Total	178.11

Marketletter

19.  Number of employees  (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 By tenure

Composition of employees by tenure (Years)	1Q12
To 5	773
6 to 10	179
11 to 15	274
16 to 20	251
21 to 25	446
more than 25	372
Total	2,295

19.2 By region

State	Number of employees
Amazonas	2,295

19.3 By departments

Department	Number of employees
Field	1,432
Administrative	863

20    Complementary work force

Operational
1Q12	1,783

21    Turn-over

1Q12
0.17

Marketletter

Balance Sheet

(R$ thousand)

Assets	03/31/2012	12/31/2011
Current Assets

Cash and banks	22,353	39,365
Consumers and concessionaires	195,037	197,019
Taxes and social contributions to compensate	6,792	6,029
Compensation right	9,129	7,108
Stored materials	5,988	5,838
Service in course	14,694	12,657
Other credits	14,724	10,346
	268,717	278,362

Non-Current Assets
Long-term assets
Consumers	206,020	189,915
Taxes and social contributions to compensate	4,037	4,782
Collaterals and tied deposits	32,896	33,344
Financing assets - concessions	439,358	429,452
Others	4,033	3,804
	686,344	661,297

Investments	168	168
Intangible	51,512	50,750
Property, plant and equipment	23,724	24,243
	761,748	736,458
Total of Assets	1,030,465	1,014,820

Marketletter

Liabilities	03/31/2012	12/31/2011
Current Liabilities

Loans and financing	107,109	127,541
Suppliers	88,315	78,718
Taxes and social contributions	38,081	36,569
Estimated obligation	15,428	11,291
Compensation obligations	33,048	30,311
Post-retirement benefit	20,196	20,084
Sector charges	10,439	11,536
Research and Development	10,071	10,514
Others	19,371	22,993
	342,058	349,557

Non-Current Liabilities

Loans and financing	253,415	225,731
Provision for contingencies	84,260	86,880
Resources for capital increase	97,561	97,354
Post-retirement benefit	11,713	12,258
Research and Development	12,217	10,781
Taxes and social contributions	9,982	10,599
Other obligations	4,286	4,286
	473,434	447,889

Stockholders’ Equity

Social Capital	525,484	525,484
Accrued losses	(289,485)	(287,084)
Other comprehensive income	(21,026)	(21,026)
	214,973	217,374
Total Liabilities	1,030,465	1,014,820

Marketletter

Statement of Income

(R$ thousand)

	2012	2011
Net Operating Revenue	201,416	183,821
Operational cost
Cost with energy
Electric energy purchased for resale	(107,514)	(90,397)
Charge on the use of transmission grid	(13,726)	(10,549)
	(121,240)	(100,946)
Cost of operation
Personnel, Material and Third party services	(43,459)	(37,581)
Depreciation and amortization	(3,700)	(3,798)
Others	(2,061)	(1,207)
	(49,220)	(42,586)
Construction cost	(15,258)	(9,068)
Gross Income	15,698	31,221
Operating Expenses	(21,663)	(31,964)
Electric Energy service - losses	(5,965)	(743)
Financing result	3,564	771
Net income (loss) for the period	(2,401)	28
Basic and diluted Net income (loss) per share
Common	(0.0046)	0.0001
Preferred	(0.0051)	0.0001

Marketletter

Cash Flow

(thousands reais)

	03/31/2012	03/31/2011
Operational activities
Income before taxes and social contribution	(2,401)	28
Adjustments
Depreciation and Amortization	3,929	4,050
Benefit
Financing result	3,564	771
Net provisions	840	9,974
Fiscal instalment amortization and update	(8,563)	(3,395)
Other operational expenses	1,623	3,742
Sub Total	1,393	15,142
Assets and liabilities variation
Clients	(13,176)	(14,008)
Taxes and social contributions	(17)	(52)
Reembursement rights	(2,021)	(13,074)
Stored material	(150)	(53)
Other credits	(14,516)	(6,721)
Linked deposits	448	(821)
Suppliers	9,597	(12,706)
Reembursement obligations	2,737	3,494
Taxes and social contributions	9,458	5,768
Post-employment benefits	(433)	(34,326)
Estimated obligations	4,137	424
Sectorial charges	(1,096)	(1,584)
Energy efficiency program	822	487
Other liabilities	(3,966)	12,101
Other variations	(696)	25,888
Sub Total	(8,872)	(35,183)
Net cash from operational activities	(9,880)	(20,013)
Investment activities
Property, plant and equipment acquisition	78	(832)
Financing asset	(9,906)	(9,863)
Intangible acquisition	(3,915)	6,302
Net cash from investment activities	(13,743)	(4,393)
Financing activities
Income from loans	18,440	19,870
Capital increase
Loans and financing amortization - principal	(10,258)	(6,991)
Financing charges amortization – loans and financing	(1,571)	(1,327)
Net cash from financing activities	6,611	11,552
Increase (decrease) in the cash and cash equivalent	(17,012)	(12,854)
Cash and cash equivalents at beginning of year	39,365	22,927
Cash and cash equivalents at end of year	22,353	10,073

Marketletter

Analysis of the result

The company presented in the 1Q12,  net income 814% lower than that recorded in the same period of 2011, from a income of R$ 0,28 million in the 1Q11 to a loss of R$ 2 million in the 1Q12, due to the increase in costs of energy purchased for resale and construction costs.

Eletrobras Distribuição Alagoas presented, in the 1Q12, a net loss  106.86% lower  than  that presented for the 4Q11, from R$ 35 million in the 4Q11 , to R$ -2.4 million in the 1Q12, mainly due to an increase in rising defaults.

Operating Revenue

The electricity supply had an increase of 50%, from R$ 176 million in the 4Q11 , to R$ 263 million in the 1Q12, mainly due to an increase of customer consumption.

The construction revenue presented an increase of 58%, from R$ 36 million in the 4Q11 , to R$ 15 million in the 1Q12, mainly due to a reduction in the acquisition of new assets.

The revenue from use of the distribution grid had an increase of 13%, from R $ 165 million in the 4Q11 , to R$ 188 million in the 1Q12, mainly due to an increase of customer consumption.

Cost of Electric Power Service

The electricity purchased for resale had a decrease of 0.7%, from R$ 108 million in the 4Q11 to R$ 107.5 million in the 1Q12, remaining stable.

The charges for use of the electric grid increased by 8.8%, from R$ 12 million in the 1Q11 to R$ 13.7 million in the 1Q12, mainly due to  market growth.

Depreciation and amortization had a decrease of 9.1%, from R$ 4.07 million in the 4Q11 , to R$ 3.92 in the 1Q12, mainly due to a loss in the units.

Personnel expenses  had an increase of 38%, going from R$ 32 million in the 4Q11 to R$ 44 million in the 1Q12, mainly due to monetary allowances and social charges.

Material expenses had an increase of 140% from R$ 0.6 million in the 4Q11 , to R$ 1.4 million in the 1Q12 mainly due to an increase of maintenance cost.

Third-parties services decreased by 7%, from R$ 18 million in the 4Q11, to R$ 17 million in the 1Q12, mainly due to an increase in the maintenance of  energized and non energized lines.

Operating Revenue (expense)

Personnel expenses decreased by 24%, from R$ 16 million in the 4Q11 , to R$ 12 million in the 1Q12, mainly due to a reduction of bonus and remuneration of young apprentice (social program for youth).

Provisions for contingencies decreased by 233%, from R$ 2 million in the 1Q11, to R$ -2.7 million in the 1Q12, mainly due to a reversal of labor provisions.

Financial Result

Financial Revenues decreased by 15%, from R$ 21 million in the 4Q11 , to R$ 18 million in the 1Q12, mainly due to a reduction of monetary variation in the energy bill.

The financial expenses increased by 10%, from R$ 13 million in the 4Q11 to R$ 14 million in the 1Q12, mainly due to an increase in the devolutions to consumers.

Marketletter

Market Data

1.     Generation Assets and Energy generated – NA

2.     Electric energy purchased for resale

System	Unit	1Q12
Eletrobras	MWh	712,083
	R$ million	50.17
Others	MWh	474,723
	R$ million	57.34
Total	MWh	1,186,806
	R$ million	107.51

3.     Energy sold

Distribution to	1Q12
	R$ million	MWh
State utilities	33.385	119,783
Industrial	34.523	130,998
Residential	122.583	281,120
Commercial	61.009	161,903
Others	11.329	69,340

4.     Number of Consumer Units Serviced

1Q12
State utilities	9,524
Industrial	2,682
Residential	849,139
Commercial	52,687
Others	10,144
Total	924,176

5.     Network Expansion - number of new connections

1Q12
9,483

6.     Substations

1Q12
39

7.     Fuel used to produce electricity- NA

Marketletter

8.     Losses  - %

1Q12
Technical	Commercial
8.42	20.75

9.     Extension of distribution line – 03/31/2012

Tension (kV)	Extension (Km)
13.8	13,781

10.  Extension of transmission line – 03/31/2012

Level of Tension (kV)	Extension Km
69	1.733,21

11.  DEC- Duration of interruptions - in hours

1Q12
8.70

12.  FEC – Frequency of interruptions – Number of outages

1Q12
6.71

13.  TMA – Average response time – in minutes

1Q12
152

14.  Average price– R$/MWh

1Q12
267.54

15.  Main investments – R$ million

Project	1Q12	2012 budget
Distribution	12.293	255.589
Rural Distribution Network Expansion Light for all	976	59.000
Urban Distribution Network Expansion	2.308	66.615
Distribution System Maintenance	7.517	72.389
Modernization and Adequacy of Commercial and Distribution System	1.492	57.585
Others	645	33.280
Maintenance and Adequacy of goods	645	33.280
Total	12.938	285.869

Marketletter

16.  Loans and financing – R$ million

Creditor	Balance 03.31.12	Due	Index
Eletrobras	315	2022	SELIC + varied
Faceal	26	2015	INPC + 12.68% per year
Bndes	0	2013	TR + 8% p.y.
Bic Banco	9	2012	CDI + 5.91%p.y.
Banco do Brasil	5	2010	CDI + 1.69% p.y.
Lloyds Bank	1	2024	Dollar

17.  Contract obligations 03/31/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	107	60	61	53	32	48

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$ million	425	562	566	599		619
MWh	4,599,627	5,652,541	5,716,480	6,045,037		6,308,085

18.  Default – more than  120 days – 03/31/2012

Class	R$ million
State utilities	9
Industrial	43
Residential	8
Commercial	15
Others	31
Total	106

19.  Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1  By tenure

Composition of employees by tenure (Years)	1Q12
To 5	646
6 to 10	43
11 to 15	2
16 to20	31
21 to 25	318
more than 25	325
Total	1,365

19.2  By region

State	Number of employees
Alagoas	1,365

Marketletter

19.3  By departments

Department	Number of employees
Field	1,177
Administrative	188

20.  Complementary work force

Operational
1Q12	1,206

21.  Turn-over

1Q12
1.36

Marketletter

Balance Sheet

(R$ thousand)

Assets	03/31/2012	12/31/2011
Current Assets
Cash and banks	51,908	45,208
Consumers	238,023	250,032
Taxes to recover	7,379	6,062
Compensation rights	12,537	6,916
Stored materials	21,359	19,914
Other credits	31,618	27,510
	362,824	355,642
Non-Current Assets
Consumers	131,491	134,955
Taxes to recover	5,059	5,058
Legal deposits	8,688	10,676
Financial Asset	473,188	478,280
Others	1,118	1,118
	619,544	630,087
Investments	146	146
Property, plant and equipment	38,272	26,661
Intangible	23,146	23,103
	681,108	679,997
Total Assets	1,043,932	1,035,639

Marketletter

Liabilities and Stockholders Equity	03/31/2012	12/31/2011
Current Liabilities
Loans and financing	90,485	92,979
Taxes to collect	80,363	65,374
Estimated obligations	18,931	16,954
Post-retirement benefit	17,304	14,497
Sector charges	9,775	10,214
Research and development	20,257	18,985
Other	31,335	34,773
	362,741	347,320
Non-Current Liabilities
Loans and financing	380,054	383,048
Provision for contingencies	73,231	75,240
Post-retirement benefit	80,557	83,406
Advance for future capital increase	281,221	275,984
Research and development	25,424	24,787
Taxes to collect	28,433	30,139
Other	870	870
	869,790	873,474
Stockholders Equity
Social Capital	779,224	779,224
Accumulated losses	(966,127)	(962,683)
Other comprehensive income	(1,696)	(1,696)
	(188,599)	(185,155)
Total Liabilities	1,043,932	1,035,639

Marketletter

Statement of Income

(R$ thousand)

	2012	2011
Net Operating Revenue	207,584	197,935
Operational cost
Electric Energy cost
Electric energy purchased for resale	(82,815)	(73,509)
Charge on the use of transmission grid	(13,994)	(11,597)
	(96,809)	(85,106)
Cost of operation
Personnel, Material and Third party services	(40,094)	(36,290)
Depreciation and amortization	(5,814)	(5,006)
Other	(13,913)	(9,057)
	(59,821)	(50,353)
Construction cost	(15,942)	(44,272)
Gross Income	35,012	18,204
Operating expenses	(23,499)	(36,908)
Electric energy service result	11,513	(18,704)
Financing result	(14,871)	(5,227)
Result before taxes	(3,358)	(23,931)
Income tax and social contribution	(86)	(1,036)
Net income (loss) for the period	(3,444)	(24,967)
Basic income (loss) per share (R$)	(0.0044)	(0.032)
Diluted income (loss) per share (R$)	(0.0033)	(0.0259)

Marketletter

Cash Flow

(thousand reais)

	03/31/2012	03/31/2011
Cash flow from operational activities
Net cash provided (used in) operating activities	37,240	14,048
Cash flow from investment activities
Acquisitions of fixed assets	(9,530)	(8,360)
Acquisitions of intangible assets	(38,494)	(7,528)
Acquisitions of financing assets	5,092	(38,394)
Net cash used in investing activities	(42,932)	(54,282)
Cash flow from financing activities
Loans and financing received	12,392	15,000
Loans and financing amortization		(23,161)
Financing activities total	12,392	(8,161)
Net Increase in Cash and Cash Equivalents	6,700	(48,395)
Cash and cash equivalent - beginning balance	45,208	64,648
Cash and cash equivalent – final balance	51,908	16,253
Cash variation	6,700	(48,395)

Marketletter

Analysis of the result

The company reported in the 1Q12 a loss of R$ 3.4 million, lower than that recorded in the same period last year, from R$ 24.9 million in the 1Q11, to R$ 3.4 million in the 1Q12, mainly due to a 29% increase in revenue from energy supply due to the increase in consumption and tariff readjustment of 12.2%, in average, in August 2011.

The company presented in the first quarter of 2012 a loss of R$ 3.4 million, lower than that established in the 4th quarter of 2011 when the result was a profit of R$ 43.4 million, going from $ 43.4 million in 4Q11, to R$ 3.4 million in 1Q12, mainly due to:

1-      Reduction of the supply revenue of 4.5% because of the decrease in energy consumption and the decrease of network usage revenue and short-term energy in 82.5%.

2-      Increase of the revenue from construction in 238% due to the unitization of PLPT, reducing, in 2012, the amount of work in progress.

Operational Revenue

The supply, and revenue for electric network availability, should be considered together, since all values are registered under electric power supply account.  Afterwards an allotment for the other accounts of supply and revenue for Electric network availability is done. This procedure is done in response to Letter SFF/ANEEL No 2.775/2008, of 12/24/2008, and the apportionment is made on the basis of MWh of energy generated at that time.

The value obtained with energy supply, network usage and short-term energy in 1Q12 was lower than the amount registered in the 4Q11 in 13.3% motivated mainly by the reduction of supply and network usage and short-term energy revenue.

Given the above, adding the sourcing, supply, electric network availability revenue and remuneration of financial asset revenue and other revenues line items, there was a decrease of R$ 16.6 million, 5.1%, from R$ 324.8 million in 4T11, to R$ 308.2 million in 1Q12. This was due to the reduction of billing and revenue of network usage and short-term energy.

Revenue from construction presented an increase of 238% in 1Q12 compared to 4Q11, rising from -R$ 11.5 million in 4Q11 to R$ 15.9 million in 1Q12, due to strong capitalization (transfer of fixed assets in progress to the fixed asset in service) of the works of PLPT, substations and LT 's, reducing the current fixed assets in 2012 which is the basis for the calculation of construction revenue.

Net operating revenue presented in 1Q12 a decrease of R$ 2.9 million, from R$ 210.5 million in 4Q11 to R$ 207.6 million in 1Q12, motivated by the decrease in the supply revenue, network usage and short-term energy.

Electric Energy Cost

The electric energy purchased for resale presented a reduction of 4%, from R$ 100.8 million in 4Q11 for R$ 96.8 million in 1Q12, motivated by the reduction in the cost of energy purchased for resale (CCEAR), in 12%.

Short-term energy had an increase of 314% due to the charges levied by the Electric energy trading Chamber CCEE.  The electric charge of network usage varied, from 4Q11 to 1Q12, 8.5%, due to the increase in the charges of the cost of the distribution system and the cost of using the transmission system – CUST. There was also an increase in the cost of PROINFA, in the amount of R$ 1.4 million PROINFA relating to the amount paid in 4Q11.

Operational Cost and Expenses

Administrators and personnel costs showed a decrease of 8.5%, from R$ 38.9 million in 4Q11 to R$ 35.6 million in 1Q12, primarily by payment of 13th salary and taxes in the month of Dec/11.

Third-party service costs varied in 45.8%, from R$ 36.5 million in 4Q11 to R$ 19.8 million in 1Q12. This change was primarily impacted by provisions made in the month of Dec/11 relating to contracts for maintenance and operation of the electrical system and other third party services which were still not accounted for in 2011 fiscal year.

Construction cost – IFRIC 12 presented an increase of the 4Q11 compared to 1Q12 of 238%, from -R$ 11.5 million in 2011 to R$ 15.9 million in 2012, driven by strong capitalization (transfer of fixed assets in progress for the fixed assets in service) of the Luz para Todos program works, substations and transmission lines, reducing the current fixed assets in 2012 which is the basis for the calculation of construction revenue.

Depreciation and amortization costs increased 12%, going from R$ 5.8 million in 4Q11 to 6.5 million in 1Q12. This variation was due to new capitalizations of works for 2012 fiscal year, primarily, Luz para Todos program.

Provision for contingencies presented an increase of 114%, from R$ -27.9 million in 4Q11 to R$ 3.8 million in 1Q12, mainly in relation to the payment of the Jobs and Salaries Plan, rollback of ENGESER’s civil lawsuit, KV and Veleiro Agrícola, positively impacting the result of the company in 4Q11.

Provision for Credit - PCLD losses presented a reduction of 28%, from R$ 8.6 million in 4Q11 to $ 6.2 million in Q1/12, motivated mainly by low electric energy credits for consumers (accounts considered irrecoverable) of up to R$ 5 thousand that had an increase in 4Q11 as compared to the 1Q12, of 235%. This transfer reduces the value of the PCLD.

Financial Result

The Financial result had a decrease of 22% from 4Q11 to the 1Q12, motivated primarily by the registration of the values obtained in the actuarial valuation report in Dec/11.

Marketletter

Market Data

1.     Generation Assets and Energy generated - NA

2.     Electric energy purchased for resale

System	Unit	1Q12
Eletrobras	MWh	478,561
	R$ million	44.501
Others	MWh	452,250
	R$ million	51.054
Total	MWh	930,811
	R$ million	95.555

3.     Energy sold

Distribution to	1Q12
	R$ million	MWh
State utilities	32.001	109,490
Industrial	15.480	64,420
Residential	112.962	269,095
Commercial	46.394	127,753
Others	6.463	25,404
Total	213.300	596,162

4.     Number of Consumer Units Serviced

1Q12
State utilities	18,626
Industrial	3,796
Residential	896,099
Commercial	74,793
Others	29,371
Total	1,022,685

5.     Network Expansion - number of new connections

1Q12
15,523

6.     Substations

1Q12
76

7.     Fuel used to produce electricity- NA

Marketletter

8.     Losses  - %

1Q12
Technical	Commercial
12.26	17.67

9.     Extension of distribution lines – 03/31/2012

Tension Kv	Extension Km
138.0	141
69.0	2,284
34.5	3,034
13.8	38,600
Low tension	20,299

10.  Extension of transmission lines – 03/31/2012- NA

11.  DEC- Duration of interruptions - in hours

1Q12
13.6

12.  FEC – Frequency of interruptions – Number of outages

1Q12
8.35

13.  TMA – Average response time – in minutes

1Q12
366

14.  Average price– R$/MWh

1Q12
487.96

15.  Main investments – R$ million

Project	1Q12	2012 budget
Distribution
Rural Distribution Network Expansion Light for all	39.890559	220.00
Urban Distribution Network Expansion	16.160725	110.285429
Distribution System Maintenance	5.361009	77.305900
Modernization and Adequacy of Commercial and Distribution System	0.965848	41.093565
Others
Maintenance and Adequacy of goods	2.454558	36.348710
Total	64.832699	485.033604

Marketletter

16.  Loans and financing – R$ million

Creditor	Balance 03.31.12	Due	Index
Eletrobras	461,271	2019	FINEL/RGR - 5,00% to 10,00% p.y.
BB	2,284	2014	IGPM- 10% p.y.
Morgan	6,985	2024	DOLAR- 8,46% p.y.

17.  Contract obligations 03/31/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	90.485	101.846	46.294	231.915

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$	358.266	432.263	384.238	350.443	373.583	7,900.061
MWh	4,029,609	3,172,769	2,744,258	2,397,288	2,469,161	50,448,935

18.  Default – more than  120 days – 03/31/2012

Class	R$ million
State utilities	123.731
Industrial	43.637
Residential	45.007
Commercial	50.702
Others	22.417
Total	335.444

19.  Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 By tenure

Composition of employees by tenure (Years)	1Q12
To 5	469
6 to 10	1
11 to 15	0
16 to 20	7
21 to 25	161
more than 25	820
Total	1,458

                19.2  By region

State	Number of employees
Piauí	1,458

Marketletter

19.3 By departments

Department	Number of employees
Field	792
Administrative	666

20.  Complementary work force

Operational
1Q12	998

21.  Turn-over

1Q12
0.27

Marketletter

Balance Sheet

(R$ thousand)

Assets	03/31/2012	12/31/2011
Current Assets
Cash and banks	142,715	169,972
Consumers	157,601	148,777
CCC – Diesel reimbursement	16,561	165,822
Collaterals and linked deposits	11,745	8,312
Taxes to compensate	10,698	7,603
Compensated rights	11,250	11,406
Stored materials	6,615	5,493
Service in course	10,956	10,804
Expenses paid in advance	2,260	2,260
Others	13,934	17,693
	384,335	548,142

Non-Current Assets
Consumers	35,312	37,012
CCC – Diesel reimbursement	548,110	500,333
Collaterals and linked deposits	56,672	54,017
Taxes to compensate	3,481	5,811
Expenses paid in advance	7,526	8,028
Financial Asset (concession)	382,410	354,228
Others	10,659	10,697
Investments	1,833	1,833
Property, plant and equipment - net	20,107	19,571
Intangible	97,977	99,058
	1,164,087	1,090,588
Total of Assets	1,548,422	1,638,730

Marketletter

Liabilities and Stockholders’ Equity	12/30/2012	12/31/2011
Current Liabilities
Suppliers	173,220	325,089
Taxes to collect	31,046	22,383
Loans and financing	17,020	20,916
CCC – Diesel reimbursement	9,704	9,581
Provisions for contingencies	-	15,522
Estimated obligations	11,109	10,256
Sector charges	7,374	7,122
Research and development	1,837	9,064
Others	23,160	15,559
	274,470	435,492
Non-Current Liabilities
Suppliers	785,139	701,578
Loans and financing	99,629	94,926
Taxes to collect	3,049	3,163
CCC – Diesel reimbursement	74,565	74,094
Provisions for contingencies	91,049	84,299
Resources for capital increase	92,732	90,487
Research and development	26,767	19,573
	1,172,930	1,068,120
Stockholders’ Equity (not covered)
Social Capital	1,117,860	1,117,860
Accrued losses	(1,016,838)	(982,742)
	101,022	135,118
Total Liabilities and Stockholders’ Equity	1,548,422	1,638,730

Marketletter

Statement of Income

(R$ thousand)

	2012	2011
Net Operating Revenue	191,795	169,594
Operational cost	(172,634)	(154,696)
Electric energy cost	(116,463)	(102,890)
Electric energy purchased for resale	(109,538)	(92,308)
Charge on the use of transmission grid	(6,925)	(10,582)
Operation cost	(23,864)	(29,086)
Personnel , Material and Third party services	(18,442)	(20,161)
Depreciation and amortization	(5,097)	(5,541)
Others	(325)	(3,384)
Construction cost	(32,307)	(22,720)
Gross income	19,161	14,898
Operational expenses	(46,151)	(45,728)
Electric energy Service result	(26,990)	(30,830)
Financing revenue	(7,106)	(761)
Result before taxes	(34,096)	(31,591)
Income tax and social contribution	-	-
Net income (loss) for the period	(34,096)	(31,591)

Marketletter

Cash Flow

  (thousands reais)

	03/31/2012	03/31/2011
Cash flow from operational activities
Net Income (losses) for the period before taxes and social contribution	(34,096)	(31,591)
Adjustments to reconcile loss for the year with cash provided by operating activities:
Property, plant and equipment - depreciation	437	560
Intangible - amortization	5,550	5,673
Net monetary variation	7,447	482
Financing charges	38	73
Provision for credit of questionable liquidation	2,092	3,645
Provision for contingencies	(1,307)	11,412
	(19,839)	(9,746)
(Increase) decrease in assets
Consumers	(15,098)	(4,449)
Taxes to receive	6,200	(2,623)
Fuel Consumption Account - CCC	101,484	(55,617)
Sundry debtors	(756)	(786)
Service in course	(1530)	(8,398)
Taxes to compensate	(764)	1,978
Stored material	(1,122)	874
Social tariff	156	(796)
Prepaid expenses	502	502
Linked funds	3,898	39
Colateral and linked deposits	(5,359)	11,107
Acquisition of financial assets indemnified	(28,182)	(18,869)
Other credits	655	(1,516)
	61,461	(78,554)
Increase (decrease) in liabilities
Suppliers	(68,307)	23,862
Payroll	65	(850)
Taxes to recover	6,923	(3,751)
Estimated obligations	852	(801)
Provision for contingencies	(10,218)	(91)
Regulatory charges	(322)	7,187
Fuel Consumption Account - CCC	122	65,524
Debt charges	14	-
Consumers – several taxes	1,157	(1,423)
Others	5,892	(332)
	(63,822)	89,325
Resources provided by operating activities	(22,200)	1,025
Cash flow from investment activities
Property, plant and equipment - acquisition	(973)	(384)
Intangible - acquisition	(4,469)	(5,980)
Net cash used in investment activities	(5,442)	(6,364)
Cash flow from financing activities
Loans and financing obtained	5,608	-
Financing charges - payment	(4,853)	-
Loans and financing - payment	(370)	(3,812)
Net cash provided by financing activities	385	(3,812)
Net Increase (decrease) from cash and equivalents cash	(27,257)	(9,151)
Cash and cash equivalents – beginning of the period	169,972	72,476
Cash and cash equivalents – end of the period	142,715	63,325

Marketletter

Analysis of the result

In the 1Q12 the company had a decrease of 56% in its losses, compared to the recorded amounts in the previous quarter, from R$ (77.8) million, in the 4Q11, to R$ (34.0) million in the 1Q12, mainly due to a decrease of R$ 4.0 million in the personnel costs, a decrease of R$ 26.6 million in electricity purchase and a decrease of R$ 40.4 million of Constitutions/Reversals of liabilities provisions.

Operating Revenue

The supply of electricity decreased by R$ 9.8%, from R$ 276.9 million in the 4Q11, to R$ 249.7 million in the 4Q11 due to a reduction in the amount of MWH billed, from 642.569 in the 4Q11 to 628,458 in the 1Q12. This fact occurred mainly due to the Amazon climate.

Electricity Service Cost

The electricity purchased for resale decreased by 19.6% from R$ 136.1 million in the 4Q11, to R$ 109.5 million, in the 1Q12, due to a reduction of PLD – Price of Differences Settlements, corresponding to the electricity purchase through CCEE - Personnel Expenses decreased by 15.5%, from R$ 25.8 million, in the 4Q11, to R$ 21.7 million in the 1Q12, due to a reduction of: overtime payments, bonus for dangerous work and a bonus to the employees who completed 5 years in the company.

The third-party services increased by 11.5%, from R$ 21.7 million in the 4Q11 to R$ 24.2 million, in the 1Q12, due to the recruitment of cross-functional teams for maintenance on lines and substations as well as in overseeing the Company's consumer units.

Operating Revenue (Expense)

Provisions for contingencies decreased by 89.0%, from R$ 45.4 million in the 4Q11, to R$ 5.0 million in the 1Q12, due to the reversal of a civil law suit of PCH Santa Luzia terminated in the 1Q12.

Financial Result

The expenses increased by 48.2%, from R$ 12.6 million in the 4Q11 to R$ 18.7 million in the 1Q12, due to interest paid, in the amount of R$ 1.2 million, concerning Contract ECF-2283, returned to Eletrobras because of lack o use of the resources.  There was also the recognition of R$2.9 million of interest on the transfer contracts of Eletronorte assets to CERON, passed on late from Eletrobras to Eletronorte.

Marketletter

Market Data

1.     Generation Assets and Energy generated

Own assets

Plant	Installed Capacity MW	Guaranteed energy MW average	Energy generated MWh 1Q12
PCH – Rio Vermelho	2.6	2.0	4,052

2.

Plant	Location (State)	Begenning of operation	End of operation	Non depreciated asset R$ million
PCH – Rio Vermelho	RO	11/1986	10/12	3.3

3.     Electric energy purchased for resale

System	Unit	1Q12
Eletrobras	MWh	474,757
	R$ million	77,445
Others	MWh	341,538
	R$ million	32,093
Total	MWh	816,295
	R$ million	109,538

4.     Energy sold

Distribution to	1Q12
	R$ million	MWh
State utilities	5.5	21,841
Industrial	35.4	117,360
Residential	107.5	223,099
Commercial	61.2	141,414
Others	31.0	124,744
Total	240.6	628,458

5.     Number of Consumer Units Serviced

1Q12
State utilities	193
Industrial	2,094
Residential	368,626
Commercial	36,980
Others	110,576
Total	518,469

Marketletter

6.     Network Expansion - number of new connections

1Q12
5,520

7.     Substations

1Q12
50

8.     Fuel used to produce electricity

Type	Unit	1Q12
		Amount	R$ Million
Diesel oil	Liter	18,450	34.9
Light oil pte	Liter
Total:		18,450	34.9

9.     Losses - %

1Q12
Technical	Commercial
12.67%	10.33%

Obs: Technical Losses (Regulatory)

10.  Extension of distribution lines – 03/31/2012

Tension kV	Extension Km
Low tension of distribution grid – urban	5,309
Distribution grid / Average Tension of distribution line - 13.8	15,212
Distribution line 34.5	776.8
Transmission line 69	200.8
Transmission line 138 kV	357.3

11.  Extension of transmission lines – 03/31/2012

Tension kV	Extension Km
138	357.3

12.  DEC- Duration of interruptions - in hours

1Q12
10.35

Marketletter

13.  FEC – Frequency of interruptions – Number of outages

1Q12
7,35

14.  TMA – Average response time – in minutes

1Q12
332.4

15.  Average price – R$/MWh (without ICMS)

1Q12
420.08

16.  Main investments – R$ million

Project	1Q12	2012 budget
Distribution	27.52	314.538
Rural Expansion of distribution Light for All Project	16.50	133.600
Expansion of Urban distribution	3.21	95.935
Maintenance of the distribution system	5.07	46.823
Isolated system - energy	0.0	0.200
Modernization – Distribution and Comercialization System	2.74	37.980
Others	4.77	16.724
Maintenance and Adjustment of property / IT assets	4.77	16.724
Total	32.29	331.262

17.  Loans and financing – R$ million

Creditor	Balance 03.31.12	Due	Index
Eletrobras	116.6	2025	Ufir + 5%

18.  Contract obligations 03/31/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	12.8	17.0	18.0	14.2	11.3	43.3

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$ million	617.61	749.17	918.37	1,119.94	1,231.94	6,047.70
MWh	3,884.839	4,131.232	4,413.087	4,689.791	4,971.245	2,725.051

Marketletter

19.  Default – more than  120 days – 03/31/2012

Class	R$ million
State utilities	16.68
Industrial	10.69
Residential	8.17
Commercial	6.01
Others	100.32
Total	141.87

20.  Number of employees  (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

20.1 By tenure

Composition of employees by tenure (Years)	1Q12
To 5	280
6 to 10	2
11 to 15	2
16 to 20	52
21 to 25	175
more than 25	232
Total	743

20.2 By region

State	Number of employees
Rondônia	743

20.3 By departments

Department	Number of employees
Field	522
Administrative	221

21.  Complementary work force

Operational
1Q12	1,216

22.  Turn-over

1Q12
0.0040

Marketletter

Balance Sheet

(R$ thousand)

Assets	03/31/2012	12/31/2011
Current Assets
Cash and banks	102,022	79,666
Consumers	57,395	58,146
CCC - reimbursement	532	532
Stored materials	2,015	2,202
Tax to recover	2,933	1,421
Other Credits	4,173	3,546
	169,070	145,513
Non- Current Assets
Tax to recover	2,665	-
Consumers	3,158	3,410
Collaterals and linked deposits	8,466	8,477
Financial Asset	109,330	111,271
Other	654	815
Property, plant and equipment	8,152	8,413
Intangible	6,666	7,723
	139,091	140,109
Total Assets	308,161	285,622

Marketletter

Liabilities and Stockholders’ Equity	03/31/2012	12/31/2011
Current Liabilities
Suppliers	436,454	405,946
Loans and financings	2,955	2,887
Taxes and social contributions	2,045	3,017
Estimated obligations	6,299	6,065
Sector charges	4,646	5,116
Related parties	6,716	8,768
Research and Development	4,013	4,024
Other	3,678	4,596
	466,806	440,419
Non-Current Liabilities
Loans and financings	13,043	13,413
Related parties	79,661	70,907
Provisions for contingencies	16,327	16,145
Retirement benefit	1,696	1,696
Onerous concession	12,742	11,677
Research and Development	3,117	2,684
	126,586	116,522
Stockholders’ Equity
Social Capital	320,743	320,743
Other comprehensive income	(2,280)	(2,280)
Accrued losses	(603,694)	(589,782)
	(285,231)	(271,319)
Total Liabilities and Stockholders’ Equity	308,161	285,622

Marketletter

Statement of Income

(R$ thousand)

	2012	2011
Net Operating Revenue	41,519	31,851
Operating Cost	(30,879)	(31,830)
Cost with electric energy	(19,082)	(22,714)
Electric energy purchased for resale	(19,082)	(22,714)
Cost of operation	(8,080)	(7,358)
Personnel, Material and Third party services	(6,660)	(6,052)
Depreciation and amortization	(1,471)	(1,298)
Others	51	(8)
Construction cost	(3,717)	(1,758)
Gross income	10,640	21
Operating expenses	(21,224)	(21,067)
Service result	(10,584)	(21,046)
Financing result	(3,328)	(4,878)
Net income (loss) per thousand shares – R$	(13,912)	(25,924)

Marketletter

Cash Flow

 (thousand reais)

	31/mar/12	31/mar/11
Loss for the period	(13,912)	(25,924)
Expenses (income) not affecting cash
Depreciation and amortization	284	325
Intangible - amortization	1,951	1,432
Service debt charges	462	-
Provision for credit of questionable liquidation	16,014	10,446
Provision for contingencies	(329)	322
	4,470	(13,399)
(Increase) decrease in asset
Clients	(15,011)	(19,468)
CCC	-	(11,714)
Stored materials	187	156
Taxes to recover	(4,177)	(609)
Colaterals and linked deposits	11	-
Financing assets – concession of public service	1,941	(1,414)
Others	(753)	(931)
	(17,802)	(33,980)
Increase (decrease) in liabilitites
Suppliers	30,508	48,084
Taxes to collect	(972)	346
Estimated obligations	234	339
Sector charges	(470)	180
Related parties	6,702	(3,341)
Research and development	422	376
Provision for contingencies	511	(2)
Onerous concession	1,065	-
Others	(918)	1,801
	37,082	47,783
Cash flow from operational activities	23,750	404
Service debt charges - payment	(462)	-
	(462)	-
Net cash generated by operational activities	23,288	404
Cash flow from investment activities
Property, plant and equipment - acquisition	(22)	(95)
Intangible asset (concession)	(608)	(336)
Net cash used in investment activities	(630)	(431)
Cash flow from financing activities
Loans and financing obtained	395	-
Loans and financing - payment	(697)	-
Net cash used in financing activities	(302)	-
Increase (decrease) in cash and equivalents cash	22,356	(27)
Cash and cash equivalents– beginning of the period	79,666	1,694
Cash and cash equivalents – end of the period	102,022	1,667
Increase (decrease) in cash and equivalents cash	22,356	(27)

Marketletter

Analysis of the result

The company recorded, in the 1Q12, a net loss 84.2% lower than in the previous quarter, from a loss of R$ 88 million in the 4Q11 to a loss of R$ 13.9 million in the 1Q12, mainly due to the recording of provisions of installments to the Government and the impairment occurred in 2011.

Operating Income

The supply of electricity decreased by 7.05%, from R$ 46.5 million in the 4Q11, to R$ 43.2 million in the 1Q12, which showed no significant impacts on the company’s result.

Revenues from construction decreased by 72.6%, from R$ 13.5 million in the 4Q11, to R$ 3.7 million in the 1Q12, mainly due to high investments in the 4Q11.

Revenues from use of the distribution network showed no significant impacts on the company’s result by reducing 3.2%, remaining at R$ 4 million in the quarters analyzed.

Cost of electricity service

The electricity purchased for resale decreased by 26% from R$ 25.8 million in the 4Q11 to R$ 19 million in the 1Q12, mainly due to not recording the electronic invoices of March, which shall be done in the following month.

Depreciation and amortization increased by 13.4% from R$ 1.29 million in the 4Q11, to R$ 1.47 million in the 1Q12, primarily due to acquisitions of new investments.

Personnel costs increased by 21.8% from R$ 4.8 million in the 4Q11, to R$ 5.8 million in the 1Q12, primarily due to the application of constant readjustments of the collective bargaining agreement 2011 / 2012.

Equipment costs showed an increase of 78.9%, from R$ 57 thousand in the 4Q11 to R$ 102 thousand in the 1Q12, mainly due to spending on material in general.

Third party services costs decreased by 67.7% from R$ 13.9 million in the 4Q11, to R$ 4.5 million in the 1Q12, primarily due to expenses related to freight and cleaning and maintenance of buildings.

Operating Income (Expenses)

The personnel expenses decreased by 7.5% from R$ 7.1 million in the 4Q11, to R$ 6.5 million in the 1Q12, due to extra expenses for the month of December.

Provisions for contingencies decreased by 107%, from R$ 4.6 million in the 4Q11, due to the recalculation of a labor lawsuit, which reported an additional amount for recording and a negative value of R$ 0.3 million in the 1Q12 ,due to the reversal of provisions for contingencies of civil and labor lawsuits.

Financial Result

Financial income decreased by 55%, from R$ 22 million in the 4Q11, to R$ 9.9 million in the 1Q12, mainly due to applications arising from the receipt/advance of the CCC reimbursement.

Financial expenses decreased by 50.8%, from R$ 27 million in the 4Q11 to R$ 13.2 million in the 1Q12, primarily due to interest, penalties and monetary corrections of certain portions of the energy purchased for resale (from Eletronorte) that are not being paid since August 2007 and has accumulated up to now.

Non-operating Result

The non-operating expenses decreased by 100%, whose value was R$ 19 million, primarily due to recording of the impairment in the 4Q11.

Marketletter

Market Data

1.     Generation Assets and Energy generated - NA

2.     Electric energy purchased for resale

System	Unit	1Q12
Eletrobras	MWh	202,804
	R$ million	35.20
Others	MWh
	R$ million
Total	MWh	202,804
	R$ million	35.20

3.     Energy sold

Distribution to	1Q12
	R$ million	MWh
State utilities	4.88	21,492
Industrial	0.93	3,117
Residential	27.07	70,857
Commercial	10.98	32,102
Others	2.28	10,387
Total	46.14	137,955

4.     Number of Consumer Units Serviced

1Q12
State utilities	189
Industrial	997
Residential	229,892
Commercial	24,572
Others	9,952
Total	265,602

5.     Network Expansion - number of new connections

1Q12
1,802

6.     Substations

1Q12
3

Boa Vista has only 3 substations

7.     Fuel used to produce electricity- NA

Marketletter

8.     Losses  - %

1Q12
Technical	Commercial
8.07	7.54

9.     Extension of distribution line – 03/31/2012

Tension kV	Extension Km
127V/220V	1,228.71
13.8 kV	1,588.62
69 kV	70.53

10.  Extension of transmission lines – 03/31/2012- NA

11.  DEC- Duration of interruptions - in hours

1Q12
2.39

12.  FEC – Frequency of interruptions – Number of outages

1Q12
3.39

13.  TMA – Average response time – in minutes

1Q12
57.52

14.  Average price– R$/MWh

1Q12
334.52

15.  Main investments – R$ million

Project	1Q12	2012 budget
Distribution
Expansion of Urban Electricity Distribution (Luz p/todos)	2.03	7.75
Expansion of Urban Electricity Distribution	1.32	15.41
Maintenance of energy distribution system	0.45	6.39
Modernization and adaptation of energy distribution and Trading of energy system	0.04	5.28
Others
Maintenance and adjustment of property	0.00	0.93
Maintenance and adjustment of goods	0.04	1.98
Maintenance and adjustment of thecnological activity	0.29	10.06
Total	4.17	47.81

Marketletter

16.  Loans and financing – R$ million

Creditor	Balance on 31.03.12	Date Due	Index
Eletrobras	6.91	07/30/16	Interest 10% py + Adm fee 2%
Eletrobras	0.49	10/30/18	Interest 5% py + Adm fee 2%
Eletrobras	6.14	07/30/16	Interest 10%py + Adm fee 2%
Eletrobras	1.65	08/30/16	IGP-M + interest 10% py + Adm fee 2%
Eletrobras	0.21	09/30/15	Interest 5% py + Adm fee 2%
Eletrobras	0.17	09/30/15	Interest 5% py + Adm fee 2%
Eletrobras	0.4	12/30/18	nterest 5% aa + Adm fee 2%
Eletronorte	15.49	11/30/13	IGP-M + interest 10% py + Adm fee 2%

17.  Contract obligations 03/31/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	8.79	11.98	3.67	4	2.58	0.34

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$ million	160.02	183.73	216.14	249.70	275.31	1,528.42
MWh	660,341	703,499	741,635	760,341	790,891	3,541,831

18.  Default – more than  120 days – 03/31/2012

Class	R$ million
State utilities	5.43
Industrial	0.15
Residential	0.50
Commercial	0.25
Others	21.10
Total	27.43

19.  Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 – By tenure

Composition of employees by tenure (Years)	1Q12
To 5	43
6 to 10	140
11 to 15	5
16 to 20	1
21 to 25	39
more than 25	56
Total	284

19.2 – By region

State	Number of employees
Roraima	284

Marketletter

19.3   - By departments

Department	Number of employees
Field	128
Administrative	156

20.  Complementary work force

Operational
1Q12	182

21.  Turn-over

1Q12
0.175

Marketletter

3.Participation Company

Eletropar’s purpose is to participate in the capital of companies. In this condition it, participates in the capital of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. -  Eletropaulo; EDP Energias do Brasil S.A;  da Empresa Metropolitana de Águas e Energia S.A. – EMAE; da CPFL Energia S.A. e da Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP, and also, of Eletronet S.A., being this, SPE, with signal transport activities of information and of telecommunications services.

Marketletter

Balance Sheet
(R$ thousand)

Assets	03/31/2012	12/31/2011
Current Assets
Cash and banks	74,154	71,695
Return on investments	8,948	2,624
Fiscal assets to recover	811	811
Legal deposits	1,695	1,672
	85,608	76,802

Non-current assets
Long-term asset	2,318	2,376
Fiscal asset to compensate	2,318	2,376

Investments	171,538	163,992
Property, plant and equipment	43	47
Intangible	7	7
	173,906	166,422
Total Assets	259,514	243,224

Marketletter

Liabilities and Stockholders Equity	03/31/2012	12/31/2011
Current liabilities
Stockholders remuneration	5,618	5,618
Payable accounts - Eletrobras	208	204
Tax obligations	422	226
Estimated obligations	29	29
Other	22	24
	6,299	6,101

Non-current liabilities
Provisions for fiscal and administrative risks	1,631	1,608
Income tax and social contribution - deferred	35,712	33,466
	37,343	35,074

Stockholders equity
Social capital	118,054	118,054
Income reserve	2,325	2,325
Additional Proposed Dividend	16,854	16,854
Equity adjustment	69,176	64,816
Accrued income	9,463	-
	215,872	202,049
Total liabilities and stockholders equity	259,514	243,224

Marketletter

Statement of Income
(R$ thousand)

	03/31/2012	03/31/2011
Operating Revenues
Dividends	7,108	-
Equity participation	1,687	1,266
	8,795	1,266
Operating Expenses
Personnel/fees	661	497
Materials and Products	17	22
Traveling expenses, transportation, training	14	15
Third party services	135	120
Publicity	9	212
Taxes and contributions	39	40
Rent, Condominium Installments and Municipal Taxes	23	17
Operating provision (reversion)	-	398
Other	51	45
	948	1,368
Operating Result Before Financing Result	7,847	(102)
Financial Revenues (Expenses)
Financing revenues	1,971	1,530
Financing expenses	(23)	(3)
Financial Result	1,948	1,527
Income before income tax and social contribution	9,795	1,425
Income tax and social contribution	(332)	(246)
Net income for the period	9,463	1,179
Net income per share
Basic and diluted	0.80439	0.10866

Marketletter

Cash Flow

(thousands Reais)

	31/03/12	31/03/11
Operating Activities
Net income for the period	9,463	1,179
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	3	4
Equity income	(1,687)	(1,266)
Provisions	-	467
Sub total	7,779	384
(Increase) decrease in operating assets
Investment remuneration	(7,793)	63
Financing asset to compensate	58	217
Other credits	-	9
	(7,735)	289
Increase (decrease) in operating liabilities
Taxes and social contributions	197	(33)
Payables - Eletrobras	5	(197)
Others	-	(9)
	202	(239)
Cash flow from operating activities	246	434
Investment activities
Acquisition of property, unit and equipment	-	(4)
Dividends received	2,213	1,092
Cash flow from investment activities	2,213	1,088
Increase in cash and equivalent cash	2,459	1,522
Cash and equivalent cash in the beginning of the period	71,695	58,677
Cash and equivalent cash in the endof the period	74,154	60,199
Increase in cash and equivalent cash	2,459	1,522

Marketletter

Analisis of Result

The result of Eletropar is composed, given its condition of shareholding company, by income received from investments in equity investments held in its portfolio and applications in the Fundo Extramercado of Banco do Brasil (mandatory application defined by Law).

Eletropar presented, in the period ending in March 31, 2012, net income in the amount of R$ 9.5 million, 702.8% higher than in the presented in the same period the previous year, when the company reached the value of R$ 1.2 million.

The total revenues for the period ending in March 31, 2012, reached the amount of R$ 10.8 million, resulting from equity investments held by the company and Fundo Extramercado, applications and were superior to those earned in 285.06% on the same period of 2011, amounting to R$ 2.8 million.

In the 1Q12 income arising from stockholdings is composed by equity (invested CTEEP and EMAE) and the dividends distributed by the investee Eletropaulo, assessed at fair value through equity.

The financial result in the period ending in March 31, 2012, amounting to R$ 1.9 million, reflects mainly the income from investments in the Fundo Extramercado of Banco do Brasil, presenting a 27.52% growth when compared to the results in the same period in 2011, whose value was R$ 1.5 million. The growth is due to the increased investments in financial application, basically extramercado the Bank of Brazil, from the receipt of dividends and interest on stockholders ' equity arising from equity investments held by the company.

With regard to operational expenditure, which reached the amount of R$ 0.9 million for the period ending in March 31, 2012, there has been a decrease in the order of 30.7%, compared to the same period in 2011, when its value was R$ 1.4 million. This reduction occurred because of decreasing advertising expenses and legal Constitution of provision for losses on the tax credits in 2012.

Marketletter

Dados

1.     Investments

Cpmpany

Typo

Amount

Participation (%)

CTEEP	PN	999,663	0.655
Eletropaulo	PNB	2,095,644	1.25
EMAE	PN	523,911	1.420
Energias do Brasil	ON	495,227	0.31
CPFL Energia	ON	1,703,600	0.18

2. Number of employees (including requested employees from other Eletrobras companies/excluding employees assigned to other Eletrobras companies)

They are 4 (four) employees required Eletrobras. Two officers, one employee of Eletrobras.

2.1 By tenure

Composition of employees by tenure (Years)	1Q12
to 5	-
6 to 10	2
11 to15	-
16 to 20	-
21 to 25	-
More than 25	-
Total	2

                2.2 By region

State	Number of employees
RJ	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.